 As filed with the Securities and Exchange Commission on October 22, 1999
                                                     Registration No. 333-82145
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                               ----------------

                                AOA HOLDING LLC
            (Exact name of registrant as specified in its charter)

        Minnesota                    7312                    36-4298658
     (State or other          (Primary Standard           (I.R.S. Employer
     jurisdiction of      Classification Industrial    Identification Number)
     incorporation or               Code)
      organization)

                               ----------------

                               AOA CAPITAL CORP
            (Exact name of registrant as specified in its charter)

        Minnesota                    7312                    36-4298659
     (State or other          (Primary Standard           (I.R.S. Employer
     jurisdiction of      Classification Industrial    Identification Number)
     incorporation or               Code)
      organization)

                               ----------------

    1380 West Paces Ferry Road, N.W.                J. Kevin Gleason
          Suite 170, South Wing                        President
         Atlanta, Georgia 30327                     AOA Holding LLC
        Telephone: (404) 233-1366                   AOA Capital Corp
    (Address, including zip code, and       1380 West Paces Ferry Road, N.W.
            telephone number,                    Suite 170, South Wing
  including area code, of registrant's           Atlanta, Georgia 30327
      principal executive offices)             Telephone: (404) 233-1366
                                           (Name, address, including zip code
                                                 and telephone number,
                                           including area code, of agent for
                                                        service)

                               ----------------

                         Copies of communications to:

                            James C. Melville, Esq.
                       Kaplan, Strangis and Kaplan, P.A.
                      90 South Seventh Street, Suite 5500
                         Minneapolis, Minnesota 55402
                           Telephone: (612) 375-1138

                               ----------------

  Approximate date of commencement of proposed sale of the securities to the public:
  As soon as practicable after the Registration Statement becomes effective.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. [_]

  The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     ------------------------------------
                     ------------------------------------

  The information in this prospectus is not complete and may be changed. We may not sell these notes until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED OCTOBER   , 1999

PROSPECTUS
                                  $50,000,000

                                AOA HOLDING LLC
                               AOA CAPITAL CORP

                               OFFER TO EXCHANGE
                 ALL OUTSTANDING 10-3/8% SENIOR NOTES DUE 2006
                       FOR 10-3/8% SENIOR NOTES DUE 2006

                 THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
                     NEW YORK CITY TIME, ON         , 1999

                               ----------------

The Registered Notes --

  . The terms of the exchange notes to be issued are substantially identical to the outstanding notes that we issued on May 26, 1999, except for transfer restrictions and registration rights relating to the outstanding notes that will not apply to the exchange notes.

  . Interest on the notes accrues at the rate of 10-3/8% per year, payable in cash every six months on March 15 and September 15, with the first payment on September 15, 1999.

  .  The notes are not secured by any collateral.

  .  The notes are not guaranteed by any of our subsidiaries.

Material Terms of the Exchange Offer --

  .  Expires at 5:00 p.m., New York City time, on          , 1999, unless
     extended.

  . The exchange offer is subject to customary conditions, which we may waive.

  . All outstanding notes that are validly tendered and not validly withdrawn will be exchanged for equal principal amount of exchange notes which are registered under the Securities Act of 1933.

  . Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

  .  We will not receive any cash proceeds from the exchange offer.

                               ----------------

   Please consider carefully the "Risk Factors" beginning on page 13 of this prospectus.

                               ----------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                The date of this prospectus is October   , 1999

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Prospectus Summary........................................................   1
  Summary of the Exchange Offer...........................................   3
  Summary of the Exchange Notes...........................................   6
  Risk Factors............................................................   8
  Principal Executive Office..............................................   9
  Summary Historical and Pro Forma Financial Data.........................  10
Risk Factors..............................................................  13
  Our ability to service our indebtedness will require a significant amount of cash, which we may be unable to generate.....................  13
  Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the exchange notes.........................................................  13
  The issuers are relying upon distributions from Adams Outdoor
   Advertising Limited Partnership to generate the funds necessary to make payments of principal and interest on the exchange notes, however, the terms of the financing documents of Adams Outdoor Advertising Limited
   Partnership impose limitations on its ability to make distributions to
   AOA Holding............................................................  14
  Your right to receive payments on the exchange notes will effectively rank junior to claims of creditors of Adams Outdoor Advertising Limited
   Partnership and Adams Outdoor Advertising, Inc. because AOA Holding is a holding company with no significant assets other than its investment in Adams Outdoor Advertising Limited Partnership.......................  14
  Cutbacks in tobacco advertising may cause a reduction in our net revenues...............................................................  15
  Holders of outstanding notes that fail to exchange their notes may be unable to resell their notes...........................................  15
  Your notes will not be accepted for exchange if you fail to follow the exchange offer procedures..............................................  15
  The restrictions imposed by the indentures governing the exchange notes and the Adams Outdoor Advertising Limited Partnership notes and our credit facilities may limit our management's discretion................  15
  AOA Capital has no ability to make payments on the exchange notes.......  16
  Governmental regulations place restrictions on billboard advertising that may cause a reduction in our net revenues.........................  16
  The loss of key executives may hinder our ability to implement our business strategy and to operate profitably............................  17
  Our failure, or the failure of our third party suppliers or customers, to address information technology issues related to the year 2000 could result in an interruption to our business that may adversely affect our financial results......................................................  17
  The controlling equity holder of AOA Holding may have interests in conflict with the interests of our noteholders.........................  17
  The governors and directors of the issuers are also directors of their subsidiaries and may develop a conflict of interest....................  17
  $35 million of approximately $48.25 million of the net proceeds from the issuance of the outstanding notes were distributed to Stephen Adams and family members rather than retained by us for use in our business .....  18
  We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture......................  18
  The absence of a well-developed body of legal precedent relating to limited liability companies makes the outcome of legal proceedings against AOA Capital difficult to predict...............................  18
  If a bankruptcy case or lawsuit is initiated by unpaid creditors of either issuer, the debt represented by the exchange notes may be reviewed under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws.........................................  18
  You cannot be sure that an active trading market will develop for the exchange notes.........................................................  19

                                                                          Page
                                                                          ----
Forward-Looking Statements...............................................  20
The Issuers..............................................................  21
Exchange Offer...........................................................  23
  Purpose and Effect of the Exchange Offer...............................  23
  Terms of the Exchange Offer............................................  25
  Expiration Date; Extensions; Amendments................................  26
  Interest on the Exchange Notes.........................................  26
  Procedures for Tendering...............................................  26
  Guaranteed Delivery Procedures.........................................  28
  Withdrawal of Tenders..................................................  29
  Conditions.............................................................  29
  Exchange Agent.........................................................  30
  Fees and Expenses......................................................  30
  Accounting Treatment...................................................  31
  Consequences of Failure to Exchange....................................  31
  Resale of the Exchange Notes...........................................  31
Use of Proceeds..........................................................  32
Capitalization...........................................................  33
Selected Historical and Pro Forma Financial Data.........................  34
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  37
Business.................................................................  44
Management...............................................................  52
Principal Security Holders...............................................  57
Certain Transactions.....................................................  58
Limited Liability Company Agreement......................................  58
Description of Certain Indebtedness......................................  59
Description of the Notes.................................................  61
United States Federal Income Tax Consequences............................  92
Plan of Distribution.....................................................  93
Legal Matters............................................................  93
Experts..................................................................  93
Change in Accountants....................................................  93
Additional Information...................................................  94
Index to Financial Statements............................................ F-1

                               PROSPECTUS SUMMARY

  The following summary contains basic information about us and the exchange offer. It likely does not contain all the information that is important to you. We encourage you to read this entire document and the documents we have referred you to. Unless the context otherwise requires, the terms "Adams Outdoor," "we," "ours" and "us" collectively refer to AOA Holding LLC and its direct and indirect subsidiaries including AOA Capital Corp, Adams Outdoor Advertising Limited Partnership and Adams Outdoor Advertising, Inc. after giving effect to the transfers into the holding company structure which were effected immediately prior to the issuance of our outstanding notes which are the subject of this exchange offer (see "The Issuers"). Unless otherwise indicated, the information contained in this offering memorandum describes Adams Outdoor as if the transfers had been completed and the outstanding notes issued prior to the period described. Substantially all of our operations are conducted by Adams Outdoor Advertising Limited Partnership.

                                 Adams Outdoor

  Adams Outdoor is the seventh largest owner and operator of outdoor advertising structures in the United States. We currently provide outdoor advertising services in fourteen markets and surrounding areas in the Midwest, Southeast and mid-Atlantic states: Peoria, IL; Jackson, MI; Kalamazoo, MI; Lansing, MI; Minneapolis, MN; Charlotte, NC; Lehigh Valley, PA; Northeast PA; Charleston, SC; Florence, SC; Laurens, SC; Orangeburg, SC; Norfolk, VA; and Madison, WI. As of December 31, 1998, we operated, in the aggregate, approximately 9,600 advertising displays, including 2,891 painted bulletins, 6,541 30-sheet posters and 222 junior (8-sheet) posters.

  Our strategy is to focus our outdoor advertising operations in medium-sized markets in which we are or could be the leading provider of such services. We offer our customers comprehensive outdoor advertising services, including local creative professionals, account executives, production facilities and business development staffs. These resources allow us to educate current customers and potential customers on the effectiveness of the outdoor advertising medium and to demonstrate to customers how to integrate outdoor advertising into their marketing plans. We also develop creative ideas and displays to advertise customers' products or services and provide them with detailed local market research and information about potential advertising opportunities.

  From 1994 through the latest twelve months ended June 30, 1999, our net revenues increased from $37.7 million to $66.3 million and our Operating Cash Flow, as defined below, grew from $16.9 million to $30.2 million. We have improved our financial performance primarily through a strategy of increasing revenues from existing display faces in each market by developing programs that maximize advertising rates and optimize occupancy levels and through lowering operating expenses by reducing accounting, administrative and operations staff. In recent years, this strategy has resulted in high operating leverage. We define Operating Cash Flow as operating income (loss) before depreciation and amortization expense and deferred compensation expense. Operating Cash Flow is not intended to represent net cash provided by operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to net income or loss as an indicator of our operating performance or to net cash provided by operating, investing and financing activities as a measure of our liquidity or ability to meet cash needs. We are providing information regarding Operating Cash Flow to permit a more complete comparative analysis of our performance relative to other companies in the media industry that publicly report Operating Cash Flow or similarly defined measures. However, other companies may use different definitions of these measures.

  We believe that our strong position in our markets, our emphasis on local and regional advertisers and the geographical diversity of our operations provide stability to our revenue base, reduce our reliance upon any single local economy or advertiser, and mitigate the effect of fluctuations in national advertising expenditures. Net revenues attributable to local and regional advertising represented 89.7% of our total net revenues in 1998.

  We have been able to maintain our position as a leading provider of outdoor advertising services in our primary markets due to the barriers to entry created by the combination of our existing site locations and government regulations limiting the erection of new displays. We intend to build upon our position as the dominant provider of outdoor advertising in our markets and the competitive advantage provided by our sales, creative and business development staffs. We plan to accomplish this by continuing to develop our customer base among local and regional advertisers, improving the utilization and rate structure of our display faces and expanding the number of our displays through building in our existing markets and, when appropriate, through making acquisitions.

  The Adams Outdoor business was founded in 1983 with the acquisition of Central Outdoor Advertising, which had offices in Lansing, Jackson and Kalamazoo, MI. Over the next five years, we pursued a strategy of geographic expansion into additional medium-sized markets, primarily through the acquisition of existing outdoor advertising businesses in selected Midwest, Southeast and mid-Atlantic markets. This geographic expansion strategy has enabled us to capitalize on the efficiencies, economies of scale and marketing opportunities associated with operating outdoor advertising businesses located in proximate or contiguous geographic markets to our primary markets. Since 1988, our sales and Operating Cash Flow growth has resulted from increased display inventory, primarily through new construction and, to a lesser extent, from acquisitions of displays in existing markets and the significant upgrading of our existing display inventory. We have also been able to reduce operating expenses while achieving higher rate and occupancy levels.

  We are privately held by Mr. Stephen Adams and members of his family. AOA Holding is a single member Minnesota limited liability company of which Stephen Adams is the sole member. AOA Capital is a wholly owned subsidiary of AOA Holding with no assets, no liabilities (other than the notes) and no operations. AOA Holding directly, or indirectly through its ownership of Adams Outdoor Advertising, Inc., owns a 0.71% general partnership interest and a 69.29% priority limited partnership interest in Adams Outdoor Advertising Limited Partnership, through which we conduct substantially all of our operations. The remaining limited partnership interests are held by a partnership consisting of Stephen Adams and other family members. See "The Issuers" and "Principal Security Holders." The partnership agreement of Adams Outdoor Advertising Limited Partnership provides that the limited partner interest of AOA Holding is a "priority" interest by virtue of which all limited partner distributions (other than Permitted Tax Distributions) will be made only to AOA Holding until the notes are paid in full. See "The Issuers."

                         Summary of the Exchange Offer

The Exchange Offer....................  AOA Holding and AOA Capital offer to exchange $50,000,000 in principal
                                        amount of their 10-3/8% Senior Notes
                                        due 2006, which have been registered
                                        under the federal securities laws, for
                                        $50,000,000 in principal amount of
                                        their outstanding unregistered 10-3/8%
                                        Senior Notes due 2006, which they
                                        issued on May 26, 1999 in a private
                                        offering. You have the right to
                                        exchange your outstanding notes for
                                        exchange notes with substantially
                                        identical terms.

Registration Rights Agreement.........  AOA Holding and AOA Capital issued the outstanding notes on May 26, 1999 to
                                        CIBC World Markets Corp. At that time,
                                        they signed a registration rights
                                        agreement with CIBC, which requires
                                        them to conduct this exchange offer.

                                        This exchange offer is intended to
                                        satisfy those rights set forth in the
                                        registration rights agreement. After
                                        the exchange offer is complete, you
                                        will no longer be entitled to
                                        registration rights with respect to
                                        outstanding notes that you do not
                                        exchange.

If You Fail to Exchange Your            If you do not exchange your outstanding
Outstanding Notes.....................  notes for exchange notes in the exchange offer, you will continue to be
                                        subject to the restrictions on transfer
                                        provided in the outstanding notes and
                                        the indenture governing those notes. In
                                        general, you may not offer or sell your
                                        outstanding notes unless they are
                                        registered under the federal securities
                                        laws or are sold in a transaction
                                        exempt from or not subject to the
                                        registration requirements of the
                                        federal securities laws and applicable
                                        state securities laws.

Expiration Date.......................  The exchange offer will expire at 5:00
                                        p.m., New York City time, on        ,
                                        1999, unless we decide to extend the
                                        expiration date. See "The Exchange
                                        Offer--Expiration Date; Extensions;
                                        Amendments."

Conditions to the Exchange Offer......  The exchange offer is subject to conditions that we may waive. The
                                        exchange offer is not conditioned upon
                                        any minimum amount of outstanding notes
                                        being tendered for exchange. See "The
                                        Exchange Offer--Conditions."

                                        We reserve the right, subject to
                                        applicable law, at any time and from
                                        time to time:

                                            .  to extend the exchange offer or
                                               to terminate the exchange offer
                                               if specified conditions have not
                                               been satisfied; and

                                            .  to amend the terms of the
                                               exchange offer in any manner
                                               consistent with the registration
                                               rights agreement.

                                        See "The Exchange Offer--Expiration
                                        Date; Extensions; Amendments."

Procedures for Tendering Outstanding    If you wish to tender your outstanding
Notes.................................  notes for exchange, you must:

                                            .  complete and sign the enclosed
                                               Letter of Transmittal by
                                               following the related
                                               instructions; and

                                            .  send the Letter of Transmittal,
                                               as directed in the instructions,
                                               together with any other required
                                               documents, to the exchange
                                               agent, either:

                                                (1) with the outstanding notes
                                                   to be tendered, or

                                                (2) in compliance with the
                                                    specified procedures for
                                                    guaranteed delivery of the
                                                    outstanding notes.

                                        Brokers, dealers, commercial banks,
                                        trust companies and other nominees may
                                        also effect tenders by book-entry
                                        transfer.

                                        Please do not send your Letter of
                                        Transmittal or certificates
                                        representing your outstanding notes to
                                        us. Those documents should only be sent
                                        to the exchange agent. Questions
                                        regarding how to tender and requests
                                        for information should be directed to
                                        the exchange agent. See "The Exchange
                                        Offer--Exchange Agent."

Special Procedures for Beneficial       If your outstanding notes are
Owners................................  registered in the name of a broker, dealer, commercial bank, trust company
                                        or other nominee, we urge you to
                                        contact that person promptly if you
                                        wish to tender your outstanding notes
                                        in accordance with the exchange offer.
                                        See "The Exchange Offer--Procedures for
                                        Tendering."

Withdrawal Rights.....................  You may withdraw the tender of your outstanding notes at any time prior to
                                        the expiration date of the exchange
                                        offer by delivering a written notice of
                                        your withdrawal to the exchange agent.
                                        You must also follow the withdrawal
                                        procedures as described under the
                                        heading "The Exchange Offer--Withdrawal
                                        of Tenders."

Tax Considerations....................
                                        Based on the opinion of our counsel,
                                        your exchange of outstanding notes for
                                        exchange notes in the exchange offer
                                        will not result in any gain or loss to
                                        you for federal income tax purposes.

Resale of Exchange Notes..............  We believe that you will be able to offer for resale, resell or otherwise
                                        transfer exchange notes issued in the
                                        exchange offer without compliance with
                                        the registration and prospectus
                                        delivery provisions of the federal
                                        securities laws, provided that:

                                            .  you are acquiring the exchange
                                               notes in the ordinary course of
                                               business;

                                            .you are not participating, and
                                               have no arrangement or
                                               understanding with any person to
                                               participate, in the distribution
                                               of the exchange notes; and

                                            .you are not an affiliate of AOA
                                               Holding or AOA Capital, or if
                                               you are an affiliate, you will
                                               comply with the registration and
                                               prospectus delivery requirements
                                               of the Securities Act to the
                                               extent applicable. As defined in
                                               Rule 405 of the Securities Act,
                                               an affiliate of AOA Holding or
                                               AOA Capital is a person that
                                               "controls or is controlled by or
                                               is under common control with"
                                               AOA Holding or AOA Capital.

                                        Our belief is based on interpretations
                                        by the SEC, as set forth in no-action
                                        letters issued to third parties
                                        unrelated to us. The Staff has not
                                        considered this exchange offer in the
                                        context of a no-action letter, and we
                                        cannot assure you that the Staff would
                                        make a similar determination with
                                        respect to this exchange offer.

                                        If our belief is not accurate and you
                                        transfer an exchange note without
                                        delivering a prospectus meeting the
                                        requirements of the federal securities
                                        laws or without an exemption from these
                                        laws, you may incur liability under the
                                        federal securities laws. We do not and
                                        will not assume or indemnify you
                                        against this liability.

                                        Each broker-dealer that receives
                                        exchange notes for its own account in
                                        exchange for outstanding notes which
                                        were acquired by that broker-dealer as
                                        a result of market-making or other
                                        trading activities must agree to
                                        deliver a prospectus meeting the
                                        requirements of the federal securities
                                        laws in connection with any resale of
                                        the exchange notes. See "The Exchange
                                        Offer--Resale of the Exchange Notes."

Exchange Agent........................  The exchange agent for the exchange offer is United States Trust Company of
                                        New York. The address, telephone number
                                        and facsimile number of the exchange
                                        agent are set forth in "The Exchange
                                        Offer--Exchange Agent" and in the
                                        Letter of Transmittal.

 See "The Exchange Offer" for more detailed information concerning the exchange offer.

                         Summary of the Exchange Notes

Issuers...............................  AOA Holding LLC and AOA Capital Corp,
                                        as joint and several obligors.

Exchange Notes........................  $50,000,000 principal amount of 10 3/8%
                                        senior notes due 2006 (the "exchange
                                        notes").

Maturity Date.........................  June 1, 2006.

Interest Rate.........................  10 3/8% per year.

Interest Payment Dates................  Every March 15 and September 15,
                                        beginning September 15, 1999.

Ranking...............................  The exchange notes will not be secured by any collateral.

                                        The exchange notes will be our joint
                                        and several obligations.

                                        The exchange notes will be our general
                                        unsecured obligations and will rank
                                        equal in right of payment to all of our
                                        unsubordinated debt. None of our debt
                                        will be senior in right of payment to
                                        the exchange notes, however, the
                                        exchange notes effectively will be
                                        subordinate to all of our secured debt.
                                        Therefore, if we default, your right to
                                        payment under the exchange notes will
                                        be equal to the rights of the holders
                                        of our unsecured senior debt, and
                                        effectively subordinate to the rights
                                        of the holders of our secured debt, to
                                        collect money we owe them at the time.
                                        At June 30, 1999, we had no debt other
                                        than the exchange notes.

                                        Our subsidiaries will not guarantee the
                                        exchange notes. Because we are a
                                        holding company and we conduct our
                                        business through subsidiaries, the
                                        exchange notes will be effectively
                                        subordinated to all debt and other
                                        liabilities (including trade payables)
                                        of our subsidiaries which, as of June
                                        30, 1999, totaled approximately $136.3
                                        million. Therefore, if we default, your
                                        right to payment under the exchange
                                        notes will be junior to the rights of
                                        holders of the debt of our subsidiaries
                                        to collect money our subsidiaries owe
                                        them at the time. In the event of a
                                        bankruptcy, liquidation or
                                        reorganization of our subsidiaries,
                                        they
                                        will pay the holders of their debt and
                                        their trade creditors before they will
                                        be able to distribute any of their
                                        assets to us.

                                        Distributions to us from our
                                        subsidiaries constitute the only source
                                        of funds for the payment of the
                                        exchange notes. As of June 30, 1999,
                                        our subsidiaries would have been
                                        permitted to make distributions of
                                        $13.25 million.

Optional Redemption after Four          Except in connection with a special
Years.................................  optional redemption, we cannot choose to redeem the exchange notes until June
                                        1, 2003. At any time after that date
                                        (which may be more than once), we can
                                        choose to redeem some or all of the
                                        exchange notes at certain specified
                                        prices, plus accrued interest.

Special Optional Redemption...........  From April 15, 2001 through January 15,
                                        2002, we can choose to buy back the
                                        exchange notes, in whole but not in
                                        part, at their face amount plus accrued
                                        interest, in the event of a concurrent
                                        optional redemption of the 10 3/4%
                                        senior notes due 2006 of our
                                        subsidiaries, Adams Outdoor Advertising
                                        Limited Partnership and Adams Outdoor
                                        Advertising, Inc..

Change of Control Offer...............  If we experience a change of control, we must give holders of the exchange
                                        notes the opportunity to sell us their
                                        exchange notes at 101% of their face
                                        amount, plus accrued interest.

                                        We might not be able to pay you the
                                        required price for exchange notes you
                                        present to us at the time of a change
                                        of control, because we might not have
                                        enough funds at that time or the terms
                                        of our other debt, including the debt
                                        of our subsidiaries, may prevent us
                                        from paying such amount.

Asset Sale Proceeds...................  We may have to use the cash proceeds from selling assets to offer to buy
                                        back exchange notes at their face
                                        amount, plus accrued interest.

Certain Indenture Provisions..........  The indenture governing the exchange notes will limit what we (and most or
                                        all of our subsidiaries) may do. The
                                        provisions of the indenture will limit
                                        our ability to:

                                            .  incur more debt;

                                            .  pay dividends and make
                                               distributions;

                                            .  issue stock of subsidiaries;

                                            .  make certain investments;

                                            .  repurchase stock;

                                            .  create subsidiaries;

                                            .  create liens;

                                            .  enter into transactions with
                                               affiliates;

                                            .  enter into sale-leaseback
                                               transactions;

                                            .  create dividend or other payment
                                               restrictions affecting
                                               subsidiaries;

                                            .  merge or consolidate; and

                                            .  transfer or sell assets.

                                        These covenants are subject to a number
                                        of important exceptions, including the
                                        allowance of Permitted Tax
                                        Distributions (as defined in the
                                        indenture).

Use of Proceeds.......................  We will not receive any cash proceeds from the issuance of the exchange
                                        notes.

  For more complete information about the exchange notes, see the "Description of the Exchange Notes" section of this prospectus.

                                  Risk Factors

  You should consider carefully the information included in the "Risk Factors" section, as well as other information contained in this prospectus.

  We believe the most significant risks include:

  . To service our indebtedness, we will require a significant amount of cash, which we may be unable to generate.

  . Our high level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the exchange notes.

  . We are relying upon distributions from Adams Outdoor Advertising Limited Partnership to make payments on the exchange notes and its ability to make those payments is limited by the terms of its financing documents.

  . AOA Holding has no significant assets other than its investment in Adams Outdoor Advertising Limited Partnership so that in effect your right to receive payments on the exchange notes is junior to claims by creditors of Adams Outdoor Advertising Limited Partnership and Adams Outdoor Advertising, Inc.

  . Cutbacks in tobacco advertising may cause a reduction in our net revenues.

  . Holders who fail to exchange their outstanding notes may be unable to resell their notes.

  . Your notes will not be accepted for exchange if you fail to follow the exchange offer procedures

  .  AOA Capital has no ability to make payments on the exchange notes.

  . The exchange notes being issued are solely our obligations and no officer, director or other person has any liability for any of our obligations under the exchange notes.

  . The loss of key executives may hinder our ability to implement our business strategy and to operate profitably.

  . Our failure, or the failure of our third party suppliers or customers, to address information technology issues related to the year 2000 could adversely affect our operations.

  . If there is a change of control, we may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

  . The absence of a well-developed body of legal precedent relating to limited liability companies makes the outcome of legal proceedings against AOA Holding difficult to predict.

                           Principal Executive Office

  Our principal executive office is located at 1380 West Paces Ferry Road, N.W., Suite 170, South Wing, Atlanta, Georgia, 30327 and our telephone number is (404) 233-1366.

                Summary Historical and Pro Forma Financial Data

  AOA Holding and AOA Capital, the co-issuers of the exchange notes, were formed in 1999 for the purpose of acquiring the direct interests of Mr. Adams in Adams Outdoor Advertising Inc. and Adams Outdoor Advertising Limited Partnership and to serve as the co-issuers of the outstanding notes and the exchange notes. AOA Holding's only assets are 100% of the outstanding capital stock of Adams Outdoor Advertising Inc. and a 0.70% general partnership interest and a 68.3% limited partnership interest in Adams Outdoor Advertising Limited Partnership. The historical information of AOA Holding presents the aforementioned transfer of ownership of Adams Outdoor Advertising, Inc. and Adams Outdoor Advertising Limited Partnership, the predecessor companies, to AOA Holding as a reorganization of entities under common control similar to a pooling of interests.

  The following summary historical and pro forma financial data, insofar as it relates to each of the five years ended December 31, 1998, has been prepared by us and is based upon the financial statements of AOA Holding and should be read in conjunction with the audited financial statements, including the balance sheets of AOA Holding as of December 31, 1997 and 1998 and the related statements of operations for each of the years in the three-year period ended December 31, 1998, and the notes thereto appearing elsewhere in this prospectus. Separate summary data of AOA Capital has not been presented because AOA Capital does not and will not have substantial operations or assets of any kind and will not have any revenues. The summary historical and pro forma financial data as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 has been derived from unaudited financial statements appearing elsewhere in this prospectus which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited interim periods. Results for the six months ended June 30, 1999 are not necessarily indicative of results that may be expected for the entire year. The summary historical and pro forma financial data should be read in conjunction with the information contained in the financial statements of AOA Holding and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Historical Financial Data" included elsewhere herein.


  The following unaudited summary pro forma statement of operations data and other data for the year ended December 31, 1998 and for the six months ended June 30, 1999 give effect to the sale of the outstanding notes as if they had been completed at the beginning of the respective periods. Certain management assumptions and adjustments are described in the accompanying notes hereto. The pro forma financial data should be read in conjunction with the financial statements of AOA Holding and the notes thereto appearing elsewhere in this prospectus. This pro forma financial data is not necessarily indicative of the results that would have occurred had the sale of the outstanding notes been completed on the dates indicated or our actual or future operating results or financial position.

     Summary Historical and Pro Forma Financial Data (dollars in thousands)

                                                                                   Six Months Ended
                                     Year Ended December 31,                           June 30,
                         -----------------------------------------------------  -------------------------
                                                                         Pro                        Pro
                                                                        Forma                      Forma
                          1994     1995      1996     1997     1998    1998(a)   1998     1999    1999(a)
                         -------  -------  --------  -------  -------  -------  -------  -------  -------
Statement of Operations
 Data:
 Gross revenues......... $41,748  $47,589  $ 52,421  $63,302  $71,592  $71,592  $34,364  $35,926  $35,926
 Agency commissions.....   4,097    4,698     5,161    6,017    7,023    7,023    3,393    3,264    3,264
                         -------  -------  --------  -------  -------  -------  -------  -------  -------
 Net revenues...........  37,651   42,891    47,260   57,285   64,569   64,569   30,971   32,662   32,662
 Direct advertising
  expenses..............  19,561   20,848    22,412   29,089   32,097   32,097   15,367   16,275   16,275
 Corporate, general and
  administrative
  expense...............   1,183    1,114     2,405    3,589    3,903    3,903    2,109    1,298    1,298
 Depreciation and
  amortization..........   5,684    5,568     6,105    8,149    7,875    7,875    4,133    3,749    3,749
 Deferred compensation
  expense(b)............   1,530    2,427     1,451      901    4,316    4,316      331      870      870
                         -------  -------  --------  -------  -------  -------  -------  -------  -------
 Operating income.......   9,693   12,934    14,887   15,557   16,378   16,378    9,031   10,470   10,470
 Interest expense.......   9,877   11,263    12,523   14,601   14,408   18,919    7,305    7,435    9,227
 Other expenses
  (income), net.........      38       16       (32)      43       78       78       62    2,486    2,486
 (Gain) loss on
  disposals of assets,
  net...................     388       93       861      122      378      378       19       21       21
 Income before
  extraordinary loss on
  early extinguishment
  of debt...............    (610)   1,562     1,535      791    1,514   (2,997)   1,645      528   (1,264)
                         -------  -------  --------  -------  -------  -------  -------  -------  -------
 Extraordinary loss on
  early extinguishment
  of debt...............     --       --        --       --       330      330      --       --       --
                         -------  -------  --------  -------  -------  -------  -------  -------  -------
   Net income (loss).... $  (610) $ 1,562  $  1,535  $   791  $ 1,184  $(3,327) $ 1,645  $   528  $(1,264)
                         =======  =======  ========  =======  =======  =======  =======  =======  =======
Other Data:
 Operating Cash
  Flow(c)............... $16,907  $20,929  $ 22,443  $24,607  $28,569  $28,569  $13,495  $15,089  $15,089
 Capital expenditures...   1,895    2,042     4,419    7,646   10,144   10,144    2,799    4,856    4,856
 Ratio of earnings to
  fixed charges (d).....     --      1.06x     1.11x    1.05x    1.09x     --      1.20x    1.06x     --
 Ratio of debt to net
  income (e)............     --     68.79     86.92   170.71   112.13      --     83.24   329.36      --
 Cash flow provided by
  (used in):
   Operating
    activities.......... $ 7,092  $ 9,151  $ 12,537  $ 7,150  $11,873  $ 8,676  $ 2,322  $    23     $222
   Investing
    activities..........  (1,791)  (1,979)  (28,675)  (7,462)  (9,659)  (9,659)  (2,798)  (4,848)  (4,848)
   Financing
    activities..........  (5,569)  (6,763)   17,540     (100)  (3,647)  (2,139)   1,301    6,177    6,177


                                                 see notes on the following page

--------
(a) Gives effect to the issuance of the outstanding notes as if they had occurred at the beginning of such periods for Statement of Operations Data. Pro forma interest expense is computed as follows:

                                                                         Six
                                                                        Months
                                                           Year Ended   Ended
                                                          December 31, June 30,
                                                              1998       1999
                                                          ------------ --------
   $50,000,000 10 3/8% Senior notes......................    $5,189     $2,062
   Adams Outdoor Advertising Limited Partnership Credit
    Facility
    $13,250,000 at 7.00%.................................      (928)      (369)
   Amortization of deferred financing costs..............       250         99
                                                             ------     ------
   Interest expense......................................    $4,511     $1,792
                                                             ======     ======

(b) Deferred compensation expense represents accrued expenses under certain deferred compensation arrangements, including phantom stock agreements with certain key management personnel. The phantom stock agreements in effect provide for the repurchase of "phantom stock" in three equal annual payments after a covered executive's termination, death or disability, the sale of Adams Outdoor, or the fifth anniversary of the agreement's execution. See "Management--Agreements with Management--Incentive Compensation under Phantom Stock Agreements."

(c) The following table sets forth the calculation of "Operating Cash Flow."

                                                                               Six Months Ended
                                        Year Ended December 31,                    June 30,
                            ----------------------------------------------- -----------------------
                                                                      Pro                     Pro
                                                                     Forma                   Forma
                             1994    1995    1996    1997    1998    1998    1998    1999    1999
                            ------- ------- ------- ------- ------- ------- ------- ------- -------
   Operating income........ $ 9,693 $12,934 $14,887 $15,557 $16,378 $16,378 $ 9,031 $10,470 $10,470
   Depreciation and
    amortization...........   5,684   5,568   6,105   8,149   7,875   7,875   4,133   3,749   3,749
   Deferred compensation
    expense................   1,530   2,427   1,451     901   4,316   4,316     331     870     870
                            ------- ------- ------- ------- ------- ------- ------- ------- -------
    Operating Cash Flow.... $16,907 $20,929 $22,443 $24,607 $28,569 $28,569 $13,495 $15,089 $15,089

   As a limited liability company, we are not subject to federal corporate income tax. Operating Cash Flow is not a measure of performance under generally accepted accounting principles. Operating Cash Flow is not intended to represent net cash flow provided by operating activities as defined by GAAP and should not be considered as an alternative to net income or loss as an indicator of our operating performance or to net cash provided by operating, investing and financing activities as a measure of our liquidity or ability to meet cash needs. We are providing information regarding Operating Cash Flow to permit a more complete comparative analysis of our performance relative to other companies in the media industry that publicly report Operating Cash Flow or similarly defined measures. However, other companies may use different definitions of these measures. See "Management's Discussion and Analysis of Results of Financial Condition and Operations."

(d) Earnings consist of operating income plus fixed charges adjusted to exclude capitalized interest. Our fixed charges consist of interest expense plus amortization of deferred financing costs and the estimated interest portion of rents. Earnings were inadequate to cover fixed charges by approximately $1.3 million for the year ended December 31, 1994, $3 million for the pro forma year ended December 31, 1998 and $1,264,000 for the pro forma six months ended June 30, 1999.

(e) The ratio of total debt to net income for the periods ended December 31, 1994 and for the pro forma periods ended December 31, 1998 and June 30, 1999 are not meaningful due to the net loss for those periods.

                                 RISK FACTORS

  You should carefully consider the following factors and all of the other information included in this prospectus when you evaluate tendering your notes in the exchange offer.

Our ability to service our indebtedness will require a significant amount of cash, which we may be unable to generate.

  Our ability to make payments on and to repay or refinance our debt, including the exchange notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our credit facilities in an amount sufficient to enable us to pay interest and principal amounts on our debt, including the exchange notes, or to fund our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt, including the exchange notes and certain debt of Adams Outdoor Advertising Limited Partnership and Adams Outdoor Advertising, Inc.,on or before maturity. We cannot assure you that we can accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all, which would limit our flexibility to react to changes in general economic, financial and industry conditions, competitive challenges, adverse changes in government regulation and our ability to capitalize on significant business opportunities. In addition, the terms of certain existing indebtedness such as the exchange notes and the Adams Outdoor Advertising Limited Partnership notes and other future indebtedness may limit our ability to pursue any of these alternatives.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the exchange notes.

  We now have and will continue to have a significant amount of debt. The following chart shows important information as of June 30, 1999 regarding our indebtedness:

                                                                   June 30, 1999
                                                                   -------------
                                                                    (dollars in
                                                                     millions)
   Total subsidiary debt.........................................     $123.9
                                                                      ------
   Total debt....................................................      173.9
                                                                      ------

  On a pro forma basis for the twelve months ended June 30, 1999, our earnings would have been insufficient to cover fixed charges by approximately $3.7 million.

  Our substantial debt could have important consequences to you. For example, it could:

  . make it more difficult for us to satisfy our obligations with respect to the exchange notes;

  . require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  . place us at a competitive disadvantage compared to our competitors that have less debt;

  . increase our vulnerability to general adverse economic and industry conditions; and

  . limit, along with the financial and other restrictive covenants in our debt, among other things, our ability to borrow additional funds. Failing to comply with these covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

  A portion of our debt bears interest at variable rates. An increase in the interest rates on our debt will reduce the funds available to repay the exchange notes and our other debt and for operations and future business opportunities and will intensify the consequences of our leveraged capital structure. See "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of the Exchange Notes" and "Description of Certain Indebtedness."

The issuers are relying upon distributions from Adams Outdoor Advertising Limited Partnership to generate the funds necessary to make payments of principal and interest on the exchange notes, however, the terms of the financing documents of Adams Outdoor Advertising Limited Partnership impose limitations on its ability to make distributions to AOA Holding.

  The indenture governing the $101 million of outstanding 10 3/4% Senior Notes due 2006 of Adams Outdoor Advertising Limited Partnership and Adams Outdoor Advertising, Inc. preclude them from declaring or paying any dividend or making any distributions on their equity interests unless they can incur at least $1.00 of indebtedness in accordance with the covenants under the indenture that restrict their ability to incur indebtedness. That indenture also provides that the aggregate amount of such dividends, distributions and payments may not exceed the sum of:

  . 50% of their consolidated net income (or in the event such consolidated net income is a deficit, minus 100% of such deficit) after March 12, 1996, and

  . 100% of the aggregate net proceeds received after March 12, 1996 by either one of them from (1) the issue or sale of certain equity interests and (2) dividends or other distributions received from certain subsidiaries.

  After giving effect to the sale of the outstanding notes and the application of the net proceeds, the aggregate amount available for distribution from them to the issuers would have been $13.25 million as of June 30, 1999. In addition, the credit facilities of Adams Outdoor Advertising Limited Partnership contain restrictions on the payment of dividends to AOA Holding. These credit facilities permit distributions to AOA Holding in an amount equal to the amount of interest due and payable on the exchange notes, provided that, Adams Outdoor Advertising Limited Partnership is in compliance with the financial covenants contained therein and no default is continuing or occurs as a result of the distributions. The credit facilities contain more covenants than the indenture which if breached could result in further restrictions on the ability of Adams Outdoor Advertising Limited Partnership to pay dividends. See "Description of Certain Indebtedness."

Your right to receive payments on the exchange notes will effectively rank junior to claims of creditors of Adams Outdoor Advertising Limited Partnership and Adams Outdoor Advertising, Inc. because AOA Holding is a holding company with no significant assets other than its investment in Adams Outdoor Advertising Limited Partnership.

  The exchange notes will be general unsecured obligations of the issuers and will rank equal with their other unsubordinated debt. The exchange notes will be effectively subordinated to claims of creditors of Adams Outdoor Advertising Limited Partnership and Adams Outdoor Advertising, Inc., including the lenders under the limited partnership's credit facilities, the holders of the Adams Outdoor Advertising Limited Partnerhsip notes and trade creditors. As a result, the rights of the issuers and their creditors, including the holders of the exchange notes, to realize upon the assets of Adams Outdoor Advertising Limited Partnership or Adams Outdoor Advertising, Inc. in the event of their liquidation or reorganization (and the consequent rights of the holders of the exchange notes to participate in the realization of those assets) will be subject to the prior claims of their creditors, including the lenders under the Adams Outdoor Advertising Limited Partnership credit facilities and the holders of the Adams Outdoor Advertising Limited Partnership notes. In such event, there may not be sufficient assets remaining to pay amounts due on any or all of the exchange notes then outstanding. As of June 30, 1999, there were $101 million of Adams Outdoor Advertising Limited Partnership notes outstanding. At June 30, 1999, Adams Outdoor Advertising Limited Partnership had $22.9 million of indebtedness outstanding and $12.1 million available under its secured credit facility and $8 million available under its unsecured credit facility. All such available amounts could have been borrowed under the limitations on additional indebtedness imposed by the indenture governing the Adams Outdoor Advertising Limited Partnership notes and the Adams Outdoor Advertising Limited Partnership credit facilities. Currently, the Adams Outdoor Advertising Limited Partnership secured credit facility matures on December 31, 2001 and the Adams Outdoor Advertising Limited Partnership unsecured credit facility matures on December 31, 2001. See "Description of Certain Indebtedness."

Cutbacks in tobacco advertising may cause a reduction in our net revenues.

  In November 1998, the major U.S. tobacco companies reached an out of court settlement with 46 states, the District of Columbia, the Commonwealth of Puerto Rico and four other U.S. territories. The remaining four states had already reached similar settlements with the tobacco companies. The agreement requires the removal of tobacco advertising from out-of-home media, including billboards, along with signs and placards in arenas, stadiums, shopping malls and video game arcades by April 23, 1999. Additionally, the agreement provides that, at the settling states' option, the tobacco companies must, at their expense, substitute for tobacco advertising alternative advertising which discourages youth smoking. That alternative advertising must remain in place for the duration of the tobacco companies' out-of-home media advertising contracts which existed as of the date of the agreement.

  The elimination of tobacco advertising as called for by the agreement will cause a reduction in direct revenues from tobacco companies and may simultaneously increase the available space on the existing inventory of billboards in the outdoor advertising industry. Revenues attributable to tobacco products represented 10.3% of our net revenues in 1998. We can give no assurance that the further cutbacks in tobacco advertising during 1999 will not have an adverse effect on operations for 1999 and beyond. See "Business-- Government Regulation."

Holders of outstanding notes that fail to exchange their notes may be unable to resell their notes.

  We did not register the outstanding notes under the federal or any state securities laws, nor do we intend to register them following the exchange offer. As a result, the outstanding notes may only be transferred in limited circumstances under the securities laws. If the holders of outstanding notes do not exchange their notes in the exchange offer, they lose their right to have the outstanding notes registered under the federal securities laws. As a result, a holder of outstanding notes after the exchange offer may be unable to sell its notes.

Your notes will not be accepted for exchange if you fail to follow the exchange offer procedures.

  Neither the exchange agent nor either of the issuers is under any duty to give you notification of defects or irregularities with respect to tenders of outstanding notes for exchange. Outstanding notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions on the outstanding notes. In addition, if you tender your outstanding notes in the exchange offer to participate in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the federal securities laws in connection with any resale transaction. For additional information, please refer to "The Exchange Offer" and "Plan of Distribution" sections of this prospectus.

The restrictions imposed by the indentures governing the exchange notes and the Adams Outdoor Advertising Limited Partnership notes and our credit facilities may limit our management's discretion.

  The indenture for the exchange notes will contain various provisions that limit our management's discretion by restricting our ability to:

  .  incur more debt;

  .  pay dividends and make distributions;

  .  issue stock of subsidiaries;

  .  make certain investments;

  .  repurchase stock;

  .  create subsidiaries;

  .  create liens;

  .  enter into transactions with affiliates;

  .  enter into sale-leaseback transactions;

  .  create dividend or other payment restrictions affecting subsidiaries;

  .  merge or consolidate; and

  .  transfer or sell assets.

  The indenture for the Adams Outdoor Advertising Limited Partnership notes contains restrictions similar to those under the indenture for the exchange notes. The Adams Outdoor Advertising Limited Partnership credit facilities also require us to meet certain financial ratios. If we do not comply with the restrictions in our credit facilities, the indentures, or any other financing agreement, a default may occur. This default may allow our creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, our lenders may be able to terminate any commitments they had made to provide us with further funds. See "Description of the Certain Indebtedness."

AOA Capital has no ability to make payments on the exchange notes.

  AOA Capital is a wholly-owned subsidiary of AOA Holding that was incorporated for the sole purpose of serving as co-issuer of the exchange notes. AOA Capital will not have any operations or assets of any kind and will not have any revenues. You should not expect AOA Capital to participate in servicing the interest or principal obligations or additional interest, if any, on the exchange notes. See "Description of the Exchange Notes."

Governmental regulations place restrictions on billboard advertising that may cause a reduction in our net revenues.

The outdoor advertising business is subject to regulation by federal, state and local governments. Federal law requires states to restrict billboards on federally-aided roads to commercial and industrial areas and imposes certain additional size, spacing and other limitations on billboards. Some states have adopted standards more restrictive than federal requirements. Local governments generally control billboards as part of their zoning regulations, and some local governments prohibit construction of new billboards or allow new construction only to replace existing structures. In addition, some jurisdictions have adopted amortization ordinances under which owners and operators of outdoor advertising displays are required to remove existing structures at some future date, often without receipt of condemnation proceeds. Although we have been successful in the past in negotiating acceptable compensation arrangements in circumstances in which our displays have been removed, there can be no assurance we will be successful in the future, and the extent of the possible adverse effect of such legislation cannot be reliably determined at this time. In addition, we are unable to predict what additional regulation may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced in Congress from time to time in the past, although no laws which, in the opinion of our management, would materially adversely affect our business have been enacted to date. Changes in laws and regulations affecting outdoor advertising at any level of government may have a material adverse affect on our results of operations. See "Business-- Government Regulation."

The loss of key executives may hinder our ability to implement our business strategy and to operate profitably.

  Our Chief Executive Officer has been with Adams Outdoor for twelve years and has fourteen years of experience in the outdoor advertising business during which he has held a number of positions and been active in various industry activities. Our Chief Financial Officer has been with Adams Outdoor for eleven years, serving in a number of increasingly responsible financial positions. Both executives have a strong understanding of our business, our competitors and the markets in which we compete as well as a broad range of relationships in the advertising industry from which we benefit. Although we believe we could replace either our Chief Executive Officer and our Chief Financial Officer in an orderly fashion should the need arise, the loss of one or both of them could have a material adverse effect on our business, operating results or financial condition.

Our failure, or the failure of our third party suppliers or customers, to address information technology issues related to the year 2000 could result in an interruption to our business that may adversely affect our financial results.

  Like other business entities, we must address the ability of our computer software applications and other business systems (e.g., embedded microchips) to properly identify the year 2000 due to a commonly used programming convention of using only two digits to identify a year. Unless modified or replaced, these systems could fail or create erroneous results when referencing the year 2000. We believe we have assessed the relevant issues related to the year 2000 problem. However, we cannot be sure that we will have adequately addressed the issue and, if we have not done so, our operations could be adversely affected. Moreover, we rely on third party suppliers for certain finished goods, raw materials, water, other utilities, transportation and a variety of other key services. If one or more of these suppliers fail to address the year 2000 problem adequately, these suppliers' operations could be interrupted. Such interruptions, in turn, could adversely affect our operations. In addition, the failure of our customers to address the year 2000 problem adequately could adversely affect our financial results.

The controlling equity holder of AOA Holding may have interests in conflict with the interests of our noteholders.

  Stephen Adams is the sole member of AOA Holding. See "The Issuers," "Principal Security Holders" and "Management." As a result, Mr. Adams can effectively control the policies and operations of Adams Outdoor, including the payment of distributions and transactions with affiliates. Circumstances could occur where the interests of Mr. Adams, as the principal equity holder of Adams Outdoor, could conflict with your interests as a holder of the exchange notes.

The governors and directors of the issuers are also directors of their subsidiaries and may develop a conflict of interest.

  Each of the governors of AOA Holding is also a director of AOA Capital and Adams Outdoor Advertising, Inc., the managing general partner of Adams Outdoor Advertising Limited Partnership. Under some circumstances, including an insolvency of Adams Outdoor Advertising Limited Partnership and Adams Outdoor Advertising, Inc., there may be conflicts between their duties as directors of Adams Outdoor Advertising, Inc. and as governors of AOA Holding.

$35 million of approximately $48.25 million of the net proceeds from the issuance of the outstanding notes were distributed to Stephen Adams and family members rather than retained by us for use in our business.

  Approximately $35.0 million of the net proceeds of the offering was directly or indirectly distributed to Stephen Adams and members of his family rather than being invested in our business. These funds will not be available for use by us to fund working capital needs or future growth or to repay outstanding indebtedness. See "Use of Proceeds."

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

 If we undergo a change of control, we may need to refinance large amounts of our debt, including the exchange notes, the Adams Outdoor Advertising Limited Partnership notes and our credit facilities. If a change of control occurs, we must offer to buy back your exchange notes for a price equal to 101% of the principal amount, plus accrued and unpaid interest. We cannot assure you that in such an event we will have sufficient funds to pay our debts. In addition, our credit facilities will prohibit us from repurchasing the exchange notes after a change of control until we have repaid in full our debt under the credit facilities. If we fail to repurchase the exchange notes upon a change of control, we will be in default under both the exchange notes and our credit facilities. Any future debt that we incur may also contain restrictions on repurchases in the event of a change of control or similar event. See "Description of the Exchange Notes--Change of Control Offer" and "Description of Certain Indebtedness."

The absence of a well-developed body of legal precedent relating to limited liability companies makes the outcome of legal proceedings against AOA Capital difficult to predict.

  AOA Holding is a limited liability company organized under the laws of the State of Minnesota. Limited liability companies are relatively recent creations not only under the laws of the State of Minnesota but also under the laws of other jurisdictions. Generally stated, LLCs are intended to provide both the limited liability of the corporate form for their members and certain advantages of partnerships, including "pass-through" income tax treatment for members, and thus have attributes of both corporations and partnerships. Given their recent creation, LLCs and their members have been involved in relatively few bankruptcy cases as debtors, and there has been little reported judicial authority addressing bankruptcy issues as they pertain to LLCs. Moreover, the existing judicial authority on such issues in bankruptcies of analogous entities (e.g., partnerships) is not well settled. Consequently, a bankruptcy of AOA Holding, its members or any of its affiliates may be litigated and decided in the absence of dispositive judicial precedent, and thus, no assurance can be made as to any particular outcome.

If a bankruptcy case or lawsuit is initiated by unpaid creditors of either issuer, the debt represented by the exchange notes may be reviewed under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws.

  Under these laws, the debt could be voided, or claims in respect of the exchange notes could be subordinated to all other debts of either issuer if, among other things, the court found that, at the time we incurred the debt represented by the exchange notes, we:

  .  intended to hinder, delay or defraud creditors; or

  . received less than reasonable equivalent value or fair consideration for the incurrence of such debt and

    .  were insolvent or rendered insolvent by reason of such incurrence;
       or

    . were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital; or

    . intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they matured.

  The measure of insolvency for purposes of fraudulent transfer laws varies depending on the law applied. Generally, however, a debtor would be considered insolvent if:

  . the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets; or

  . the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  .  it could not pay its debts as they become due.

  We believe that we will receive fair value for the exchange notes. On the basis of historical financial information, recent operating history and other factors, we believe that after giving effect to the transfers into the holding company structure and to the offering, we will not be insolvent, will not have unreasonably small capital for the business in which we are engaged, and will not have incurred debts beyond our ability to pay such debts as they mature. We can give no assurance, however, what standard a court would apply in reviewing the transactions or that a court would agree with our conclusions in this regard.

You cannot be sure that an active trading market will develop for the exchange notes.

  We have been informed by the initial purchaser of the outstanding notes that it intends to make a market, after the exchange offer is completed, in the exchange notes. However, the initial purchaser has no obligation to make a market and may cease its market-making at any time.

  We have applied to have the exchange notes designated as eligible for trading in the PORTAL Market. However, we do not intend to apply for listing of the exchange notes on any securities exchange or for quotation through the Nasdaq National Market.

  The liquidity of any market for the exchange notes and the market price quoted for the exchange notes will depend on the number of holders of the exchange notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the exchange notes and other factors. A liquid trading market may not develop for the exchange notes.

                          FORWARD-LOOKING STATEMENTS

  We make forward-looking statements throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact, such as when we describe what we believe, expect or anticipate will occur, and other similar statements, you must remember that our expectations may not be correct, even though we believe they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described, or that they will happen at all. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, including the significant considerations discussed in this prospectus.

                                  THE ISSUERS

  Immediately prior to the sale of the outstanding notes, Mr. Stephen Adams contributed his direct and indirect interests, other than his interest in Adams Outdoor Advertising Limited Partnership as a partner in ASSKM, L.P. (the "Adams Family Partnership"), in Adams Outdoor Advertising Limited Partnership and Adams Outdoor Advertising, Inc. to AOA Holding. In connection therewith, the partnership agreement of Adams Outdoor Advertising Limited Partnership was amended to provide that the limited partner interest of AOA Holding is a "priority" interest by virtue of which all limited partner distributions, other than Permitted Tax Distributions, will be made only to AOA Holding until the exchange notes are paid in full.

  Our structure is as follows:

                           [Flow Chart Appears Here]

  AOA Holding was formed in 1999 to acquire Mr. Stephen Adams' direct interests in Adams Outdoor Advertising, Inc. and Adams Outdoor Advertising Limited Partnership and to serve as a co-issuer of the outstanding notes and the exchange notes. AOA Holding's only assets are 100% of the outstanding capital stock of Adams Outdoor Advertising, Inc. and AOA Capital and a 0.70% general partnership interest and a 68.30% limited partnership interest in Adams Outdoor Advertising Limited Partnership. All of our operations are conducted through Adams Outdoor Advertising Limited Partnership. Mr. Adams is the sole member of AOA Holding and effectively controls the affairs of Adams Outdoor.

  AOA Capital, a wholly-owned subsidiary of AOA Holding, was incorporated in 1999 for the purpose of serving as a co-issuer of the outstanding notes and the exchange notes. AOA Capital does not and will not have substantial operations or assets of any kind and will not have any revenues. As a result, prospective purchasers of the exchange notes should not expect AOA Capital to participate in servicing the interest or principal obligations of the exchange notes. AOA Capital is a co-issuer of the exchange notes because we were advised by the initial purchaser of the outstanding notes that certain possible purchasers of the outstanding notes require corporate co-issuers for notes issued by limited liability companies. We understand that this is the result of historic requirements in the charters of these purchasers that limited their investments to securities issued by corporations.

                                EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

  The issuers originally issued the outstanding notes on May 26, 1999 to CIBC World Markets Corp. pursuant to a Securities Purchase Agreement dated May 21, 1999. The initial purchaser subsequently resold the notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. As a condition of the Securities Purchase Agreement, the issuers entered into a Registration Rights Agreement with the initial purchaser pursuant to which the issuers agreed, for the benefit of the holders of the outstanding notes, at their cost, to:

  . file a registration statement within 45 days after the date of the original issuance of the outstanding notes with the SEC with respect to the exchange offer for the exchange notes;

  . use their best efforts to cause the registration statement to be declared effective under the Securities Act within 150 days after the date of the original issuance of the outstanding notes;

  . keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date that notice of the exchange offer is mailed to holders of the outstanding notes; and

  . use their best efforts to consummate the exchange offer on or prior to the 30th day following the date upon which the registration statement is declared effective.

  Upon the registration statement being declared effective, we will offer the exchange notes in exchange for surrender of the outstanding notes. For each outstanding note surrendered to the issuers pursuant to the exchange offer, the holder of such outstanding note will receive an exchange note having a principal amount equal to that of the surrendered outstanding note.

  Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, we believe that the exchange notes will in general be freely tradeable after the exchange offer without further registration under the Securities Act. However, any purchaser of outstanding notes who is an "affiliate" of the issuers or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

  .  will not be able to rely on the interpretation of the staff of the SEC;

  .  will not be able to tender its outstanding notes in the exchange offer;
     and

  . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the outstanding notes, unless such sale or transfer is made pursuant to an exemption from such requirements.

  As contemplated by these no-action letters and the registration rights agreement related to this exchange offer, each holder accepting the exchange offer is required to represent to us in the Letter of Transmittal that:

  . the exchange notes are to be acquired by the holder or the person receiving such exchange notes, whether or not such person is the holder, in the ordinary course of business;

  . the holder or any such other person, other than a broker-dealer referred to in the next sentence, is not engaging and does not intend to engage, in distribution of the exchange notes;

  . the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the exchange notes;

  . neither the holder nor any such other person is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act; and

  . the holder or any such other person acknowledges that if such holder or any other person participates in the exchange offer for the purpose of distributing the exchange notes it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes and cannot rely on those no-action letters.

All broker-dealers who hold outstanding notes are prohibited from relying on the staff's interpretations of the no-action letters referred to above and, unless there is an available exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the outstanding notes and any exchange notes they purchase in this offering. In addition, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes must acknowledge to us in the Letter of Transmittal that it:

  . acquired the exchange notes for its own account as a result of market-making activities or other trading activities;

  . has not entered into any arrangement or understanding with us or any "affiliate" (within the meaning of Rule 405 under the Securities Act) to distribute the exchange notes to be received in the exchange offer; and

  . will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.

For a description of the procedure for resales by broker-dealers who receive exchange notes in this offering, see "Plan of Distribution."

  In the event that changes in the law or the applicable interpretations of the staff of the SEC do not permit us to effect such an exchange offer, or if for any other reason the exchange offer is not consummated within 180 days of the date of the original issuance of the outstanding notes, we will, at our own cost:

  . file a shelf registration statement covering the resale of the outstanding notes;

  . use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act; and

  . use our best efforts to keep effective the shelf registration statement until the earlier of the disposition of the outstanding notes or two years after its effective date.

We will, in the event of the filing of the shelf registration statement, provide to each applicable holder of the outstanding notes copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has been effective, and take certain other actions as are required to permit unrestricted resale of the outstanding notes. A holder of the outstanding notes that sells such outstanding notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales, and will be bound by the provisions of the registration rights agreement which are applicable to such a holder, including certain indemnification obligations. In addition, each holder of the outstanding notes will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their outstanding notes included in the shelf registration statement and to benefit from the provisions set forth in the following paragraph.

  If:

  (a) we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

  (b) any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness;

  (c) we fail to consummate the exchange offer within 180 days of the date of the original issuance of the outstanding notes; or

  (d) the shelf registration statement or the registration statement relating to this exchange offer is declared effective but thereafter ceases to be effective during the period specified in the registration rights agreement (each such event referred to in clauses (a) through (d) above a "registration default"), the sole remedy available to holders of the outstanding notes will be the immediate assessment of additional interest as follows: the per annum interest rate on the outstanding notes will increase by .50% for each 90-day period during which the registration default continues, up to a maximum additional interest rate of 2% per annum in excess of 10-3/8% per annum.

  All additional interest will be payable to holders of the outstanding notes in cash on March 15 and September 15, commencing with the first such date occurring after any such additional interest commences to accrue, until such registration default is cured. After the date on which such registration default is cured, the interest rate on the outstanding notes will revert to 10-3/8% per annum. Holders of the outstanding notes have no right to receive such additional interest, if any.

  The summary herein of certain provisions of the registration rights agreement is subject to, and is qualified in its entirety by, all the provisions of the registration rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

  Following the consummation of the exchange offer, holders of the outstanding notes who are eligible to participate in the exchange offer, but who did not tender their outstanding notes will not have any further registration rights and such outstanding notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such outstanding notes could be adversely affected.

Terms of the Exchange Offer

  Upon the terms and subject to the conditions set forth in this prospectus and in the Letter of Transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on
           , 1999, or such later date and time as to which the exchange offer has been extended. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000.

  The form and terms of the exchange notes are substantially the same as the form and terms of the outstanding notes except that:

  . the exchange notes bear an exchange note designation and a different CUSIP number from the outstanding notes;

  . the exchange notes have been registered under the federal securities laws and hence will not bear legends restricting the transfer thereof as the outstanding notes do; and

  . the holders of the exchange notes will generally not be entitled to rights under the registration rights agreement, which rights generally will be satisfied when the exchange offer is consummated.

  The exchange notes will evidence the same debt as the tendered outstanding notes and will be entitled to the benefits of the indenture under which the outstanding notes were issued. As of the date of this prospectus, $50,000,000 aggregate principal amount of outstanding notes were outstanding.

  Holder of outstanding notes do not have any appraisal or dissenters' rights under the Minnesota Business Corporations Act, the Minnesota Liability Companies Act or the indentures relating to such notes in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, and the rules and regulations of the SEC thereunder.

  We shall be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof, such notice if given orally, to be confirmed in writing, to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes.

  If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date.

  Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. For additional information, please refer to the "-- Fees and Expenses" section of this prospectus.

Expiration Date; Extensions; Amendments

  The expiration date is 5:00 p.m., New York City time, on        , 1999,
unless we extend the exchange offer, in which case the expiration date will be the latest date and time to which the exchange offer is extended.

  In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice, such notice if given orally, to be confirmed in writing, and will issue a press release or other public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

  We reserve the right:

  . to delay accepting any outstanding notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "conditions" shall not have been satisfied, by giving oral or written notice, such notice if given orally, to be confirmed in writing, of such delay, extension or termination to the exchange agent, or

  .  to amend the terms of the exchange offer in any manner.

  Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders. In the event an amendment fundamentally changes the terms of the exchange offer, we will file a post-effective amendment to the registration statement of which this prospectus is a part. We will deliver a copy of any post-effective amendment filed with the SEC to the holders of the outstanding notes.

Interest on the Exchange Notes

  The exchange notes will bear interest from their date of issuance. Holders of outstanding notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the exchange notes. Such interest will be paid with the first interest payment on the exchange notes on September 15, 1999 to persons who are registered holders of the exchange notes on September 1, 1999. Interest on the outstanding notes accepted for exchange will cease to accrue upon issuance of the exchange notes.

  Interest on the exchange notes is payable semi-annually on each March 15 and September 15, commencing on September 15, 1999.

Procedures for Tendering

  Only a registered holder of outstanding notes may tender such notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the outstanding notes and any other required documents, or cause The Depository Trust Company to transmit an agent's message as described below in connection with a book-entry transfer, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the outstanding notes, the Letter of Transmittal or agent's message and other required documents must be completed and received by the exchange agent at the address set forth below under "--Exchange Agent" prior to the expiration date. Delivery of the outstanding notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

  The term "agent's message" means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that such book-entry transfer facility has received an express acknowledgement from the participant in such book-entry transfer facility tendering the outstanding notes that such participant has received and agrees:

  .  to participate in the Automated Tender Option Program ("ATOP")

  .  to be bound by the terms of the Letter of Transmittal; and

  .  that we may enforce such agreement against such participant.

  By executing the Letter of Transmittal or agent's message, each holder will make to us the representations set forth above in the fourth paragraph under the heading "--Purpose and Effect of the Exchange Offer."

  The tender by a holder and the acceptance thereof by us will constitute agreement between such holder and the issuers in accordance with the terms and subject to the conditions set forth in this prospectus and in the Letter of Transmittal or agent's message.

  The method of delivery of outstanding notes and the Letter of Transmittal or agent's message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No Letter of Transmittal for outstanding notes should be sent to any of the issuers or any of their affiliates. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such holders.

  Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered hold to tender on such beneficial owner's behalf. For additional information, please refer to the "Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner" included with the Letter of Transmittal.

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution (as defined below) unless the outstanding notes tendered pursuant thereto are tendered by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal, or for the account of an eligible institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of the Medallion System, an "eligible institution".

  If the Letter of Transmittal is signed by a person other than the registered holder of any outstanding notes listed therein, such notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on which notes with the signature thereon guaranteed by an eligible institution.

  If the Letter of Transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or other acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence to our satisfaction of their authority to so act must be submitted with the Letter of Transmittal.

  We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at the book-entry transfer facility, The book-entry transfer facility for the purpose of facilitating this exchange offer will be the Depository Trust Company. Any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of outstanding notes by causing such book-entry transfer facility to transfer such outstanding notes into the exchange agent's account with respect to the outstanding notes in accordance with the book-entry transfer facility's procedures for such transfer. Although delivery of the outstanding notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, unless an agent's message is transmitted to and received by the exchange agent in compliance with ATOP on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures, the tender of such notes will not be valid. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

  All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes will be determined by the issuers, in their sole discretion, which determination will be final and binding. The issuers reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of the issuers' counsel, be unlawful. The issuers also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. The issuers may not waive any condition to the exchange offer unless such condition is legally waiveable. In the event such a waiver by the issuers gives rise to the legal requirements to do so, the issuers will hold the exchange offer open for at least five business days thereafter. The issuers' interpretation of the terms and conditions of the exchange offer, including the instructions in the Letter of Transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as the issuers shall determine. Although the issuers intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither the issuers, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tender of outstanding notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the expiration date.

Guaranteed Delivery Procedures

  Holders who wish to tender their outstanding notes and whose outstanding notes are not immediately available, who cannot deliver their outstanding notes, the Letter of Transmittal or any other required documents to the exchange agent, or who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

  (a)  the tender is made through an eligible institution;

  (b) prior to the expiration date, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution, a properly completed and duly executed Notice of Guaranteed Delivery, setting forth the name and address of the holder, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the Letter of Transmittal, or facsimile thereof, or, in the case of a book-entry transfer, an agent's message, together with the certificate(s) representing the outstanding notes, or a confirmation of book-
     entry transfer of such notes into the exchange agent's account at the book-entry transfer facility, and any other documents required by the Letter of Transmittal will be deposited by the eligible institution with the exchange agent; and

  (c) the certificate(s) representing all tendered outstanding notes in proper form for transfer, or a confirmation of a book-entry transfer of such outstanding notes into the exchange agent's account at the book-entry transfer facility, together with a Letter of Transmittal, or facsimile thereof, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date of the exchange offer.

Withdrawal of Tenders

  Except as otherwise provided herein, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

  To withdraw a tender of outstanding notes in the exchange offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any such notice of withdrawal must:

  .  specify the name of the person having deposited notes to be withdrawn;

  . identify the notes to be withdrawn, including the certificate number(s) and principal amount of such notes, or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at the book-entry transfer facility to be credited;

  . be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the outstanding notes register the transfer of such notes into the name of the person withdrawing the tender; and

  . specify the name in which any such outstanding notes are to be registered, if different from that of the depositor.

  All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by us and shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the expiration date.

Conditions

  Notwithstanding any other terms of the exchange offer, the issuers shall not be required to accept for exchange, or exchange notes for, any outstanding notes, and may terminate or amend the exchange offer as provided herein before the acceptance of such outstanding notes, if:

  . any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in the issuers' sole judgment, might materially impair the issuers' ability to proceed with the exchange offer, or any material adverse development has occurred in any existing action or proceeding with respect to the issuers or any of their subsidiaries; or

  . any law, statute, rule, regulation or interpretation by the staff of the SEC is proposed, adopted or enacted, which, in the issuers' sole judgment, might materially impair the issuers' ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer; or

  . any governmental approval has not been obtained, which approval the issuers shall, in their sole discretion, deem necessary for the consummation of the exchange offer as contemplated hereby.

  If the issuers determine, in their sole reasonable discretion, that any of the conditions are not satisfied, the issuers may:

  . refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders;

  . extend the exchange offer and retain all outstanding notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw such outstanding notes as described in "-- Withdrawal of Tenders" above;

  . waive such unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes which have not been withdrawn.

Exchange Agent

  United States Trust Company of New York has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

 By Overnight Courier &    By Hand up to 4:30 PM:       By Registered or
 by Hand after 4:30 PM                                  Certified Mail:
 on the expiration date
          only

  United States Trust       United States Trust       United States Trust
Company of New York 770   Company of New York 111     Company of New York
  Broadway, 13th Floor      Broadway Lower Level       P.O. Box 844 Attn:
   New York, NY 10003      Attn: Corporate Trust        Corporate Trust
 Attn: Corporate Trust     Services New York, NY    Services Cooper Station
        Services                   10006            New York, NY 10276-0844

                                 By Facsimile
                       (For Eligible Institutions Only):
                                (212) 420-6211

                             Confirm by Telephone
                                (800) 548-6565

  Delivery to an address other than set forth above will not constitute a valid delivery.

Fees and Expenses

  The expenses of soliciting tenders will be borne by the issuers. The principal solicitation is being made by mail, however, additional solicitation may be made by telegraph, telecopy, telephone or in person by officers and regular employees of the issuers and their affiliates.

  The issuers have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers, or others soliciting acceptances of the exchange offer. The issuers, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

  The issuers will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

  The exchange notes will be recorded at the same carrying value as the outstanding notes, which is face value, as reflected in the issuers' accounting records on the date of exchange. Accordingly, the issuers will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be expensed over the term of the exchange notes.

Consequences of Failure to Exchange

  The outstanding notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, such outstanding notes may be resold only:

  .  to the issuers, upon redemption thereof or otherwise;

  . so long as the outstanding notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A;

  .  in accordance with Rule 144 under the Securities Act;

  . outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act;

  . pursuant to another exemption from the registration requirements of the Securities Act, and based upon an opinion of counsel reasonably acceptable to the issuers; or

  . pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Resale of the Exchange Notes

  Based on existing interpretations of the staff of the SEC contained in several no-action letters issued to third parties, we believe that the holders of the exchange notes may transfer the exchange notes without complying with the registration requirements under the Securities Act and without delivering a prospectus that meets the requirements of Section 10 of the Securities Act if the holders:

  . are not affiliates of AOA Holding or AOA Capital within the meaning of Rule 405 under the Securities Act;

  .  acquired the exchange notes in the ordinary course of their business;

  . are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

  . have no arrangement or understanding with any person to participate in the distribution of the exchange notes;

  . are not broker-dealers that acquired existing notes as a result of market-making activities or other trading activities.

Each holder of outstanding notes that participates in the exchange offer is required to make these representations to us in the Letter of Transmittal.

  In the event a holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, such holder cannot rely on the position of the staff of the SEC enunciated in its no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

  As indicated above, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, and acquired those outstanding notes as a result of market-making activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For a description of the procedures for such resales by broker-dealers, see "Plan of Distribution."

                                USE OF PROCEEDS

  The issuers will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. In consideration for issuing these notes as contemplated in this prospectus, they will receive outstanding notes in like principal amount, the terms of which are the same in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and not reissued. Accordingly, the issuance of the exchange notes will not result in any increase or decrease in our debt.

  The net proceeds to the issuers from the issuance of the outstanding notes was approximately $48.25 million after deducting discounts and expenses. AOA Holding received 100% of the net proceeds, of which an aggregate of $35.0 million was paid to equity holders and $13.25 million was used to reduce indebtedness.

  More specifically, contemporaneous with the closing of the sale of the outstanding notes, AOA Holding made a distribution of $32.5 million to its sole member, Mr. Stephen Adams, and made a contribution to capital of approximately $15.75 million to Adams Outdoor Advertising Limited Partnership. Adams Outdoor Advertising Limited Partnership made an allocation of $2.5 million to its limited partner, the Adams Family Partnership, and repaid approximately $13.25 million of indebtedness outstanding under the Adams Outdoor Advertising Limited Partnership credit facilities without reducing the commitments of the lenders thereunder. The credit facility indebtedness repaid bears interest at rates varying from 6.42% to 8.25%. Currently, the Adams Outdoor Advertising Limited Partnership unsecured credit facility matures on December 31, 2001 and the Adams Outdoor Advertising Limited Partnership secured credit facility matures on December 31, 2001. The payments made to Mr. Adams and to the Adams Family Partnership provided a return on investment to the equity holders of our business.

                                 CAPITALIZATION

  The following table sets forth our actual capitalization as of June 30, 1999.

                                                                      June 30,
                                                                        1999
                                                                     ----------
                                                                      (dollars
                                                                         in
                                                                     thousands)
Total debt:
 Adams Outdoor Advertising Limited Partnership credit facilities.... $  22,900
 Adams Outdoor Advertising Limited Partnership notes................   101,000
 Outstanding notes..................................................    50,000
                                                                     ---------
 Total debt.........................................................   173,900
Member's deficit....................................................  (102,420)
                                                                     ---------
 Total capitalization............................................... $  71,480
                                                                     =========

               SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

  AOA Holding and AOA Capital, the co-issuers of the exchange notes, were formed in 1999 for the purpose of acquiring the direct interests of Mr. Adams in Adams Outdoor Advertising Inc. and Adams Outdoor Advertising Limited Partnership and to serve as the co-issuers of the outstanding notes and the exchange notes. AOA Holding's only assets are 100% of the outstanding capital stock of Adams Outdoor Advertising Inc. and a 0.70% general partnership interest and a 68.3% limited partnership interest in Adams Outdoor Advertising Limited Partnership. The historical information of AOA Holding presents the aforementioned transfer of ownership of Adams Outdoor Advertising, Inc. and Adams Outdoor Advertising Limited Partnership, the predecessor companies, to AOA Holding as a reorganization of entities under common control similar to a pooling of interests.

  The following selected historical and pro forma financial data, insofar as it relates to each of the five years ended December 31, 1998, has been prepared by us and is based upon the financial statements of AOA Holding and should be read in conjunction with the audited financial statements. Separate summary data of AOA Capital has not been presented because AOA Capital does not have and will not have substantial operations or assets of any kind and will not have any revenues. The selected historical and pro forma financial data as of and for the six months ended June 30, 1998 and 1999 has been derived from unaudited financial statements appearing elsewhere in this prospectus which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited interim periods. Results for the six months ended June 30, 1999 are not necessarily indicative of results that may be expected for the entire year. The selected historical and pro forma financial data should be read in conjunction with the information contained in the financial statements of AOA Holding and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Summary Historical and Pro Forma Financial Data" included elsewhere in this prospectus.

  The following unaudited selected pro forma statement of operations data and other data for the year ended December 31, 1998 and for the six months ended June 30, 1999 give effect to the sale of the outstanding notes as if they had been completed at the beginning of the respective periods. Certain management assumptions and adjustments are described in the accompanying notes hereto. The pro forma financial data should be read in conjunction with the financial statements of AOA Holding and the notes thereto appearing elsewhere in this prospectus. This pro forma financial data is not necessarily indicative of the results that would have occurred had the sale of the outstanding notes been completed on the dates indicated or our actual or future operating results or financial position.

    Selected Historical and Pro Forma Financial Data (dollars in thousands)

                                                                                   Six Months Ended
                                     Year Ended December 31,                           June 30,
                         -----------------------------------------------------  -------------------------
                                                                         Pro                        Pro
                                                                        Forma                      Forma
                          1994     1995      1996     1997     1998    1998(a)   1998     1999    1999(a)
                         -------  -------  --------  -------  -------  -------  -------  -------  -------
Statement of Operations
 Data:
 Gross revenues......... $41,748  $47,589  $ 52,421  $63,302  $71,592  $71,592  $34,364  $35,926  $35,926
 Agency commissions.....   4,097    4,698     5,161    6,017    7,023    7,023    3,393    3,264    3,264
                         -------  -------  --------  -------  -------  -------  -------  -------  -------
 Net revenues...........  37,651   42,891    47,260   57,285   64,569   64,569   30,971   32,662   32,662
 Direct advertising
  expenses..............  19,561   20,848    22,412   29,089   32,097   32,097   15,367   16,275   16,275
 Corporate, general and
  administrative
  expense...............   1,183    1,114     2,405    3,589    3,903    3,903    2,109    1,298    1,298
 Depreciation and
  amortization..........   5,684    5,568     6,105    8,149    7,875    7,875    4,133    3,749    3,749
 Deferred compensation
  expense(b)............   1,530    2,427     1,451      901    4,316    4,316      331      870      870
                         -------  -------  --------  -------  -------  -------  -------  -------  -------
 Operating income.......   9,693   12,934    14,887   15,557   16,378   16,378    9,031   10,470   10,470
 Interest expense.......   9,877   11,263    12,523   14,601   14,408   18,919    7,305    7,435    9,227
 Other expenses
  (income), net.........      38       16       (32)      43       78       78       62    2,486    2,486
 (Gain) loss on
  disposals of assets,
  net...................     388       93       861      122      378      378       19       21       21
                         -------  -------  --------  -------  -------  -------  -------  -------  -------
 Income before
  extraordinary loss on
  early extinguishment
  of debt...............    (610)   1,562     1,535      791    1,514   (2,997)   1,645      528  (1,264)
 Extraordinary loss on
  early extinguishment
  of debt...............     --       --        --       --       330      330      --       --       --
                         -------  -------  --------  -------  -------  -------  -------  -------  -------
   Net income (loss).... $  (610) $ 1,562  $  1,535  $   791  $ 1,184  $(3,327) $ 1,645  $   528  $(1,264)
                         =======  =======  ========  =======  =======  =======  =======  =======  =======

Other Data:
 Operating Cash
  Flow(c)............... $16,907  $20,929  $ 22,443  $24,607  $28,569  $28,569  $13,495  $15,089  $15,089
 Capital expenditures...   1,895    2,042     4,419    7,646   10,144   10,144    2,799    4,856    4,856
 Ratio of earnings to
  fixed charges (d).....     --      1.06x     1.11x    1.05x    1.09x     --      1.20x    1.06x     --
 Ratio of debt to net
  income (e)............     --     68.79     86.92   170.71   112.13      --     83.24   329.36      --
 Cash flow provided by
  (used in):
   Operating
    activities.......... $ 7,092  $ 9,151  $ 12,537  $ 7,150  $11,873   $8,676  $ 2,322  $    23  $   222
   Investing
    activities..........  (1,791)  (1,979)  (28,675)  (7,462)  (9,659)  (9,659)  (2,798)  (4,848)  (4,848)
   Financing
    activities..........  (5,569)  (6,763)   17,540     (100)  (3,647)  (2,139)   1,301    6,177    6,177

                                      As of December 31,                    As of June 30,
                         ------------------------------------------------ -------------------
                           1994      1995      1996      1997      1998     1998      1999
                         --------  --------  --------  --------  -------- --------  ---------
Balance Sheet Data:
 Cash and cash
  equivalents........... $  1,722  $  2,131  $  3,533  $  3,121  $  1,687 $  3,946  $   3,039
 Working capital(f).....    4,646     5,944     4,969     3,096     4,805   11,098     11,698
 Total assets...........   50,650    48,211    77,114    77,474    78,193   79,766     84,442
 Total debt.............  113,261   107,443   133,421   135,034   132,728  136,934    173,900
 Total member's
  deficit...............  (68,391)  (66,829)  (68,444)  (69,586) (69,447)  (68,459)  (102,420)

                                                 see notes on the following page

--------
(a) Gives effect to the outstanding notes as if they had occurred at the beginning of such periods for Statement of Operations Data. Pro forma interest expense is computed as follows:

                                                                         Six
                                                                        Months
                                                           Year Ended   Ended
                                                          December 31, June 30,
                                                              1998       1999
                                                          ------------ --------
   $50,000,000 10 3/8% Senior notes......................    $5,189     $2,062
   Adams Outdoor Advertising Limited Partnership Credit
    Facility
    $13,250,000 at 7.00%.................................      (928)      (369)
   Amortization of deferred financing costs..............       250         99
                                                             ------     ------
   Interest expense......................................    $4,511     $1,792
                                                             ======     ======

(b) Deferred compensation expense represents accrued expenses under certain deferred compensation arrangements, including phantom stock agreements with certain key management personnel. The phantom stock agreements in effect provide for the repurchase of "phantom stock" in three equal annual payments after a covered executive's termination, death or disability, the sale of Adams Outdoor, or the fifth anniversary of the agreement's execution. See "Management--Agreements with Management--Incentive Compensation under Phantom Stock Agreements."

(c) The following table sets forth the calculation of "Operating Cash Flow."

                                                                               Six Months Ended
                                        Year Ended December 31,                    June 30,
                            ----------------------------------------------- -----------------------
                                                                      Pro                     Pro
                                                                     Forma                   Forma
                             1994    1995    1996    1997    1998    1998    1998    1999    1999
                            ------- ------- ------- ------- ------- ------- ------- ------- -------
   Operating income........ $ 9,693 $12,934 $14,887 $15,557 $16,378 $16,378 $ 9,031 $10,470 $10,470
   Depreciation and
    amortization...........   5,684   5,568   6,105   8,149   7,875   7,875   4,133   3,749   3,749
   Deferred compensation
    expense................   1,530   2,427   1,451     901   4,316   4,316     331     870     870
                            ------- ------- ------- ------- ------- ------- ------- ------- -------
   Operating Cash Flow..... $16,907 $20,929 $22,443 $24,607 $28,569 $28,569 $13,495 $15,089 $15,089

   Operating Cash Flow is defined as operating income (loss) before depreciation and amortization expense and deferred compensation expense. As a limited liability company, we are not subject to federal corporate income tax. Operating Cash Flow is not a measure of performance under GAAP. Operating Cash Flow is not intended to represent net cash flow provided by operating activities as defined by GAAP and should not be considered as an alternative to net income or loss as an indicator of our operating performance or to net cash provided by operating, investing and financing activities as a measure of our liquidity or ability to meet cash needs. We are providing information regarding Operating Cash Flow to permit a more complete comparative analysis of our performance relative to other companies in the media industry that publicly report Operating Cash Flow or similarly defined measures. However, other companies may use different definitions of these measures.

(d) Earnings consist of pre-tax income plus fixed charges adjusted to exclude capitalized interest. Fixed charges consist of interest expense plus amortization of deferred financing cost and the estimated interest portion of rent expense. Earnings were insufficient to cover fixed charges by approximately $1.3 million for the year ended December 31, 1994, $3 million for the pro forma year ended December 31, 1998 and $1,264,000 for the pro forma six months ended June 30, 1999.

(e) The ratio of total debt to net income for the periods ended December 31, 1994, and for the pro forma periods ended December 31, 1998 and June 30, 1999 are not meaningful due to the net loss for those periods.

(f) Working capital is defined as current assets less current liabilities.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with "Selected Historical Financial Data" and the related notes thereto and the financial statements of AOA Holding and the related notes thereto appearing elsewhere in this prospectus. This prospectus contains certain forward-looking statements that involve risks and uncertainties. Future results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

General

  Adams Outdoor is the seventh largest owner and operator of outdoor advertising structures in the United States. We currently provide outdoor advertising services in fourteen markets and surrounding areas in the Midwest, Southeast and mid-Atlantic states: Peoria, IL; Jackson, MI; Kalamazoo, MI; Lansing, MI; Minneapolis, MN; Charlotte, NC; Lehigh Valley, PA; Northeast PA; Charleston, SC; Florence, SC; Laurens, SC; Orangeburg, SC; Norfolk, VA; and Madison, WI. As of December 31, 1998, we operated, in the aggregate, approximately 9,600 advertising displays, including 2,891 painted bulletins, 6,541 30-sheet posters and 222 junior (8-sheet) posters.

  The Adams Outdoor business was founded in 1983 with the acquisition of Central Outdoor Advertising, which had offices in Jackson, Kalamazoo and Lansing, MI. Over the next five years, we pursued a strategy of geographic expansion into additional medium-sized markets, primarily through the acquisition of existing outdoor advertising businesses in selected Midwest, Southeast and mid-Atlantic markets. This geographic expansion strategy has enabled us to capitalize on the efficiencies, economies of scale and marketing opportunities associated with operating outdoor advertising businesses located in proximate or contiguous geographic markets.

  Since 1991, we have continued to strengthen our market share through the construction and acquisition of displays in our existing markets and acquisitions, in the last quarter of 1996, of operations in South Carolina and Pennsylvania. This expansion has been financed through our internally generated cash flow and borrowings under our credit facilities.

  The following table presents certain information from the Statements of Operations as a percentage of net revenues for each of the years in the three-year period ended December 31, 1998 and the six months ended June 30, 1998 and 1999.

                                                                 Six Months
                                               Year Ended        Ended June
                                              December 31,           30,
                                            -------------------  ------------
                                            1996   1997   1998   1998   1999
                                            -----  -----  -----  -----  -----
Net revenues............................... 100.0% 100.0% 100.0% 100.0% 100.0%
Direct advertising expenses................  47.4   50.8   49.7   49.6   49.8
Corporate, general and administrative
 expenses..................................   5.1    6.2    6.0    6.8    4.0
                                            -----  -----  -----  -----  -----
Operating Cash Flow........................  47.5   43.0   44.3   43.6   46.2
Depreciation and amortization..............  12.9   14.2   12.2   13.3   11.5
Deferred compensation expense..............   3.1    1.6    6.7    1.1    2.7
                                            -----  -----  -----  -----  -----
Operating income...........................  31.5   27.2   25.4   29.2   32.0
Interest expense...........................  26.5   25.5   22.3   23.7   22.8
Other expenses (income), net...............  (0.1)   0.1    0.2    0.2    7.6
Loss on disposals of property and
 equipment, net............................   1.8    0.2    0.6    --     --
Extraordinary loss on early extinguishment
 of debt...................................   --     --     0.5    --     --
                                            -----  -----  -----  -----  -----
Net income (loss)..........................   3.3%   1.4%   1.8%   5.3%   1.6%
                                            =====  =====  =====  =====  =====

  Our revenues are a function of both the occupancy rate of our outdoor advertising display inventory (the percentage of time that our displays contain paid-for advertisements) and the rates that we charge for use of our displays. Our business strategy includes the optimization of the mix of rate and occupancy of our display inventory in order to maximize revenues. Advertising rates for our displays are based upon a variety of factors, including historical base rates, the time of year, and the occupancy rate of a particular market's display inventory.

  The following table presents the average number of painted bulletins and 30-sheet poster displays operated by us and the average rates and occupancy levels with respect to such displays for the three years ended December 31, 1998 and the six months ended June 30, 1999. These figures do not include junior-posters and route town paints.

                                            Year Ended December
                                                    31,              Six Months
                                           -----------------------      Ended
                                           1996(a)   1997    1998   June 30, 1999
                                           -------  ------  ------  -------------
Number of Displays:
 Painted Bulletins........................  1,750    2,446   2,891      2,891
 30-Sheet Posters.........................  4,418    6,387   6,541      6,541
Average Rates:(b)(c)
 Painted Bulletin......................... $1,610   $1,624  $1,933     $1,971
 30-Sheet Posters.........................    523      529     536        549
Average Occupancy:(c)
 Painted Bulletins........................     78%      73%     78%        76%
 30-Sheet Posters.........................     71%      69%     74%        57%

--------
(a) The above figures for 1996 do not include our operations in Northeast PA or South Carolina acquired during the fourth quarter of 1996.
(b) Represents average rate per display per month.
(c) Excludes results from our South Carolina market.

  Our primary operating expenses are advertising agency commissions, lease payments to property owners for use of the land on which our displays are located, operational and administrative costs and sales expenses (primarily commissions). Of these expenses, advertising agency commissions, sales expenses, and certain operational and administrative costs are considered direct costs. Commissions are paid to advertising agencies that contract for the use of our advertising displays on behalf of advertisers. These agency commissions are deducted from gross revenues to calculate net revenues.

  We currently maintain a phantom stock program under which certain executive management personnel and general managers have the ability to earn deferred compensation based upon our operating performance or, in the case of the general managers, the operating performance of their respective divisions. Annual accruals under the program are based upon exceeding a base level of operating profit. We believe that our phantom stock program provides our senior employees incentives to continue improving our operating performance.

  Our marketing strategy of servicing local and regional advertisers and reducing our dependence on national and tobacco advertising resulted in moderate increases in overall revenues during a time when tobacco advertising was declining. We concentrate our marketing efforts on generating sales from local and regional advertisers in each of our markets, including those advertisers within industries and product categories that have not historically been traditional users of outdoor media. These potential advertisers include fast food restaurants, retailers, food stores, casinos, cellular and telecommunications companies, building supply retailers, radio stations, travel-related industries and medical care providers. This focus on local and regional advertisers has been critical to our ability to control revenue fluctuations resulting from the variability and potential long-term decline of revenues attributable to the decline in revenue from tobacco advertising, the latter of which represented 10.3% of our net revenues in 1998, 10.5% in 1997, 12.5% in 1996, 12.6% in 1995, and 10.3% in 1994. Sales to
local and regional advertisers accounted for 89.7% of our net revenues in 1998.

  Our sales and marketing strategy has been successful largely due to our team of general managers in our markets. These key managers have an average of 15 years of industry experience. We also have an integrated business development department in each market, making available to each region's sales force comprehensive information about local market research, customer needs and advertising opportunities. The business development departments have given our sales departments significantly improved information and tools to develop additional local and regional advertising customers, especially those customers that have not historically advertised through the outdoor medium. Sales representatives have been able to use these additional resources to develop creative ideas for new customers and educate them about the cost effectiveness of outdoor advertising in attempting to reach their customers. We consider our emphasis on local and regional sales, the expertise and tenure of our managers and our marketing and customer service capabilities to be factors which enhance the productivity of our inventory of advertising displays.

 Zoning Regulations

  In 1988, the city of Charlotte, North Carolina, adopted a comprehensive sign ordinance prohibiting the construction of virtually all new, off-premise outdoor advertising signs within the city limits and mandating that all nonconforming signs either be brought into compliance or be removed by February 1, 1998 at the owner's expense without payment of compensation. Through March 1998, Adams Outdoor had received a total of 307 notices of violation ("NOVs"). Adams Outdoor does not anticipate receiving any additional NOVs at this time. In 1988, Adams Outdoor filed a lawsuit in the Superior Court of Mecklenburg County, North Carolina, challenging the constitutionality of the Charlotte sign ordinance. In 1998 the case was settled, and approximately 160 of the billboards in question must be removed at our expense by December 5, 2002. It is difficult to estimate the financial impact on our Charlotte market because we do not separately account for revenues on a per structure basis in as much as most posters are sold on a "showing" basis, which reflects total market exposure for an advertiser. Net income, similarly, is not accounted for by us on a per structure basis in as much as the removal of a discrete number of structures would not affect non-variable expenses, eliminating only expenses such as lease, selling and lighting costs which, generally, amount to only 15-20% of revenues and agency commissions, generally 15% of revenues, for sales in which an agency is involved. We believe that, with the removal of structures and the attendant reduction in inventory in the Charlotte market, rates would increase on structures which are not removed. However, applying the average "showing" rate to the structures to be removed and applying the operating profit margin for the Charlotte division as a whole to the structures to be removed, we estimate that the revenue applicable to such structures for 1996, 1997, 1998 and the six months ended June 30, 1998 and 1999 was approximately $1.5 million, $1.7 million, $1.9 million, $900,000 and $900,000, respectively, and the net income applicable to such structures for such periods was approximately $750,000, $880,000, $980,000, $460,000, and
$500,000, respectively. We estimate the aggregate costs of removing such structures would be approximately $320,000.

  In other localities in which Adams Outdoor operates, outdoor advertising is subject to restrictive and, in some cases, prohibitive, zoning regulations. Management expects federal, state, and local regulations to continue to be a significant factor in the operation of our business.

Results of Operations

Six Months Ended June 30, 1999 Compared With Six Months Ended June 30, 1998

  Net revenues for the six months ended June 30, 1999 of $32.7 million increased by 5.5% from $31.0 million for the comparable period in 1998. This increase resulted from higher advertising rates and an increase in the number of displays sold.

  Direct advertising expenses for the six months ended June 30, 1999 of $16.3 million increased by 5.9% from $15.4 million for the comparable period in 1998. This increase was attributable to direct costs associated with increased sales from new displays and an increase in sales commissions due to higher average rates.

  Corporate, general and administrative expenses for the six months ended June 30, 1999 of $1.3 million decreased by 38.5% from $2.1 million for the comparable period in 1998. This decrease was attributable to a decrease in professional fees, travel expenses and costs associated with our new logo and identification project, which was completed in 1998.

  Depreciation and amortization for the six months ended June 30, 1999 of $3.7 million decreased by 9.3% from $4.1 million for the comparable period in 1998. Depreciation expense decreased as a result of the expiration of the depreciable life of certain assets during 1998.

  Deferred compensation expenses for the six months ended June 30, 1999 of $870,000 increased significantly from $331,000 for the comparable period in 1998 primarily due to increased operating profit and vesting and the participation of our Chief Executive Officer in our phantom stock plan.

  Interest expense for the six months ended June 30, 1999 of $7.4 million increased by 1.6% from $7.3 million for the comparable period in of 1998. For the six months ended June 30, 1999 and June 30, 1998, the effective interest rates were 10.0% and 10.3%, respectively, on average outstanding balances of $143.9 million and $137.1 million, respectively, primarily due to the issuance of $50 million of new debt in May 1999.

  Other expenses, excluding interest expense, for the six months ended June 30, 1999 of $2.5 million increased from $81,000 for the comparable period in 1998. The increase was due to a consent fee paid to the minority limited partner of Adams Outdoor Advertising Limited Partnership in connection with amendments to the partnership agreement by virtue of which Adams withdrew as general and limited partner, AOA Holding LLC was admitted as a substitute general and limited partner, and AOA Holding was granted a "priority" limited partnership interest in consideration of its $13.75 million capital contribution.

  Net income for the six months ended June 30, 1999 decreased to $528,000 from $1.7 million for the comparable period in 1998 as a result of the items discussed above.

  Operating Cash Flow for the six months ended June 30, 1999 of $15.1 million increased by 11.8% from $13.5 million for the comparable period in 1998.

Year Ended December 31, 1998 Compared With Year Ended December 31, 1997

  Net revenues for 1998 of $64.6 million increased by 12.7% from $57.3 million for 1997. This increase resulted from higher advertising rates in certain markets and an increase in the number of displays sold.

  Direct advertising expenses for 1998 of $32.1 million increased by 10.3% from $29.1 million in 1997. This increase was attributable to direct costs associated with increased sales from new displays and an increase in sales commissions due to higher average rates.

  Corporate, general and administrative expenses for 1998 of $3.9 million increased by 8.8% from $3.6 million in 1997. This increase was attributable to increased travel expenses and costs associated with our new logo and identification project.

  Depreciation and amortization for 1998 of $7.9 million decreased by 3.4% from $8.1 million in 1997. Depreciation expense decreased as a result of the expiration of the depreciable life of certain assets during 1998.

  Deferred compensation expense for 1998 of $4.3 million increased significantly from $901,000 in 1997 primarily due to the inclusion of the Chief Executive Officer in the phantom stock plan to acquire his 3% interest in Adams Outdoor, the grant to our Chief Executive Officer of a signing bonus and the additional vesting of General Managers under the phantom stock plan. In 1995, our Chief Executive Officer's then existing phantom stock agreement was terminated by the Board of Directors because they determined that the incentives provided by the agreement were unnecessary due, among other things, to his equity interest in Adams Outdoor. Additionally, our Chief Executive Officer received a $2 million payment in consideration of the termination of the agreement, which our board of directors considered appropriate because, among other things, that amount approximated the amount that would have been payable to him under the agreement had the agreement been terminated due to his death or disability. We had no phantom stock agreement in effect for our Chief Executive Officer during 1996 or 1997. In 1998, our board of directors determined that the incentives provided to the Chief Executive Officer through a phantom stock arrangement were in the best interests of Adams Outdoor notwithstanding his equity holdings and adopted a new phantom stock arrangement to be effective commencing in 1998. In order to induce our Chief Executive Officer to enter into this compensatory arrangement, the board of directors determined that a $2.7 million signing bonus should be provided to him through the phantom arrangement, which took into account, among other things, operating profit of Adams Outdoor during 1996 and 1997.

  Interest expense for 1998 of $14.4 million decreased by 1.2% from $14.6 million in 1997. This decrease was attributable to a lower interest rate in 1998. Our effective interest rate decreased to 10.2% for 1998 from 10.4% for 1997.

  Net income for 1998 increased to $1.2 million from $791,000 in 1997 as a result of the items discussed above.

  Operating Cash Flow for 1998 of $28.6 million increased by 16.1% from $24.6 million in 1997. This increase was attributable to the aforementioned increase in net revenues coupled with only a modest increase in total operating expenses.

Year Ended December 31, 1997 Compared With Year Ended December 31, 1996

  Net revenues for 1997 of $57.3 million increased by 21.2% from $47.3 million for 1996. This increase resulted from higher advertising rates in certain markets and an increase in the number of displays sold as well as the increased net revenues of $6.4 million from operations in South Carolina and Northeast Pennsylvania which were acquired in the fourth quarter of 1996.

  Direct advertising expenses for 1997 of $29.1 million increased by 29.8% from $22.4 million in 1996. This increase was attributable to direct costs associated with increased sales from new displays, an increase in sales commissions due to higher average rates, and $5.0 million in additional direct costs associated with the first full year of operations for the South Carolina and Northeast Pennsylvania branches acquired in 1996.

  Corporate, general and administrative expenses for 1997 of $3.6 million increased by 49.2% from $2.4 million in 1996. This increase was attributable to increased professional fees, travel expenses, relocation expenses, and single use business taxes.

  Depreciation and amortization for 1997 of $8.1 million increased by 33.5% from $6.1 million in 1996. Depreciation expense increased as a result of additions to property, plant and equipment during 1996 and early 1997 from acquisitions and building of new structures.

  Deferred compensation expense for 1997 of $901,000 decreased by 37.9% from $1.5 million in 1996 primarily due to the removal of the Chief Financial Officer from the phantom stock plan and management changes in the Michigan market.

  Interest expense for 1997 of $14.6 million increased 16.6% from $12.5 million in 1996. This increase was attributable to a higher outstanding balance in 1997. Our effective interest rate was 10.4% for 1997 and 1996.

  Loss on disposals of property and equipment for 1997 of $122,000 decreased 85.8% from $861,000 in 1996. The decrease was primarily attributable to a $662,000 impairment writedown associated with the disposal of in-store advertising equipment.

  Net income for 1997 decreased to $791,000 from $1.5 million in 1996 as a result of the items discussed above.

  Operating Cash Flow for 1997 of $24.6 million increased by 9.6% from $22.4 million in 1996. This increase was attributable to the aforementioned increase in net revenues coupled with only a modest increase in total operating expenses.

Liquidity and Capital Resources

  Historically, our cash needs have arisen from operating expenses (primarily direct advertising expenses and corporate general and administrative expenses), debt service, capital expenditures and deferred compensation payments under phantom stock agreements. Our interest expense was $14.4 million in 1998, $14.6 million in 1997, and $12.5 million in 1996. We also made capital expenditures, primarily for new billboard construction in existing markets, of $10.1 million in 1998, $7.6 million in 1997, and $4.4 million in 1996. We expect that our capital expenditures during 1999 will be approximately $6.0 million and will be primarily for new billboard construction and the upgrading of existing displays. We expect to finance these capital expenditures with cash flow provided by operating activities or borrowings under the Adams Outdoor Advertising Limited Partnership credit facilities. We made payments under our phantom stock agreements of approximately $1.3 million in 1998, $1.1 million in 1997 and $1.2 million in 1996.

  Our primary sources of cash are net cash generated from operating activities and borrowings under Adams Outdoor Advertising Limited Partnership's credit facilities. Our net cash provided from operations increased by 66.1% to $11.9 million for 1998, decreased by 43.0% to $7.1 million for 1997 and increased by 36.6% to $12.5 million for 1996.

  In 1996 Adams Outdoor Advertising Limited Partnership and Adams Outdoor Advertising, Inc. issued $105 million in aggregate principal amount of the Adams Outdoor Advertising Limited Partnership notes and Adams Outdoor Advertising Limited Partnership entered into a secured revolving credit facility, which was increased to $35 million in December 1996. See "Description of Certain Indebtedness."

  On March 31, 1998, Adams Outdoor Advertising Limited Partnership entered into an additional $3 million unsecured credit facility. In September 1998, the proceeds from the Adams Outdoor Advertising Limited Partnership unsecured facility, together with borrowings under the Adams Outdoor Advertising Limited Partnership secured credit facility, were used to purchase on the open market and cancel $4 million of the Adams Outdoor Advertising Limited Partnership notes at 105% of their principal amount plus accrued interest. As a result of the purchase, we recognized an extraordinary loss of $330,000, which represented the purchase premium plus recognition of a proportionate share of the associated deferred financing fees. In November 1998, the Adams Outdoor Advertising Limited Partnership unsecured credit facility was increased to $8 million. At June 30, 1999, Adams Outdoor Advertising Limited Partnership had $22.9 million outstanding and $12.1 million available under the Adams Outdoor Advertising Limited Partnership secured credit facility and $8 million available under the Adams Outdoor Advertising Limited Partnership unsecured credit facility. During 1998 we had interest expense of $14.4 million on average outstanding indebtedness of $136.7 million, resulting in an effective annual interest rate of 10.2%.

  We believe that net cash provided from operations and available credit under the Adams Outdoor Advertising Limited Partnership credit facilities will be sufficient to meet our cash needs for our current operations, required debt payments, anticipated capital expenditures and the deferred compensation payments for the next few years.

Impact of Inflation

  Though increases in operating costs could adversely affect our operations, our management does not believe that inflation has had a material effect on operating profit during the past several years.

Seasonality

  Although revenues during the first and fourth quarters are slightly lower than the other quarters, management does not believe that seasonality has a significant impact on our operations or cash flow.

Year 2000 Compliance

Overview

  The "Year 2000 issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the year 2000 approaches. The Year 2000 issue exists because many existing computer systems and software products have been written using two digits, rather than four, to define the applicable year, thus not properly recognizing dates after December 31, 1999.

Our State of Readiness

  We recognize the need to ensure that our operations will not be adversely impacted by Year 2000 software failures and have therefore undertaken the project of identifying and resolving our Year 2000 issues. Our assessment included both our software and hardware. We have identified all significant applications that require modification to ensure Year 2000 compliance and during the second quarter of 1998, Year 2000 compliant versions of these programs (primarily financial applications) were installed. The vendor upgrades have been tested and certified as Year 2000 compliant by an independent third party. We have also completed our assessment of computer hardware and have replaced all our significant computer hardware with hardware that is Year 2000 compliant. Our assessment of non-information technology systems, which includes systems that contain embedded technology (primarily phone systems, security systems, fax machines and copiers) is still in process and is expected to be completed, along with any necessary remediation efforts in the fourth quarter of 1999. We believe that these systems do not present a significant risk to the Company's operations.

  In addition, we have communicated with others with whom we do significant business to determine their Year 2000 compliance readiness and the extent to which we are vulnerable to any third party Year 2000 issues. Our principal suppliers are local power companies. We have contacted all local power companies on which we rely to supply power to illuminate our signs. While those companies have not responded directly to our inquiries, public information indicates that all our suppliers are meeting federal guidelines for Year 2000 compliance. However, there can be no assurance that the systems of other companies on which our systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with our systems, would not have a material adverse effect on us. Certain power companies may experience problems supplying power to us. If that occurs, our only liability will be to issue immaterial illumination credits.

Costs to Address Our Year 2000 Issues

  During 1997 and 1998, we incurred approximately $100,000 and $150,000, respectively in Year 2000 compliance efforts. Estimates of additional costs to complete our Year 2000 compliance plan are not anticipated to be material to our financial condition or results of operations.

Risks of Our Year 2000 Issues and Our Contingency Plans

  Based on the results of our review of Year 2000 issues to date and compliance efforts completed, we do not believe that the Year 2000 issue presents a significant risk of disruption of our ability to transact business with our major customers and suppliers. However, a most reasonably likely worst case Year 2000 scenario is that we will experience some disruption in the supply of power to illuminate our signs or some delay in supply of necessary materials for our outdoor advertising displays. Our contingency plans to handle Year 2000 problems include ensuring that we have adequate levels of materials on hand to mitigate the impact of any potential short-term disruption in supply and identifying and ensuring that adequate levels of materials will be available from alternative sources. We do not believe that further contingency plans to handle Year 2000 problems are necessary at this time, and therefore we have not developed further plans. We will, however, continue to monitor the Year 2000 issues and evaluate the need for further contingency plans to handle any changes to the most reasonably likely worst case Year 2000 scenario.

New Accounting Standards

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which will be effective for us beginning January 1, 2001, establishes accounting and reporting standards requiring that every derivative instrument (including certain embedded in other contracts) be recorded in the balance sheet as either assets or liabilities measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. We have not yet quantified the impact of adopting SFAS No. 133 and have not determined the timing or method of its adoption; however it is not expected that adoption will have a material impact on earnings.

                                   BUSINESS

General

  Adams Outdoor is the seventh largest owner and operator of outdoor advertising structures in the United States. We currently provide outdoor advertising services in fourteen markets and surrounding areas in the Midwest, Southeast and mid-Atlantic states: Peoria, IL; Jackson, MI; Kalamazoo, MI; Lansing, MI; Minneapolis, MN; Charlotte, NC; Lehigh Valley, PA; Northeast PA; Charleston, SC; Florence, SC; Laurens, SC; Orangeburg, SC; Norfolk, VA; and Madison, WI. As of December 31, 1998, we operated, in the aggregate, approximately 9,600 advertising displays, including 2,891 painted bulletins, 6,541 30-sheet posters and 222 junior (8-sheet) posters.

History

  The Adams Outdoor business was founded in 1983 with the acquisition of Central Outdoor Advertising, which had offices in Lansing, Jackson and Kalamazoo, MI. Over the next five years, we pursued a strategy of geographic expansion into additional medium-sized markets, primarily through the acquisition of existing outdoor advertising businesses in selected Midwest, Southeast and mid-Atlantic markets. This geographic expansion strategy has enabled us to capitalize on the efficiencies, economies of scale and marketing opportunities associated with operating outdoor advertising businesses located in proximate or contiguous geographic markets to our primary markets. Since 1988, our growth in sales and Operating Cash Flow has resulted from a concentration on maximizing rate and occupancy levels of existing inventory, construction of new displays, upgrading of displays in existing markets, acquisition of displays in existing markets, and new market acquisitions in South Carolina and Pennsylvania.

Industry Overview

  Outdoor advertising is one of several major advertising media that includes television, radio, newspapers and magazines, among others. Because of its repetitive impact and relatively low cost-per-thousand impressions (a commonly used media standard), outdoor advertising is attractive to both large national advertisers and smaller local and regional businesses.

  The principal outdoor advertising display is the billboard, of which there are three standardized formats:

  . Painted bulletins are generally 14 feet high and 48 feet wide (672 square feet) and consist of panels or a single sheet of vinyl that are hand painted at the facilities of the outdoor advertising company or computer painted in accordance with design specifications supplied by the advertiser. The panels or vinyl are then transported to the billboard site and mounted to the face of the display. On occasion, to attract more attention, some of the displays are designed to extend beyond the linear edges of the display face and may include three-dimensional embellishments for which the outdoor advertising company often receives additional revenue. Because of painted bulletins' greater impact and higher cost relative to other types of billboards, they are usually located near major highways, and space is usually sold to advertisers for periods of four to twelve months.

  . 30-sheet posters are generally 12 feet high by 25 feet wide (300 square feet) and are the most common type of billboard. Lithographed or silk-screened paper sheets that are supplied by the advertiser are pre-pasted and packaged in airtight bags by the outdoor advertising company and applied, like wallpaper, to the face of the display. The 30-sheet posters are concentrated on major traffic arteries, and space is usually sold to advertisers for periods of one to twelve months.

  . Junior (8-sheet) posters are usually 6 feet high by 12 feet wide (72 square feet). The displays are prepared and mounted in the same manner as 30-sheet posters. Most junior posters, because of their smaller size, are generally concentrated on city streets and are targeted at pedestrian traffic. Space on junior posters is usually sold to advertisers for periods of one to twelve months.

  Typically, billboards are mounted on structures that are owned by the outdoor advertising company and located on sites that are owned or leased by it or on which it has an easement. Leases of structure sites usually provide for a term of three to ten years depending on locale. A structure may contain one or more displays (generally two), each of which is referred to as a "face."

  Advertisers usually contract for outdoor displays (and other media exposure) through advertising agencies, which are responsible for the artistic design and written content of the advertising as well as the choice of media and the planning and implementation of the overall campaign. Outdoor advertising companies pay commissions to the agencies for advertising contracts secured through such agencies. Advertising contracts are negotiated on the basis of the monthly rates that are published in the outdoor advertising company's "rate card." These rates, which are typically set annually during the first quarter of each year, are based on a particular display's exposure (or number of "impressions" delivered) in relation to the demographics of the particular market and its location within that market. The number of "impressions" delivered by a display (measured by the number of vehicles passing the site during a defined period and weighted to give effect to such factors as its proximity to other displays and the speed and viewing angle of approaching traffic) are determined by surveys that are verified by the Traffic Audit Bureau, an independent agency which is the outdoor advertising industry's equivalent of radio's Arbitron ratings and which audits approximately 175,000 outdoor advertising sites annually.

  Advertisers purchase outdoor advertising for a variety of reasons. In the case of restaurants, motels, service stations and similar roadside businesses, the message reaches potential customers close to the point of sale and provides ready directional information. For advertisers seeking to build product brand name awareness, outdoor advertising is attractive because of its constant repetition and comparatively low cost per thousand impressions.

  According to Competitive Media Reporting, an independent revenue reporting firm, the top ten categories of businesses ranked by outdoor advertising expenditures for 1998 were local services and amusements, hotels and resorts, retail establishments, miscellaneous merchandise (as of 1998 includes tobacco), restaurants, media and advertising, automotive: dealers and services, insurance and real estate, automotive: auto access and equipment, and financial.

Business Strategy

  Our strategy is to focus our operations on providing value-added outdoor advertising services to advertisers in medium-sized markets in which we are or could be the leading provider of such services. We believe that our focus on medium-sized markets allows us to achieve a dominant share of outdoor advertising revenues and display faces within those markets. We also believe that by educating current and potential customers on the effectiveness of the outdoor medium, we have a significant opportunity to gain a larger share of overall advertising expenditures. Our business strategy comprises the following elements:

  . Focus marketing efforts on local and regional advertisers in order to develop and maintain a diverse client base and to limit reliance on national advertising accounts. We believe that focusing on local and regional advertisers helps generate stable revenue growth and reduce our reliance on any single local economy or industry segment. In 1998, net revenues attributable to local and regional advertising accounted for 89.7% of total net revenues.

  . Take advantage of recent technological advances in computer and printing technology, which allow us to provide higher quality reproduction to our customers, thereby attracting new advertisers to the outdoor medium.

  . Raise potential customers' awareness of the reach, impact and value of outdoor advertising and convince customers to use outdoor advertising as an integral part of their advertising plan.

  . Continue to enhance sales, marketing and customer service capabilities. Our salespersons are paid pursuant to a performance-based compensation system and supervised by a local sales manager executing a coordinated marketing plan.

  . Increase revenues from existing display faces by developing programs that maximize advertising rates and optimize occupancy levels in each market. We also plan to continue to pursue new advertising categories, such as transit buses and passenger shelters, to further diversify our revenue base.

  . Expand operations within our markets through construction of new display faces and the upgrading of existing displays, placing an emphasis on painted bulletins, which generally command higher rates and longer contracts from advertisers.

  . Pursue strategic acquisitions of outdoor displays in existing and contiguous markets and capitalize on the efficiencies, economies of scale and significant opportunities for inter-market cross-selling that are associated with operating in proximate or contiguous geographic markets.

  We recognize, and closely monitor, the needs of our customers and seek to provide them with a quality advertising product at a lower cost than competitive media. We believe we have a reputation of providing excellent customer service and quality outdoor advertising space.

Markets

  Adams Outdoor operates in fourteen geographically diverse medium-sized markets that offer to local, regional and national advertisers significant areas of population to whom advertising may be targeted. In addition, we offer comprehensive outdoor advertising services, including local production facilities and local representation, in all of our markets except in Minneapolis.

  The following table sets forth information as of December 31, 1998 with respect to each of our markets, including the DMA (as defined herein) rank of that market and the number of each display type operated by us in that market:

                            DMA      Painted
Market                   Ranking(a) Bulletins 30-Sheet Posters 8-Sheet Posters Total
------                   ---------- --------- ---------------- --------------- -----
Peoria, IL..............    116          74          319              32         425
Jackson, MI(b)..........    --          128          433             --          561
Kalamazoo, MI...........     38         289          749             --        1,038
Lansing, MI(b)..........    107         312          482             --          794
Minneapolis, MN.........     13         112          --              --          112
Charlotte, NC...........     29         663          841              56       1,560
Lehigh Valley, PA(c)....    --          207          734             --          941
Northeast PA............     46         193          543             --          736
South Carolina(d).......    114         672        1,597             105       2,374
Norfolk, VA.............     39         160          583              29         772
Madison, WI.............     88          81          260             --          341
                                      -----        -----             ---       -----
   Total................              2,891        6,541             222       9,654
                                      =====        =====             ===       =====

--------
(a) Indicates the 1998 market rank of the designated market area ("DMA"), as determined by Nielson Media Research, within which the office is located. DMAs are ranked based on population, with the market having the largest population ranked first. DMA rank is the standard measure of market size used by the media industry.
(b) The Jackson, MI market is included in the Lansing, MI DMA ranking.
(c) The Lehigh Valley market is included in the Philadelphia DMA ranking. According to the U.S. Census Bureau, the Lehigh Valley market was the 86th largest metropolitan statistical area in the United States at December 31, 1990, the latest date for which such information is available.
(d)Consists of four markets: Charleston, Florence, Laurens and Orangeburg.

  The following tables set forth information with respect to the net revenues, operating income and operating margins for our displays in each of our markets for each of the past five years. Amounts presented for Northeast PA and South Carolina include results from their acquisition dates of November 8, 1996 and December 2, 1996, respectively, through December 31, 1998.

                                 Net Revenues

                                            Year Ended December 31,
                                    -------------------------------------------
Market                               1994     1995     1996     1997     1998
------                              -------  -------  -------  -------  -------
                                            (dollars in thousands)
Charlotte, NC...................... $ 8,646  $ 9,680  $10,499  $11,882  $12,932
Lansing/Jackson, MI(a).............   7,541    8,227    8,683    9,296   10,719
Lehigh Valley, PA..................   5,045    5,909    6,293    6,461    7,113
Kalamazoo, MI......................   4,976    5,535    5,628    6,460    7,094
Norfolk, VA........................   4,827    5,672    6,359    6,065    6,980
South Carolina(b)..................     --       --       329    4,837    6,119
Madison, WI........................   2,545    3,070    3,430    3,782    3,951
Minneapolis, MN....................   1,674    2,236    2,930    3,274    3,710
Peoria, IL.........................   2,397    2,562    2,836    3,016    3,266
Northeast PA.......................     --       --       273    2,212    2,685
                                    -------  -------  -------  -------  -------
   Total........................... $37,651  $42,891  $47,260  $57,285  $64,569
                                    =======  =======  =======  =======  =======


                               Operating Income
                                            Year Ended December 31,
                                    -------------------------------------------
Market                               1994     1995     1996     1997     1998
------                              -------  -------  -------  -------  -------
                                            (dollars in thousands)
Charlotte, NC...................... $ 2,701  $ 3,602  $ 4,251  $ 5,425  $ 6,322
Lansing/Jackson, MI(a).............   3,044    3,570    3,738    3,636    4,049
Lehigh Valley, PA..................   1,466    2,161    2,495    2,500    3,107
Kalamazoo, MI......................   1,967    2,440    2,409    2,646    3,141
Norfolk, VA........................   1,387    2,279    2,798    2,479    3,424
South Carolina(b)..................     --       --       (50)    (735)    (131)
Madison, WI........................     915    1,232    1,597    1,799    1,844
Minneapolis, MN....................     233      631      889    1,036    1,188
Peoria, IL.........................     851      863    1,110    1,329    1,494
Northeast PA.......................     --       --        (8)     166      379
Corporate..........................  (2,871)  (3,844)  (4,342)  (4,724)  (8,439)
                                    -------  -------  -------  -------  -------
   Total........................... $ 9,693  $12,934  $14,887  $15,557  $16,378
                                    =======  =======  =======  =======  =======


                               Operating Margin
                                            Year Ended December 31,
                                    -------------------------------------------
Market                               1994     1995     1996     1997     1998
------                              -------  -------  -------  -------  -------
Charlotte, NC......................    31.2%    37.2%    40.5%    45.7%    48.9%
Lansing/Jackson, MI(a).............    40.4     43.4     43.1     39.1     37.8
Lehigh Valley, PA..................    29.1     36.6     39.6     38.7     43.7
Kalamazoo, MI......................    39.5     44.1     42.8     41.0     44.3
Norfolk, VA........................    28.7     40.2     44.0     40.9     49.1
South Carolina(b)..................     --       --     (15.2)   (15.2)    (2.1)
Madison, WI........................    36.0     40.1     46.6     47.6     46.7
Minneapolis, MN....................    13.9     28.2     30.3     31.6     32.0
Peoria, IL.........................    35.3     33.7     39.1     44.1     45.7
Northeast PA.......................     --       --      (2.9)     7.5     14.1
                                    -------  -------  -------  -------  -------
   Total...........................    25.7%    30.2%    31.5%    27.2%    25.4%
                                    =======  =======  =======  =======  =======

--------
(a) Prior to 1997, Jackson and Lansing were consolidated as one market.
(b)Consists of four markets: Charleston, Florence, Laurens and Orangeburg.

Sales and Marketing

  The growth in our revenues and Operating Cash Flow is primarily a result of our focus on the use of sales and marketing staff to increase the productivity of our inventory of displays while maintaining strict controls on our expenses.

  Historically, outdoor advertising companies have derived a significant portion of their revenues from large national advertisers, such as tobacco companies, auto manufacturers and distributors of alcoholic beverages. As tobacco industry advertising purchases have declined in recent years, some outdoor advertising companies have recently shifted their marketing focus to local and regional advertisers to replace these lost revenues. Nonetheless, large national advertisers continue to account for a significant percentage of outdoor advertising industry revenues. Despite this fact, we believe that sales to local and regional advertisers lend stability to our revenue stream by diversifying our customer base. We emphasize sales to local and regional customers. In 1998, we generated approximately 89.7% of our net revenues from local and regional sales. We believe that our local and regional focus enables us to capitalize on the growing use of outdoor media by advertisers that historically have relied on other media in marketing their products and services, such as consumer product companies, professional service firms, health care providers and financial institutions.

  Our sales and marketing strategy has been successful largely due to the efforts of our team of general managers in our markets. These general managers have an average of over 15 years of experience in the outdoor advertising industry and are responsible for implementing our sales and marketing strategy. Each of our markets has a team of account executives that is supported locally by a creative department, which provides innovative marketing ideas, generates art work and designs billboard advertising for potential customers' advertising campaigns. In addition, each market has a business development staff, which makes available comprehensive information about local market research, customer needs and advertising opportunities. This allows us to assess the impact and potential reach for a potential target customer's display in a given market. The sales and marketing departments focus on increasing revenues through developing new marketing programs for customers, educating both current and potential customers on the effectiveness of the outdoor advertising product relative to other advertising media and integrating this medium into a customer's marketing plan. Our sales personnel are compensated primarily on a commission basis which maximizes their incentive to perform.

  The following table illustrates the diversity of our customers by setting forth the percentage of our gross revenues for 1998 attributable to each of the top ten advertising categories:

                           1998 Revenues by Category
                          (Percent of Gross Revenues)

                                                                         Total
                                                                         -----
   Tobacco.............................................................   12.0%*
   Restaurants.........................................................    9.1
   Automotive..........................................................    8.2
   Entertainment.......................................................    5.5
   Hotel/Motel.........................................................    4.5
   Grocery/Convenience Stores..........................................    4.1
   Telecommunications..................................................    3.5
   Financial institutions..............................................    3.3
   Radio/Television....................................................    2.9
   Hospital/Nursing....................................................    2.8
   All Others..........................................................   44.1
                                                                         -----
      Total............................................................  100.0%
                                                                         =====

  --------
  *Tobacco products represented 10.3% of net revenues (gross revenues net of agency commissions).

Local Market Operations

  In each of our primary markets, we maintain a complete outdoor advertising operation including a sales office, a construction and maintenance facility, an art department equipped with state-of-the-art computer technology, a real estate unit and support staff. We conduct our outdoor advertising operations through these local offices, which is consistent with senior management's belief that an organization with decentralized sales and operations is more responsive to local market demand and provides greater incentives to employees. At the same time, we maintain consolidated accounting and financial controls, which allow us to monitor closely the operating and financial performance of each market. Our general managers, who report directly to our chief executive officer, are responsible for the day-to-day operations of their offices and are compensated based on the financial performance of their respective markets. In general, these local managers oversee market development, production and local sales.

  Each local office is responsible for locating and ultimately obtaining sites for the displays in its market. Each office has a leasing department, which maintains an extensive data base containing information on local property ownership, lease contract terms, zoning ordinances and permit requirements. We own certain of the sites on which our displays are located and lease others. Site lease contracts vary in term but typically range from three to ten years with various termination and renewal provisions. As of and for the twelve months ended December 31, 1998, we had approximately 4,561 active site leases accounting for a total land lease expense of approximately $7.3 million, representing approximately 11.0% of net revenues.

  In each of our primary markets, we have construction and maintenance facilities, which facilitate the expeditious and economical construction and maintenance of displays and the painting and mounting of customers' advertisements. Typically, we use vinyl skins for bulletins. The vinyl skins are reusable, thereby reducing our production costs, and are easily transportable. Due to the geographic proximity of our markets and the transportability of vinyl skins, we can shift production among markets to use our available capacity more effectively. The local offices also maintain fully equipped art departments to assist local customers in the development and production of creative, effective advertisements.

Competition

  We compete in each of our markets with other outdoor advertisers as well as other media, including broadcast and cable television, radio, newspaper and direct mail marketers. In competing with other media, outdoor advertising relies on its low cost-per-thousand impressions and its ability to repetitively reach a broad segment of the population in a specific market or geographic area within that market. In most of our markets, we encounter direct competition from other major outdoor media companies, including Outdoor Systems, Inc. and Whiteco, among others, each of which has a large national network and resources significantly greater than ours. We believe that our focus on local and regional advertisers and our position as the leading provider of full service outdoor advertising in each of our primary markets enable us to compete effectively with other outdoor media operators, as well as other media, both within those markets and in each respective region. We also compete with other outdoor advertising companies for sites on which to build new structures.

Government Regulation

  The outdoor advertising industry is subject to governmental regulation at the federal, state and local level. Federal law, principally the Highway Beautification Act of 1965, encourages states, by the threat of withholding federal appropriations for the construction and improvement of highways within such states, to implement legislation to control outdoor advertising structures located within 660 feet of or visible from interstates and primary highways, except in commercial or industrial areas, and to force the removal at the owner's expense and without any compensation of any nonconforming structures on such highways. The Highway Beautification Act and the various state statutes implementing it require the payment of just compensation whenever governmental authorities require legally erected and maintained structures to be removed from federally-aided highways.

  States and local jurisdictions have, in some cases, passed additional regulation on the construction, repair, upgrading, height, size and location of outdoor advertising structures adjacent to federally-aided highways and other thoroughfares. Such regulations, often in the form of municipal building, sign or zoning ordinances, specify standards for the height, size and location of outdoor advertising structures. In the event non-conforming advertising structures are damaged, including damage caused by natural events, such as windstorms and hurricanes, we may not be able to repair the structures. In some cases, the construction of new or relocation of existing structures is prohibited. Some jurisdictions also have restricted the ability to enlarge or upgrade existing structures, such as converting from wood to steel or from non-illuminated to illuminated structures. From time to time, governmental authorities order the removal of structures by the exercise of eminent domain or through various regulatory actions or other litigation. In such cases, we seek compensation under appropriate procedures and thus far, we have been able to obtain satisfactory compensation for any of our structures removed at the direction of governmental authorities. However, compensation may not always be available in such circumstances. Some municipalities have attempted to regulate outdoor advertising by taxing revenues attributable to advertising structures, or by requiring the payment of annual permit fees based on factors such as the square footage of an outdoor advertising company's display faces, located in those municipalities. Other municipalities take into account lease payments received by lessors of property on which advertising structures are located in making property tax assessments. These taxes and fees can increase an outdoor advertising company's direct operating costs.

  Amortization legislation has also been adopted in some areas across the country, including Charlotte, NC, one of our markets. Amortization only permits the owner of an outdoor advertising structure to operate its structure as a non-conforming use for a specified period of time, after which it must remove or otherwise conform its structure to the applicable regulations at its own cost without any compensation. Some jurisdictions require the removal of certain structures without any compensation if there is a change in use of the premises (e.g., construction on previously unimproved land). Amortization and such other regulations requiring the removal of structures without compensation currently are subject to vigorous litigation in the state and federal courts, which have reached differing conclusions as to their constitutionality.

  On February 1, 1988, the city of Charlotte, NC, adopted a comprehensive sign ordinance prohibiting the construction of all new off-premises outdoor advertising signs except those built adjacent to interstate highways. The ordinance also mandated that all nonconforming signs either be brought into compliance or be removed by February 1, 1996 at the owner's expense without compensation. Assuming failure by the city to grant any variances, we could have been forced to remove approximately 135 structures at our expense without payment of compensation. In 1988, we filed a lawsuit in the Superior Court of Mecklenburg County, NC, challenging the constitutionality of the Charlotte sign ordinance. In 1998, we reached an agreement with the city of Charlotte, NC which provides that none of our boards will have to be removed until at least 2003.

  In other localities in which we operate, outdoor advertising is subject to restrictive and, in some cases, prohibitive zoning regulations. Management expects federal, state, and local regulations to continue to be a significant factor in the operation of our business.

  In recent years, there have been efforts to restrict billboard advertising of certain products, including tobacco and alcohol. Congress has passed no legislation at the federal level except legislation requiring health hazard warnings similar to those on cigarette packages and print advertisements.

  In November 1998, the major U.S. tobacco companies reached an out of court settlement with 46 states, the District of Columbia, the Commonwealth of Puerto Rico and four other U.S. territories. The remaining four states had already reached similar settlements with the tobacco companies. The agreement calls for the removal of tobacco advertising from out-of-home media, including billboards, along with signs and placards in arenas, stadiums, shopping malls and video game arcades by April 23, 1999. Additionally, the agreement provides that, at the settling states' option, the tobacco companies must, at their expense, substitute for tobacco advertising alternative advertising which discourages youth smoking. That alternative advertising must remain in place for the duration of the tobacco companies' out-of-home media advertising contracts which existed as of the date of the agreement.

  The elimination of tobacco advertising as called for by the agreement will cause a reduction in direct revenues from tobacco companies and may increase the available space on the existing inventory of billboards in the outdoor advertising industry. Although the extent of the future impact on operations is not known, we have been successful thus far in replacing tobacco advertising in our Minneapolis market, where all of our displays are painted bulletins, as part of a settlement reached prior to the agreement. However, we can give no assurance that the further cutbacks in tobacco advertising during 1999 will not have an adverse effect on operations for 1999 or beyond.

  To date regulations applicable in our markets have not materially affected our operations, and compliance with those regulations has not had a material impact on our costs. No assurance can be given, however, as to the effect of changes in those regulations or of new regulations that may be adopted in the future.

Legal Proceedings

  From time to time, we are involved in litigation in the ordinary course of business, including disputes involving advertising contracts, site leases, employment claims, construction matters, condemnation and amortization. We are also involved in routine administrative and judicial proceedings regarding permits and fees relating to outdoor advertising structures and compensation for condemnations. We are not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on us. See "Business--Government Regulation."

Employees

  As of December 31, 1998, we employed 334 persons, of whom approximately 117 were primarily engaged in sales and marketing, 157 were engaged in painting, posting, construction and maintenance of displays, and the balance were employed in financial, administrative and similar capacities. No employees are covered by a collective bargaining agreement except for five production shop workers in Peoria, IL covered by a collective bargaining agreement with the Brotherhood and Painters and Allied Trades that expires on December 31, 1999. Management considers its employee relations to be good.

Facilities

  Our corporate office is located in Atlanta, GA. In addition, we have an office and complete production and maintenance facilities in each of Charlotte, NC; Charleston, SC; Orangeburg, SC; Florence, SC; Laurens, SC; Kalamazoo, MI; Lansing, MI; Jackson, MI; Lehigh Valley, PA; Northeast PA; Madison, WI; Norfolk, VA; and Peoria, IL. Additionally, we have a sales office in Minneapolis, MN. The Peoria and Minneapolis facilities are leased, and all other facilities are owned. We consider our facilities to be well maintained and adequate for our current and reasonably anticipated future needs.

  We own approximately 146 parcels of real property that serve as the sites for our outdoor displays. We also have easements on approximately 48 parcels of real property on which we have outdoor displays. Additionally, our displays are located on sites leased or licensed by us, typically for three to ten years with renewal options.

                                  MANAGEMENT

  AOA Holding is a limited liability company whose affairs are governed by a Board of Governors. AOA Capital and Adams Outdoor Advertising, Inc. are wholly-owned subsidiaries of AOA Holding. Adams Outdoor Advertising, Inc. is the managing general partner of Adams Outdoor Advertising Limited Partnership. The governors of AOA Holding, who are also directors of AOA Capital and of Adams Outdoor Advertising, Inc., and the executive officers of AOA Holding, AOA Capital and Adams Outdoor Advertising, Inc. are as follows:

    Name                               Age Position
    ----                               --- --------
    Stephen Adams....................   61 Governor and Chairman

    J. Kevin Gleason.................   47 Chief Executive Officer, President,
                                           Director and Governor

    Abe Levine.......................   45 Chief Financial Officer, Vice
                                           President, Secretary and Treasurer

    George Pransky...................   58 Director and Governor

    David Frith-Smith................   54 Director and Governor

    Andris A. Baltins................   54 Director and Governor

  Stephen Adams has been Chairman of Adams Outdoor Advertising, Inc. since its founding in 1983 and of AOA Capital Corp. since 1999. Since the 1970's, Mr. Adams has served as chairman of privately owned banking, bottling, publishing, outdoor advertising, television and radio companies in which he held a controlling ownership interest. Mr. Adams is Chairman of the Board of Directors of Affinity Group, Inc., a membership-based marketing company.

  J. Kevin Gleason has served as the Chief Executive Officer of Adams Outdoor Advertising Limited Partnership and President of Adams Outdoor Advertising, Inc. since 1991 and as President of AOA Holding LLC and AOA Capital Corp. since 1999. Mr. Gleason has twenty years of experience in advertising, fourteen of which have been dedicated to the outdoor advertising industry. Mr. Gleason has been with Adams Outdoor Advertising, Inc. since 1987, serving as General Manager of various local markets and then as Executive Vice President at the corporate level. Prior to joining Adams Outdoor Advertising, Inc., Mr. Gleason served as General Manager of Naegele Outdoor Advertising ("Naegele") of Southern California from 1985 to 1987. Mr. Gleason also currently serves as a Vice-Chairman of the Outdoor Advertising Association of America.

  Abe Levine has served as Chief Financial Officer of Adams Outdoor Advertising Limited Partnership and as Vice President of Adams Outdoor Advertising, Inc. since 1991 and as Vice President and Treasurer of AOA Holding LLC and AOA Capital Corp. since 1999. From 1988 to 1991, Mr. Levine worked as Controller of Adams Outdoor Advertising of Atlanta, Inc. Mr. Levine was employed by Gulf + Western Industries, Inc. from 1979 through 1987 in various senior accounting and financial positions, and by KPMG Peat Marwick from 1975 through 1979 in various auditing positions.

  George Pransky, Ph.D. has been in private practice as co-director of Pransky and Associates in La Conner, Washington since 1988. He is a frequent consultant for government and private agencies and has been a contract faculty member for a number of educational institutions, including the University of Washington, the University of Oregon and Antioch College. Dr. Pransky has trained management groups in team building, stress elimination and management development for fifteen years.

  David Frith-Smith has served as managing partner of Biller, Frith-Smith & Archibald, Certified Public Accountants, since 1988. Mr. Frith-Smith was a principal in Maidy and Lederman, Certified Public Accountants, from 1980 to 1984, and with Maidy Biller Frith-Smith & Brenner, Certified Public Accountants, from 1984 to 1988. Mr. Frith-Smith is a director of various private and non-profit corporations.

  Andris A. Baltins has been a member of the law firm of Kaplan, Strangis and Kaplan, P.A. since 1979. He is a director of Polaris Industries Inc., a manufacturer of snowmobiles, all-terrain vehicles, personal watercraft and related products. Mr. Baltins is also a director of various private and non-profit corporations.

Other Significant Management Personnel

  The following table sets forth certain information with respect to other significant management personnel:

    Name                                   Age Position
    ----                                   --- --------
    Jon Kane..............................  33 General Manager--Lansing, MI
    Jim Balestino.........................  35 General Manager--Jackson, MI
    Mike Peters...........................  36 General Manager--Kalamazoo, MI
    John Hayes............................  44 General Manager--Lehigh Valley
                                               and Northeast PA
    Michelle Kullmann.....................  31 General Manager--Madison, WI
    Gardner King..........................  47 General Manager--Norfolk, VA
    Barry Asmann..........................  41 General Manager--Charlotte, NC
    Robert Lord...........................  40 General Manager--Peoria, IL
    Robert Graiziger......................  45 General Manager--Minneapolis,
                                               MN
    Jerry Heinz...........................  57 General Manager--South Carolina

  Jon Kane has been general manager of our Lansing, MI division since July 1997. Prior thereto, he was general manager of our Madison, WI division. He joined us in 1989 as an account executive in our Lehigh Valley, PA division. He also served as regional sales manager and poster sales manager for our Lehigh Valley division until his promotion to general manager of Madison.

  Jim Balestino has served as general manager of our Jackson, MI division since January 1999. He joined us in 1997 as the sales manager in our Florence, SC division. Mr. Balestino previously held the position of General Sales Manager with FKM Advertising in Youngstown, OH. In addition he served as the Regional Account Manager and Market Development Manager from 1992 until 1995. He began his career in 1988 as a Real Estate/Account Executive for Penn Advertising in Altoona, PA.

  Mike Peters has been general manager of our Kalamazoo, MI division since October 1996. He began his outdoor advertising career in 1985 as an account executive with Creative Displays in Lehigh Valley, PA. Mr. Peters stayed on as an account executive when Adams purchased Creative Displays and in 1989 was promoted to sales manager. He has 13 years of experience in the outdoor advertising industry.

  John Hayes has served as general manager of our Lehigh Valley, PA division from 1985 to 1991 and from 1994 to the present and has served as general manager of our Northeast PA market since its acquisition in 1996. He began his career in outdoor advertising in 1976 as an account executive with Creative Displays in the Lehigh Valley market, later becoming sales manager in 1979 and assistant manager in 1981. From 1991 to 1994, Mr. Hayes managed a paging business in the Lehigh Valley area.

  Michelle Kullmann has been general manager of our Madison, WI division since June 1997. Michelle first started with Adams in 1991 as an account executive. In 1993, she was promoted to sales manager of Madison and held that position until her most recent promotion to general manager.

  Gardner King has served as general manager of our Norfolk, VA division since January 1988. From 1980 through 1985, Mr. King was the founder and sole proprietor of an outdoor advertising company in Norfolk, VA, which he sold to Whiteco. After the expiration of his non-compete agreement with Whiteco, Mr. King joined us in 1988. Mr. King has 16 years of experience in the outdoor advertising industry.

  Barry Asmann has served as general manager of our Charlotte, NC division since January 1993 and prior thereto was sales manager in both our Charlotte, NC and Lehigh Valley, PA divisions. Mr. Asmann has 13 years of experience in the outdoor advertising industry, working in various markets throughout the country with us and Naegele.

  Robert Lord has served as general manager of our Peoria, IL division since December 1993. From February 1993 to December 1993, he served as the sales manager of our Charlotte division and from 1989 to January 1993 as the sales manager of our Peoria, IL division. Mr. Lord served as an account executive in our Peoria division from 1986 to 1989.

  Robert Graiziger has served as general manager of our Minneapolis, MN division since 1988, when he sold an outdoor advertising company that he founded and operated in Minneapolis to us. Mr. Graiziger has been involved in the outdoor advertising business in various capacities since 1978.

  Jerry Heinz has served as general manager of our South Carolina division since December 1996. He joined us from Burkhart Advertising, Inc. Mr. Heinz joined Burkhart Advertising, Inc. in 1969 as an account executive. During the next 27 years Mr. Heinz held the positions of sales manager, general manager and finally as President and CEO.

Executive Compensation

  The following table provides certain summary information concerning the compensation paid by us to our Chief Executive Officer and each of the two other executive officers for the years ended December 31, 1998, 1997, and 1996. All of the compensation was paid by Adams Outdoor Advertising Limited Partnership during these periods.

                          SUMMARY COMPENSATION TABLE

                                      Annual Compensation
                              -----------------------------------------
                                                             Other            All
   Name and Principal                                       Annual           Other
        Position         Year  Salary      Bonus(a)     Compensation(b) Compensation(c)
   ------------------    ---- --------    ----------    --------------- ---------------
Stephen Adams........... 1998 $200,000(e)
 Chairman(d)             1997  200,000(e)
                         1996  150,000(e)

J. Kevin Gleason........ 1998  443,000    $3,621,000(f)                     $35,000
 Chief Executive Officer 1997  436,000                                       34,750
                         1996  384,000                                       34,750

Abe Levine.............. 1998  180,000                                       18,923
 Chief Financial Officer 1997  186,000                                       19,750
                         1996  181,000       400,000                         19,154

--------
(a) All amounts represent accruals under deferred phantom stock agreements.
(b) Less than the lesser of (i) 10% of total annual salary and bonus and (ii) $50,000.
(c) Amounts for 1998, 1997, and 1996 include contributions to the accounts of Messrs. Gleason and Levine under our nonqualified retirement plan of $30,000 and $15,000, respectively. All other amounts represent our contributions to our 401(k) plan.
(d) We have an employment agreement with Mr. Adams providing for a salary of $220,000 per year (plus an annual cost of living increase) and the reimbursement of business expenses.
(e) Does not include reimbursement of company travel and entertainment expense advanced by Mr. Adams aggregating $105,298 in 1997 and $200,000 in 1996. Nothing was reimbursed to Mr. Adams in 1998.
(f) Mr. Gleason, our Chief Executive Officer, entered into a phantom stock agreement with us in 1998. Our prior phantom stock agreement with Mr. Gleason was terminated by mutual agreement in 1996 and we last incurred compensation expense with respect to that agreement in 1995. The $3.6 million accrual under Mr. Gleason's phantom stock agreement in 1998 ($2.7 million of which was paid in 1999) reflects, in addition to his 1998 performance, his performance in 1996 and 1997, when he was not a party to a phantom stock agreement. We do not expect the amounts accrued in 1998 to be indicative of future annual compensation expense incurred with respect to the phantom stock agreements.

Employment Agreement

  We entered into an employment agreement with Mr. Stephen Adams effective January 1, 1996. Under the employment agreement, Mr. Adams is employed as Chairman of Adams Outdoor Advertising, Inc. until December 31, 2001 at an initial base salary of $200,000 plus an annual cost of living increase. Mr. Adams' base salary in 1999 is $220,000, reflecting the cost of living increase from January 1, 1996.

Agreements with Management--Incentive Compensation under Phantom Stock
Agreements

  We have deferred phantom stock agreements with certain managers, including each general manager with respect to the performance of his or her respective division. The compensation is calculated using a multiple of the operating profit of the general manager's respective division for the fiscal year ending immediately prior to the determination date over the value of the division at the time of agreement. The agreements provide for three equal annual payments to the participants upon the determination date, which is defined as termination of employment, death, disability, sale of Adams Outdoor or the fifth anniversary of the execution of the agreement. We incurred deferred compensation expense related to the phantom stock agreements of $4.3 million, $901,000, and $1.5 million, for the years ended December 31, 1998, 1997, and 1996 respectively.

  As of December 31, 1998, we had accrued the following amounts of deferred compensation expense payable related to the phantom stock agreements:

   Name                                                                 Amount
   ----                                                               ----------
                                                                       (dollars
                                                                          in
                                                                      thousands)
   J. Kevin Gleason..................................................   $3,620
   Abe Levine........................................................      667
   Others............................................................    1,999
                                                                        ------
     Total...........................................................   $6,286

  If amounts accrued as of December 31, 1998 as deferred compensation payable related to the phantom stock agreements are paid as currently scheduled (assuming no executive terminations, deaths or disabilities), such payments will occur as follows:

   Name                             1999(a) 2000 2001 2002 2003 2004 2005 Total
   ----                             ------- ---- ---- ---- ---- ---- ---- ------
                                               (dollars in thousands)
   J. Kevin Gleason................ $2,696  $--  $--  $308 $308 $308 $--  $3,620
   Abe Levine......................    667   --   --   --   --   --   --     667
   Others..........................    745   695  170  169  107   83   30  1,999
                                    ------  ---- ---- ---- ---- ---- ---- ------
     Total......................... $4,108  $695 $170 $477 $415 $391 $ 30 $6,286
                                    ======  ==== ==== ==== ==== ==== ==== ======

  --------
  (a) Paid in 1999.

Agreements with Management--Incentive Compensation under Nonqualified Retirement Plan

  We also maintain a deferred compensation plan for each of Messrs. Gleason, Levine and each of the area general managers. Under such plan, we contribute $30,000 per year to the retirement account of Mr. Gleason and $15,000 per year to the account of each of the other participants. In addition, Messrs. Gleason and Levine deferred a substantial portion of their 1999, 1998 and 1997 compensation into a similar plan. As of December 31, 1998 the aggregate amount of deferred compensation payable under those nonqualified retirement plans was approximately $1.9 million.

401(k) Savings Plan

  Our employees also participate in a deferred savings and profit sharing plan qualified under Section 401(a) and 401(k) of the Internal Revenue Code. All employees over age 21 who have completed one year of service are eligible to participate in the 401(k) Plan. Eligible employees may contribute to the 401(k) Plan up to 10% of their salary subject to an annual maximum established under the Code, and we match these employee contributions at a rate of 50% up to the first 6% of the employee's salary. Employees may make additional voluntary contributions.

Governor and Director Compensation

  We pay each of our governors and directors who are not also our employees (Messrs. Pransky, Frith-Smith and Baltins) a fee of $4,500 per quarter. Each of these individuals also serves as a director of certain of our subsidiaries for which they are paid no additional compensation.

                          PRINCIPAL SECURITY HOLDERS

  All of the membership interests of AOA Holding are owned by Stephen Adams. AOA Holding owns all of the outstanding capital stock of AOA Capital and of Adams Outdoor Advertising, Inc. See "The Issuers." The table below sets forth the beneficial ownership of Adams Outdoor Advertising Limited Partnership as of June 30, 1999.

                                               General     Limited    Aggregate
                                             Partnership Partnership Partnership
Name                                          Interest    Interest    Interests
----                                         ----------- ----------- -----------
Adams Outdoor Advertising, Inc.(a)..........    0.01%        0.99%       1.00%
 1380 W. Paces Ferry Road, NW
 Suite 170, South Wing
 Atlanta, GA 30327

AOA Holding LLC.............................    0.70        68.30       69.00
 1380 W. Paces Ferry Road, NW
 Suite 170, South Wing
 Atlanta, GA 30327

ASSKM, L.P.(b)..............................     --         30.00       30.00
                                                ----        -----      ------
 2575 Vista Del Mar Drive
 Ventura, CA 93001

  Total.....................................    0.71%       99.29%     100.00%
                                                ====        =====      ======

--------
(a) Stephen Adams is the sole member of AOA Holding which holds 100% of the issued and outstanding shares of AOA Capital and of Adams Outdoor Advertising, Inc., the managing general partner of Adams Outdoor Advertising Limited Partnership, and, accordingly, may control the affairs of Adams Outdoor.
(b) The partnership interests in the Adams Family Partnership are beneficially owned by Stephen Adams and his four sons. The Adams Outdoor Advertising Limited Partnership partnership agreement provides that distributions (other than Permitted Tax Distributions) may not be made in respect of the limited partnership interest of the Adams Family Partnership until such time as the exchange notes have been paid in full.

                             CERTAIN TRANSACTIONS

  Stephen Adams, J. Kevin Gleason and Abe Levine own 46%, 12% and 12%, respectively, of HSP Graphics, a printing company headquartered in Canada. We pay the salary and expenses of the HSP salesmen who operate in the Atlanta, GA area and HSP reimburses us for those expenses in cash and services. At December 31, 1998, 1997 and 1996, we had accounts receivable of $114, $227,991 and $208,669, respectively, outstanding from HSP. We expensed $11,000, $84,000, and $54,000 for printing services provided during 1998, 1997, and 1996, respectively.

  Andris A. Baltins is a member of the law firm of Kaplan, Strangis and Kaplan, P.A., which provides legal services to us.

  During 1998, Adams Outdoor Advertising Limited Partnership loaned $100,000 to J. Kevin Gleason, our Chief Executive Officer. These funds were used as a down payment on a building leased to us. The loan, which accrued interest at 7.0% per annum, has subsequently been repaid.

  During 1998, Adams Outdoor Advertising Limited Partnership entered into a building lease with J. Kevin Gleason, our Chief Executive Officer. The lease term is for 10 years and has been classified as an operating lease. Rent expense of approximately $52,000 related to this transaction has been included in direct advertising expense during the year ended December 31, 1998. We have an option to purchase the building from Mr. Gleason at any time.

  Mr. Stephen Adams and AOA Holding are parties to a deficit capital contribution agreement under which Mr. Adams has agreed, in his capacity as a member of AOA Holding, to make a limited contribution to the capital of AOA Holding in an amount equal to amounts payable by AOA Holding to certain third parties, including holders of the Adams Outdoor Advertising Limited Partnership notes, as the result of its being a general partner of Adams Outdoor Advertising Limited Partnership. Payments under the agreement are intended to benefit only certain creditors of Adams Outdoor Advertising Limited Partnership and would not be available to holders of the notes.

  AOA Holding and AOA Capital are parties to a proceeds allocation and indemnity agreement by virtue of which the parties thereto acknowledge that all of the proceeds of the sale of the notes will be paid to AOA Holding, that AOA Holding will bear all costs and expenses attendant to the issuance of the notes and AOA Holding will indemnify AOA Capital against any claims or liabilities in respect thereof.

                      LIMITED LIABILITY COMPANY AGREEMENT

  AOA Holding is a limited liability company organized under the Minnesota Limited Liability Company Act and is governed by the Articles of Organization of AOA Holding LLC and the Operating Agreement of AOA Holding LLC that govern the rights and duties of its members. The LLC Agreements provide that the business and affairs of AOA Holding are to be managed by or under the direction of a Board of Governors (the "Board"). The governors are to be elected by the members, although the Board may fill a vacancy. Governors serve for an indefinite term until their successors are elected or qualified or until their death, resignation, disqualification or removal. The number of governors may be increased or decreased by the governors. Each governor is entitled to one vote. Any decisions to be made by the Board requires the approval of a majority of the governors voting. Stephen Adams owns 100% of the membership interests of AOA Holding, and controls the policies and operations of AOA Holding and of AOA Capital, Adams Outdoor Advertising, Inc. and Adams Outdoor Advertising Limited Partnership through AOA Holding. The LLC Agreements provide that AOA Holding shall have perpetual existence.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

Secured Credit Facility of Adams Outdoor Advertising Limited Partnership

  The secured credit facility of Adams Outdoor Advertising Limited Partnership is a senior secured facility consisting of a revolving line of credit, in the aggregate principal amount of $35 million. The aggregate available commitment under the secured credit facility is reduced incrementally on a quarterly basis. The secured credit facility matures on December 31, 2001 unless previously terminated.

  Borrowings under the secured credit facility bear interest at a rate equal to, at the option of Adams Outdoor Advertising Limited Partnership, either (i) the ABR (which is defined as the prime rate most recently announced by the agent under the secured credit facility), or (ii) the Eurodollar Base Rate, in each case plus an applicable margin determined by reference to the ratio of total debt to cash flow of Adams Outdoor Advertising Limited Partnership. Adams Outdoor Advertising Limited Partnership is required to pay a commitment fee of 0.5% per annum on the unused amount of this facility, payable quarterly.

  The obligations of Adams Outdoor Advertising Limited Partnership under the secured credit facility are secured by a first priority pledge of the stock of Adams Outdoor Advertising, Inc., a first priority pledge of the partnership interests in Adams Outdoor Advertising Limited Partnership and a first priority lien on all the assets of Adams Outdoor Advertising Limited Partnership, with the exception of certain real estate assets, which are subject to a negative pledge.

  The secured credit facility contains, among other things, covenants restricting the ability of Adams Outdoor Advertising Limited Partnership to dispose of assets, make distributions to its partners, create liens, make capital expenditures, make certain investments or acquisitions, enter into transactions with affiliates and otherwise restrict certain activities. The secured credit facility also contains the following financial covenants: maximum ratio of total debt to operating cash flow, minimum permitted interest coverage ratio and minimum permitted fixed charge coverage ratio.

  Events of default under the secured credit facility include those usual and customary for facilities of this type, including, among other things, default in the payment of principal or interest in respect of material amounts of indebtedness of Adams Outdoor Advertising Limited Partnership or its subsidiaries, any non-payment default on such indebtedness, a Change of Control (as defined in the secured credit facility), any material breach of the covenants or representations and warranties included in the secured credit facility and related documents, the institution of any bankruptcy proceedings, the failure of any security agreement related to the secured credit facility or lien granted thereunder to be valid and enforceable and the loss, without replacement using insurance proceeds, of a material number of outdoor advertising displays during any twelve month period. Upon the occurrence and continuance of an event of default under the secured credit facility, the lenders may terminate their commitments to lend and declare the then outstanding loans due and payable.

Unsecured Credit Facility of Adams Outdoor Advertising Limited Partnership

  The unsecured credit facility of Adams Outdoor Advertising Limited Partnership is an unsecured facility consisting of a revolving line of credit, originally in the aggregate principal amount of $3 million but increased in November 1998 to $8 million. The aggregate available commitment under the unsecured credit facility is reduced incrementally on a quarterly basis. The unsecured credit facility matures on December 31, 2001 unless previously terminated.

  Borrowings under the unsecured credit facility bear interest at a rate equal to, at the option of Adams Outdoor Advertising Limited Partnership, either (i) the ABR (which is defined as the prime rate most recently announced by the agent under the unsecured credit facility), or (ii) the Eurodollar Rate, in each case plus an applicable margin. Adams Outdoor Advertising Limited Partnership is required to pay a commitment fee of 0.75% per annum on the unused amount of this facility, payable quarterly.

  Other than the covenants and events of default relating to security interests, the unsecured credit facility contains the same covenants and events of default as are contained in the secured credit facility.

Notes of Adams Outdoor Advertising Limited Partnership

  In 1996, Adams Outdoor Advertising Limited Partnership issued a total of $105 million in aggregate principal amount of senior notes. In 1998, Adams Outdoor Advertising Limited Partnership purchased and cancelled $4 million in principal amount of these notes, leaving $101 million in principal amount outstanding. These notes bear interest at the rate of 10 3/4% per annum and mature on March 15, 2006. No sinking fund payments are required. These notes are unsecured obligations of Adams Outdoor Advertising Limited Partnership. The indenture governing these notes contains certain restrictive covenants including, but not limited to restricting the ability of Adams Outdoor Advertising Limited Partnership to incur additional indebtedness, pay dividends and make distributions, issue equity interests in subsidiaries, make certain investments, repurchase equity investments, create liens, enter into transactions with affiliates, enter into sale and leaseback transactions, merge or consolidate Adams Outdoor Advertising Limited Partnership or Adams Outdoor Advertising, Inc., and transfer and sell assets. The indenture limits indebtedness that can be outstanding under the secured credit facility to $35 million (plus interest, premium, fees and other obligations associated therewith). These notes may be redeemed by Adams Outdoor Advertising Limited Partnership beginning March 15, 2001 at a redemption price of 105.375% of principal plus accrued interest which decreases annually until it reaches 100% on and after March 15, 2004.

  After giving effect to the application of the net aggregate proceeds from this offering, Adams Outdoor Advertising Limited Partnership had the ability to make distributions to AOA Holding in the amount of $13.25 million as of June 30, 1999 under the terms of the indenture governing these notes.

                           DESCRIPTION OF THE NOTES

  You can find the definition of selected terms used in this description under the subheading "Certain Definitions" beginning on page 76.

  We issued the outstanding notes and will issue the exchange notes under an indenture, dated as of May 26, 1999, among the issuers and United States Trust Company of New York, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

  The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of these notes. A copy of the indenture may be obtained from the issuers by any holder or prospective investor upon request.

General Description of the Notes

  These notes:

  .  are general unsecured joint and several obligations of the issuers

  . are equal in right of payment to all existing and future unsubordinated indebtedness of the issuers

  . are senior in right of payment to all existing and future indebtedness of the issuers that by its terms is subordinated in right of payment to these notes

  .  are not guaranteed by any subsidiaries of the issuers

  . are effectively subordinated to all indebtedness and other liabilities (including trade payables) of the subsidiaries of AOA Holding other than AOA Capital because AOA Holding is a holding company and conducts it business through its subsidiaries

  . in the event of a default, will rank junior in right of payment to all existing and future indebtedness of the subsidiaries of AOA Holding, other than AOA Capital

  . because they are not secured by any collateral, are effectively subordinated to any secured indebtedness of the issuers to the extent of the value of the assets securing such indebtedness.

  AOA Holding is a holding company and conducts its business through subsidiaries. None of our subsidiaries will guarantee these notes. In the event of a bankruptcy, liquidation or reorganization of any of AOA Holding's subsidiaries other than AOA Capital, they will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us.


Principal, Maturity and Interest

  The notes will be limited in aggregate principal amount to $50.0 million. The notes will mature on June 1, 2006. The notes will bear interest at a rate of 10 3/8% per year from the date of original issuance until maturity. Interest is payable semi-annually in arrears on March 15 and September 15, commencing September 15, 1999, to holders of record of the notes at the close of business on the immediately preceding March 1 and September 1, respectively (whether or not a business day). The interest rate on the notes is subject to increase. Additional interest will be payable on the payment dates set forth above, in certain circumstances, if the notes (or other securities substantially similar to the notes) are not registered with the SEC and declared effective within certain prescribed time periods. See "Exchange Offer; Registration Rights."

Optional Redemption

  The issuers may redeem all or part of these notes at any time on or after June 1, 2003 at the following redemption prices (expressed as a percentage of principal amount), together, in each case, with accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on June 1 of each year listed below:

         Year                                         Percentage
         ----                                         ----------
         2003........................................  105.188%
         2004........................................  102.594%
         2005 and thereafter.........................  100.000%

  In the event that the issuers choose to redeem less than all of the notes, selection of the notes for redemption will be made by the trustee on a pro rata basis either by lot or by any method which the trustee deems fair and equitable. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder at its registered address. To the extent any note is redeemed in part only, the notice of redemption relating to such note must state the amount of principal then being redeemed. A new note, in principal amount equal to the unredeemed portion of the original note, will be issued in the name of the registered holder upon cancellation of the original note. After any redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption unless the issuers fail to pay the redemption price.

  During the nine-month period beginning on April 15, 2001, the issuers may redeem all, but not less than all, of the notes at a redemption price of 100% of the aggregate principal amount of the notes, plus accrued and unpaid interest to the redemption date, provided the Subsidiary Issuers are concurrently redeeming the Existing Subsidiary Notes.

Certain Covenants

  The indenture will contain, among others, the following covenants.

 Limitation on Additional Indebtedness

  AOA Holding will not, and will not permit any of its Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) other than Permitted Indebtedness; provided, however, that AOA Holding and its Subsidiaries may incur Indebtedness (including Acquired Indebtedness) and interest, premium, fees and other obligations associated with the Indebtedness if

    (1) (a) after giving effect to the incurrence of Indebtedness by Adams Outdoor Advertising Limited Partnership or any of its Subsidiaries, and the receipt and application of the proceeds of such Indebtedness, the ratio of their total Indebtedness to Adams Outdoor Advertising Limited Partnership's EBITDA, as determined on a pro forma basis for the most recently ended four full fiscal quarters of Adams Outdoor Advertising Limited Partnership for which financial statements are available on the determination date, is less than

      . 5.25 to 1 if the Indebtedness is incurred prior to March 15, 2001 and

      . 5.0 to 1 if the Indebtedness is incurred on or after March 15, 2001; and

       (b) after giving effect to the incurrence of Indebtedness by AOA Holding or any of its Subsidiaries, and the receipt and application of the proceeds of such Indebtedness, the ratio of their total Indebtedness to AOA Holding's EBITDA, as determined above, is less than

      . 6.25 to 1 if the Indebtedness is incurred prior to March 15, 2001 and

      . 6.0 to 1 if the Indebtedness is incurred on or after March 15, 2001;

provided, however, that if the Indebtedness which is the subject of a determination under this provision is Acquired Indebtedness, or Indebtedness incurred in connection with the simultaneous acquisition of any Person, business, property or assets, then such ratio will be determined by giving effect to (on a pro forma basis, as if the transaction had occurred at the beginning of the four-quarter period) both the incurrence or assumption of such Acquired Indebtedness or such other Indebtedness by AOA Holding or Adams Outdoor Advertising Limited Partnership, as the case may be, and the inclusion in AOA Holding's EBITDA or Adams Outdoor Advertising Limited Partnership's EBITDA, as the case may be, of the EBITDA of the acquired Person, business, property or assets and

    (2) no Default or Event of Default has occurred and is continuing at the time or as a consequence of the incurrence of such Indebtedness.

  AOA Holding will not, directly or indirectly, incur any Indebtedness unless it is both (1) subordinated in right of payment to any other Indebtedness of AOA Holding and (2) subordinated in right of payment to the notes; provided, however, that no Indebtedness of AOA Holding will be deemed to be subordinated to any other Indebtedness of AOA Holding solely because such other Indebtedness is secured.

 Limitation on Additional Indebtedness of the Issuers

  The issuers will not incur any Indebtedness which is senior to or pari passu with the notes other than Permitted Indebtedness.

 Limitation on Indebtedness of Certain Subsidiaries

  AOA Holding will not permit any Subsidiary of Adams Outdoor Advertising Limited Partnership to incur any Indebtedness except Permitted Indebtedness or Acquired Indebtedness; provided, however, that such Acquired Indebtedness was not incurred in connection with, or in anticipation of, such Person becoming a Subsidiary.

 Limitation on Restricted Payments

  AOA Holding will not make, and will not permit any of its Subsidiaries to, directly or indirectly, make, any Restricted Payment prior to January 15, 2002, except cash payments in respect of Phantom Compensation so long as subparagraphs (1), (2) and (3) below are satisfied. Thereafter, AOA Holding will not make, and will not permit any of its Subsidiaries to, directly or indirectly, make, any Restricted Payment unless:

    (1) no Default or Event of Default has occurred and is continuing at the time of or immediately after giving effect to such Restricted Payment;

    (2) immediately after giving pro forma effect to such Restricted Payment, AOA Holding (or, in the case of Phantom Compensation, Adams Outdoor Advertising Limited Partnership) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under "Limitation on Additional Indebtedness"; and

    (3) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date through and including the date of such Restricted Payment (the "Base Period") does not exceed the sum of

      (a) (i) in the case of Phantom Compensation, 50% of AOA Holding's Consolidated Net Income before reduction for interest expense with respect to the notes (or in the event such Consolidated Net Income before reduction for interest expense with respect to the notes shall be a deficit, minus 100% of such deficit) during the Base Period, or
    (ii) in the case of other Restricted Payments, 50% of AOA Holding's Consolidated Net Income (or in the event such Consolidated Net Income shall be a deficit, minus 100% of such deficit) during the Base Period and

      (b) 100% of the aggregate Net Proceeds, including the fair market value (as defined) of securities or other property received by AOA Holding from the issue or sale, during the Base Period, of Equity Interests (other than Disqualified Equity Interests or Equity Interests of AOA Holding issued to any Subsidiary of AOA Holding) of AOA Holding or any Indebtedness or other securities of AOA Holding convertible into or exercisable or exchangeable for Equity Interests (other than Disqualified Equity Interests) of AOA Holding which have been so converted or exercised or exchanged, as the case may be. For purposes of determining under this clause (3) the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

  The provisions of this covenant do not prohibit

    (a) the payment of any distribution permitted under the indenture within 60 days after the date of declaration of a distribution, if at such date of declaration the payment would comply with the provisions of the indenture and all such payments will constitute "Permitted Indebtedness";

    (b) the retirement of any Equity Interests of AOA Holding or subordinated Indebtedness of AOA Holding by conversion into, or by or in exchange for, Equity Interests (other than Disqualified Equity Interests), or out of, the Net Proceeds of the substantially concurrent sale, other than to a Subsidiary of AOA Holding, of other shares of Equity Interests of AOA Holding, other than Disqualified Equity Interests;

    (c) the redemption or retirement of Indebtedness of AOA Holding subordinated to the notes in exchange for, by conversion into, or out of the Net Proceeds of, a substantially concurrent sale or incurrence of Indebtedness, other than any Indebtedness owed to a Subsidiary, of AOA Holding that is contractually subordinated in right of payment to the notes to at least the same extent as the subordinated Indebtedness being redeemed or retired;

    (d) the retirement of any shares of Disqualified Equity Interests by conversion into, or by exchange for, shares of Disqualified Equity Interests, or out of the Net Proceeds of the substantially concurrent sale, other than to a Subsidiary of AOA Holding, of other shares of Disqualified Equity Interests; or

    (e) Prior Accrued Bonus Payments, provided, however, that the aggregate amount of all such payments made after the Issue Date does not exceed $500,000;

provided, however, that in the case of the immediately preceding clauses (b),
(c) and (e), no Default or Event of Default shall have occurred and be continuing at the time of such Restricted Payment or would occur as a result of such Restricted Payment.

  The indenture provides that all amounts expended in reliance on clauses (a) and (b) of the immediately preceding paragraph are to be included in the calculation of the aggregate amount of Restricted Payments made subsequent to the Issue Date for purposes of subparagraph (3) above.

  For purposes of calculating the net proceeds received by AOA Holding from the issuance or sale of its Equity Interests either upon the conversion of, or exchange for, Indebtedness of AOA Holding or any Subsidiary, such amount will be deemed to be an amount equal to the difference of

  (1) the sum of

    (a) the principal amount or accreted value (whichever is less) of such Indebtedness on the date of such conversion or exchange and

    (b) the additional cash consideration, if any, received by AOA Holding upon such conversion or exchange, less any payment on account of fractional shares, minus

  (2) all expenses incurred in connection with such issuance or sale.

  In addition, for purposes of calculating the net proceeds received by AOA Holding from the issuance or sale of its Equity Interests upon the exercise of any options or warrants of AOA Holding, such amount will be deemed to be an amount equal to the difference of

    (1) the additional cash consideration, if any, received by AOA Holding upon such exercise, minus

    (2) all expenses incurred in connection with such issuance or sale.

  Not later than the date of making any Restricted Payment, AOA Holding will deliver to the trustee an officers' certificate stating that the Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon AOA Holding's latest available financial statements, and that no Default or Event of Default exists and is continuing and no Default or Event of Default will occur immediately after giving effect to such Restricted Payment.

 Limitation on Subsidiaries and Unrestricted Subsidiaries

  Adams Outdoor Advertising Limited Partnership or any of its Subsidiaries may designate any Subsidiary of Adams Outdoor Advertising Limited Partnership (including a newly acquired or a newly formed Subsidiary of Adams Outdoor Advertising Limited Partnership) to be an Unrestricted Subsidiary. For purposes of the covenant described under "Limitation on Restricted Payments" above,

    (1) an "Investment" is deemed to have been made at the time any Subsidiary of Adams Outdoor Advertising Limited Partnership is designated as an Unrestricted Subsidiary in an amount (proportionate to AOA Holding's or Adams Outdoor Advertising Limited Partnership's, as the case may be, percentage Equity Interest in such Subsidiary) equal to the net worth of such Subsidiary at the time it is designated as an Unrestricted Subsidiary;

    (2) at any date the aggregate of all Restricted Payments made as Investments since the Issue Date shall exclude and be reduced by an amount (proportionate to AOA Holding's or Adams Outdoor Advertising Limited Partnership's, as the case may be, percentage Equity Interest in such Subsidiary) equal to the net worth of any Unrestricted Subsidiary at the time it is designated a Subsidiary of Adams Outdoor Advertising Limited Partnership, not to exceed, in the case of any such redesignation of an Unrestricted Subsidiary as a Subsidiary of Adams Outdoor Advertising Limited Partnership, the amount of Investments previously made by Adams Outdoor Advertising Limited Partnership and its Subsidiaries in such Unrestricted Subsidiary; and

    (3) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

  For purposes of determining "net worth" under clauses (1) and (2) above the calculation will be based on the fair market value of the assets of such Subsidiary as of the date of its designation as an Unrestricted Subsidiary.

  Notwithstanding the foregoing, the Board of Directors of Adams Outdoor Advertising Limited Partnership or any of its Subsidiaries may not designate any Subsidiary of Adams Outdoor Advertising Limited Partnership to be an Unrestricted Subsidiary if, after such designation,

    (1) AOA Holding or any Subsidiary of AOA Holding

      (a) provides credit support for, or a guarantee of, any Indebtedness of such Subsidiary, including any undertaking, agreement or instrument evidencing such Indebtedness or

      (b) is directly or indirectly liable for any Indebtedness of such Subsidiary,

    (2) a default with respect to any Indebtedness of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of AOA Holding or any Subsidiary of AOA

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  Holding to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity or

    (3) such Subsidiary owns any Equity Interests in, or owns or holds any Lien on any property of, any Subsidiary which is not a Subsidiary of the Subsidiary to be so designated.

 Limitations on Investments

  AOA Holding will not and will not permit any of its Subsidiaries to make any Investment other than (1) a Permitted Investment or (2) an Investment by Adams Outdoor Advertising Limited Partnership or any of its Subsidiaries that is made as a restricted payment in compliance with the covenant described under "Limitation on Restricted Payments."


 Limitations on Liens

  Other than Permitted Liens, AOA Holding will not, and will not permit any of its Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind upon any property or asset of AOA Holding or any Subsidiary whether owned on the Issue Date or later acquired or on any shares of stock or debt of any Subsidiary which owns property or assets, now owned or later acquired or on any income or profits therefrom, or assign or otherwise convey any right to receive income or profits thereon.

 Limitation on Transactions with Affiliates

  AOA Holding will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions with any Affiliate of AOA Holding, including entities in which AOA Holding or any of its Subsidiaries own a minority interest, or holder of 10% or more of an Issuer's Equity Interests (each such transaction, an "Affiliate Transaction") or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless

    (1) such Affiliate Transaction is solely between or among AOA Holding and its Wholly-Owned Subsidiaries;

    (2) such Affiliate Transaction is solely between or among Wholly-Owned Subsidiaries of AOA Holding;

    (3) such Affiliate Transaction is for reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of AOA Holding or any Subsidiary thereof as determined in good faith by the Board of Directors or senior management of AOA Holding or of such Subsidiary, as the case may be; or

    (4) the terms of such Affiliate Transaction are fair and reasonable to AOA Holding or such Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by AOA Holding or such Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties.

In any Affiliate Transaction involving an amount or having a value in excess of $250,000 in any one year which is not permitted under clause (1) or (2) above, AOA Holding or such Subsidiary, as the case may be, must obtain a resolution of its Board of Directors certifying that such Affiliate Transaction complies with clause (4) above. In transactions with a value in excess of $2.5 million which are not permitted under clause (1) or (2) above, AOA Holding or such Subsidiary, as the case may be, must obtain a written opinion as to the fairness of such a transaction, from a financial point of view, from an Independent Financial Advisor.

  The limitations set forth in the preceding paragraphs will not apply to

    (1) the payment of reasonable annual compensation to directors or executive officers of the issuers;


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

    (2) payments to Stephen Adams pursuant to the employment agreement by and between Adams Outdoor Advertising, Inc. and Stephen Adams as in effect on the Issue Date and

    (3) Restricted Payments made in compliance with the covenant described under "Limitation on Restricted Payments."

 Limitation on Certain Asset Sales

  AOA Holding will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless:

    (1) AOA Holding or such Subsidiary, as the case may be, receives consideration at the time of the asset sale or other disposition at least equal to the fair market value of the equity interests, property or assets constituting the asset sale, as determined for Asset Sales other than eminent domain, condemnation or similar governmental proceedings in good faith by its Board of Directors; and

    (2) either

      (a) not less than 85% of the consideration received by AOA Holding or the Subsidiary, as the case may be, from such Asset Sale is in the form of cash or cash equivalents, those equivalents allowed under "Temporary Cash Investments" or

      (b) after giving effect to such Asset Sale, AOA Holding and its Subsidiaries hold in the aggregate no more than $2.5 million of Asset Sale Proceeds that are in a form other than cash or cash equivalents; and

    (3) the Asset Sale Proceeds received by AOA Holding or such Subsidiary are applied, to the extent elected by AOA Holding,

      (a) to repay and permanently reduce outstanding Permitted Secured Indebtedness, Existing Subsidiary Notes and/or Refinancing Indebtedness incurred to refinance the Existing Subsidiary Notes and to permanently reduce the commitments in respect thereof; provided, however, that such repayment and commitment reduction occurs within 270 days following the receipt of the asset sale proceeds from any asset sale or

      (b) to an investment in assets (including Equity Interests or other securities purchased in connection with the acquisition of Equity Interests or property of another person) used or useful in businesses similar or ancillary to the business of AOA Holding or such Subsidiary as conducted at the time of such Asset Sale; provided, however, that the investment occurs or AOA Holding or such Subsidiary enters into contractual commitments to make the investment, subject only to customary conditions, other than the obtaining of financing, on or prior to the 180th day following receipt of the Asset Sale Proceeds on this "reinvestment date" and Asset Sale Proceeds contractually committed are so applied within 270 days following the receipt of such Asset Sale Proceeds.

  Any Asset Sale Proceeds that are not applied as permitted by clause (3) of the preceding sentence shall constitute "Excess Proceeds." If at any time the aggregate amount of available asset sale proceeds exceeds $3 million, the issuers shall offer to purchase from all holders the maximum principal amount of notes that may be purchased with such Excess Proceeds at a purchase price in cash equal to 100% of the principal amount thereof plus accrued interest, if any, to the date of the purchase. To the extent that the aggregate amount of notes tendered pursuant to any excess proceeds offer is less than the amount of the Excess Proceeds, AOA Holding may use such portion of the Excess Proceeds that is not used to purchase notes so tendered for general corporate purposes. If the aggregate principal amount of notes tendered pursuant to any excess proceeds offer is more than the amount of the Excess Proceeds, the notes tendered will be repurchased on a pro rata basis or by such other method as the trustee shall deem fair and appropriate. Upon the closing of any repurchase of notes tendered pursuant to an excess proceeds offer, the amount of Excess Proceeds shall be deemed to be zero.

  If the issuers are required to make an excess proceeds offer, the issuers will mail, within 30 days following the reinvestment date, a notice to the holders of the notes stating, among other things:

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

    (1) that such holders have the right to require the issuers to apply the Excess Proceeds to repurchase such notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase;

    (2) the purchase date, which shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed;

    (3) the instructions, determined by the issuers, that each holder must follow in order to have such notes repurchased; and

    (4) the calculations used in determining the amount of available asset sale proceeds to be applied to the repurchase of such notes.

  In the event of the transfer of substantially all, but not all, of the assets of AOA Holding or any Subsidiary of AOA Holding or substantially all, but not all, of the assets of any division or line of business of AOA Holding or any Subsidiary of AOA Holding as an entirety to a Person in a transaction permitted under "--Mergers, Consolidations and Sales of Assets," the successor corporation shall be deemed to have sold the assets of AOA Holding, the Subsidiary or the division or line of business, as the case may be, not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such assets of AOA Holding, the Subsidiary or the division or line of business, as the case may be, deemed to be sold shall be deemed to be Asset Sale Proceeds for purposes of this covenant.

  Any excess proceeds offer will be made in substantially the same manner as a Change of Control Offer discussed below. AOA Holding will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable to an Excess Proceeds Offer.

 Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

  AOA Holding will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any of its Subsidiaries to

    (1) pay dividends or make any other distributions to AOA Holding or any Subsidiary on its Equity Interests,

    (2) pay any Indebtedness owed to AOA Holding or any Subsidiary,

    (3) make loans or advances to AOA Holding or any of its Subsidiaries or

    (4) transfer any of its properties or assets to AOA Holding or any of its Subsidiaries,

  except, in each case, for such encumbrances or restrictions existing under or contemplated by or by reason of

      (a) the notes or the indenture for the notes,

      (b) any restrictions existing under or contemplated by agreements in effect on the Issue Date, including, without limitation, restrictions under the Credit Facility as in effect on the Issue Date and comparable provisions in the agreements evidencing any other Permitted Secured Indebtedness, the Existing Subsidiary Notes and the related indenture,

      (c) any restrictions, with respect to a Subsidiary of AOA Holding that is not a Subsidiary of AOA Holding on the Issue Date, in existence at the time such Person becomes a Subsidiary of AOA Holding (but not created in contemplation of such Person becoming a Subsidiary of AOA Holding and which encumbrance or restriction is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired) and

      (d) any restrictions existing under any agreement that refinances or replaces an agreement containing a restriction permitted by clause (a),
    (b) or (c) above; provided, however, that the terms and conditions of any such restrictions are not materially less favorable in the aggregate to the holders of the notes than those under the agreement being replaced or the agreement evidencing the Indebtedness being refinanced or replaced.

 Limitation on Equity Interests of Subsidiaries

  AOA Holding will at all times directly or indirectly own 100% of the Equity Interests of its Subsidiaries other than limited partnership interests in Adams Outdoor Advertising Limited Partnership held by ASSKM, L.P., a California limited partnership, which interests may not exceed 30.0% of the total outstanding Equity Interest of Adams Outdoor Advertising Limited Partnership. AOA Holding will not

    (1) sell, pledge, hypothecate or otherwise convey or dispose of any Equity Interests of a Subsidiary, other than pursuant to an agreement evidencing Permitted Secured Indebtedness, Refinancing Indebtedness incurred to refinance the Existing Subsidiary Notes or a successor facility or to AOA Holding or a Wholly-Owned Subsidiary of AOA Holding or

    (2) permit any of its Subsidiaries to issue any Equity Interests, other than to AOA Holding or a Subsidiary of AOA Holding.

  These restrictions will not apply to an Asset Sale made in compliance with the "Limitation on Certain Asset Sales" covenant or the issuance of Preferred Equity Interests in compliance with the "Limitation on Additional
Indebtedness" covenant.

 Limitation on Creation of Subsidiaries

  AOA Holding will not create or acquire, and will not permit any of its Subsidiaries to create or acquire, any Subsidiary other than

    (1) a Wholly-Owned Subsidiary existing as of the Issue Date;

    (2) a Wholly-Owned Subsidiary that is acquired or created after the date of the indenture for the notes; or

    (3) an Unrestricted Subsidiary.

 Limitation on Sale and Lease-Back Transactions

  AOA Holding will not, and will not permit any of its Subsidiaries to, enter into any Sale and Lease-Back Transaction unless

    (1) the consideration received is at least equal to the fair market value of the property sold and

    (2) immediately prior to and after giving effect to the Attributable Indebtedness in respect of such a transaction, AOA Holding could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Additional Indebtedness" covenant.

 Limitation of Guarantees by Subsidiaries

  AOA Holding will not permit any of its Subsidiaries, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of AOA Holding, unless, in any such case

    (1) such Subsidiary executes and delivers a supplemental indenture that provides a guarantee of payment of the notes by such Subsidiary (the "Guarantee") and

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

    (2) if any such assumption, guarantee or other liability of such Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the notes, the guarantee or other instrument provided by such Subsidiary in respect of such subordinated Indebtedness must be subordinated to the Guarantee substantially to the same extent as such Indebtedness is subordinated to the notes.

  Notwithstanding the foregoing, any such guarantee by a Subsidiary of the notes shall provide by its terms that it will be automatically and unconditionally released and discharged, without any further action required on the part of the trustee or any holder, upon

    (1) the unconditional release of such Subsidiary from its liability in respect of the Indebtedness in connection with which such guarantee was executed and delivered pursuant to the preceding paragraph or

    (2) any sale or other disposition by merger or otherwise, to any Person which is not a Subsidiary of AOA Holding of all of AOA Holding's Equity Interests in, or all or substantially all of the assets of, such Subsidiary; provided that

      (a) such sale or disposition of such Equity Interests or assets is otherwise in compliance with the terms of the indenture and

      (b) such assumption, guarantee or other liability of such Subsidiary has been released by the holders of the other Indebtedness so guaranteed.

 Payments for Consent

  Neither of the issuers nor any of their Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or agreed to be paid to all holders of the notes which so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

 Line of Business

  AOA Holding will not, and will not permit any of its Subsidiaries to, engage in any business other than the owning, operating or managing of outdoor advertising businesses or out-of-home media businesses and related or ancillary activities.

Change of Control Offer

  Within 30 days of the occurrence of a Change of Control, the issuers will be obligated to make an offer to purchase the outstanding notes at a purchase price equal to 101% of the principal amount of the outstanding notes plus any accrued and unpaid interest on the outstanding notes to the change of control payment date in accordance with the procedures set forth in this covenant.

  Within 30 days of the occurrence of a Change of Control, the issuers also will send

    (1) a notice of the change of control offer at least once to the Dow Jones News Service or similar business news service in the United States and

    (2) by first-class mail, postage prepaid, to the trustee and to each holder of the notes, at the address appearing in the register maintained by the registrar of the notes, a notice stating:

      (a) that the change of control offer is being made pursuant to this covenant and that all notes tendered will be accepted for payment, and otherwise subject to the terms and conditions set forth in this prospectus;


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

      (b) the change of control purchase price and the change of control purchase date, which shall be a business day no earlier than 20 business days from the date notice is mailed;

      (c) that any note not tendered will continue to accrue interest;

      (d) that, unless the issuers default in the payment of the change of control purchase price, any notes accepted for payment pursuant to the change of control offer shall cease to accrue interest after the change of control payment date;

      (e) that holders accepting the offer to have their notes purchased pursuant to a change of control offer will be required to surrender the notes to the paying agent at the address specified in the notice prior to the close of business on the business day preceding the change of control payment date;

      (f) that holders will be entitled to withdraw their acceptance if the paying agent receives, not later than the close of business on the third business day preceding the change of control payment date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the notes delivered for purchase, and a statement that such holder is withdrawing his election to have the notes purchased;

      (g) that holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, provided that each note purchased and each new note issued shall be in an original principal amount in denominations of $1,000 and integral multiples of $1,000;

      (h) any other procedures that a holder must follow to accept a change of control offer or effect withdrawal of such acceptance; and

      (i) the name and address of the paying agent.

  On the change of control payment date, the issuers will, to the extent lawful,

    (1) accept for payment all notes or portions of notes or beneficial interests under a Global Note tendered pursuant to the change of control offer,

    (2) deposit with the paying agent money sufficient to pay the purchase price of all notes or portions of the notes or beneficial interests tendered and

    (3) deliver or cause to be delivered to the trustee notes so accepted together with an officers' certificate stating the notes or portions of the notes tendered to the issuers.

  The paying agent shall promptly mail to each holder of accepted notes and cause to be credited to the respective accounts of the holders under a Global Note of accepted beneficial interests payment in an amount equal to the change of control purchase price for such notes. The issuers will then execute, issue and mail to such holder, a new note, properly authenticated by the trustee, equal in principal amount to any unpurchased portion of the surrendered notes and will issue a new Global Note equal in principal amount to any unpurchased portion of surrendered beneficial interests; provided, however, that each new note will be issued in an original principal amount in denominations of $1,000 and integral multiples of $1,000.

  The indenture requires that if the Credit Facility is in effect, or any Existing Subsidiary Notes are outstanding, or any other Permitted Secured Indebtedness or Refinancing Indebtedness incurred to refinance the Existing Subsidiary Notes, to the extent such Refinancing Indebtedness contains provisions requiring repayment or an offer to repay upon such Change of Control or prohibiting or limiting the repurchase of the notes as described above, is outstanding, then at the time of the occurrence of a Change of Control, prior to the mailing of the notice to holders described in the preceding paragraphs, but in any event within 30 days following any Change of Control, AOA Holding covenants to

    (1) repay in full all obligations and terminate all commitments under such Permitted Secured Indebtedness, Existing Subsidiary Notes and/or Refinancing Indebtedness or offer to repay in full all

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

  obligations and terminate all commitments under such Permitted Secured Indebtedness, Existing Subsidiary Notes and/or Refinancing Indebtedness of each lender or holder who has accepted such offer or

    (2) obtain the requisite consent under such Permitted Secured
  Indebtedness to permit the repurchase of the notes as described above.

  AOA Holding must first comply with the covenant described in the preceding paragraph before it is required to purchase notes in the event of a Change of Control; provided, however, that AOA Holding's failure to comply with that covenant constitutes an Event of Default described in clause (3) under "Events of Default" below. As a result, a holder of the notes may not be able to compel the issuers to purchase the notes unless AOA Holding is able at the time to refinance all of the Credit Facility or obtain requisite consents under the Credit Facility. Failure by the issuers to make a change of control offer when required by the indenture constitutes an Event of Default under the indenture.

  The indenture requires that,

    (1) if AOA Holding or any Subsidiary of AOA Holding has issued any outstanding (a) Indebtedness that is subordinated in right of payment to the notes or (b) Preferred Equity Interests, and AOA Holding or such Subsidiary is required to make a change of control offer or to make a distribution with respect to such subordinated Indebtedness or Preferred Equity Interests in the event of a change of control, AOA Holding and such Subsidiary shall not consummate the offer or distribution with respect to the subordinated Indebtedness or Preferred Equity Interests until the issuers have paid the change of control purchase price in full to the holders of notes that have accepted the issuers' change of control offer and shall otherwise have consummated the change of control offer made to holders of the notes and

    (2) AOA Holding will not issue Indebtedness that is subordinated in right of payment to the notes or Preferred Equity Interests with change of control provisions requiring the payment of such Indebtedness or Preferred Equity Interests prior to the payment of the notes in the event of a change in control under the indenture.

  In the event that a change of control occurs and the holders of notes exercise their right to require the issuers to purchase notes, if such purchase constitutes a "tender offer" for purposes of Rule l4e-1 under the Exchange Act at that time, the issuers will comply with the requirements of Rule 14e-1 as then in effect with respect to such repurchase.

  The issuers' ability to purchase the notes will be limited by AOA Holding's then available financial resources and, if such financial resources are insufficient, their ability to arrange financing to effect the purchases. There can be no assurance that the issuers will have sufficient funds to repurchase the notes upon a change of control or that the issuers will be able to arrange financing for such purpose.

Release from Liability

  The indenture provides that the notes are being issued solely by the issuers, and none of the issuers' respective members, managers, directors, officers, partners, stockholders (other than AOA Holding), employees or affiliates will be an obligor under the notes, and that such persons will not have any liability for any obligations of the issuers under the notes or the indenture or any claim based on, in respect of or by reason of such obligations, and that by accepting the notes, each holder waives and releases all such liability, which waiver and release are part of the consideration for the notes. A waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Merger, Consolidation or Sale of Assets

  AOA Holding will not and will not permit any of its Subsidiaries to consolidate with, merge with or into, or transfer all or substantially all of its assets to, any Person unless:

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

    (1) AOA Holding or such Subsidiary, as the case may be, shall be the continuing Person, or the Person (if other than AOA Holding or such Subsidiary) formed by such consolidation or into which AOA Holding or such Subsidiary, as the case may be, is merged or to which the properties and assets of AOA Holding or such Subsidiary, as the case may be, are transferred shall be a corporation, partnership or limited liability company organized and existing under the laws of the United States or any State of the United States or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of AOA Holding or such Subsidiary, as the case may be, under the notes and the indenture, and the obligations under the indenture shall remain in full force and effect; provided, however, that at any time AOA Holding or its successor is a partnership or limited liability company, there shall be a co-issuer of the notes that is a corporation;

    (2) immediately before and immediately after giving effect to such transaction, no Default or Event of Default has occurred and is continuing;

    (3) immediately after giving effect to such transaction on a pro forma basis AOA Holding or such Person could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the "Limitation on Additional Indebtedness" covenant; and

    (4) immediately thereafter, AOA Holding, such Subsidiary or the other surviving entity, as the case may be, shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of AOA Holding or such Subsidiary, as the case may be, immediately prior to such transaction.

  In connection with any consolidation, merger or transfer of assets contemplated by this provision, AOA Holding will deliver to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent relating to the transaction, as provided in the preceding paragraph, have been complied with.

Events of Default

  The following events are defined in the indenture as "Events of Default":

    (1) default in payment of any principal of, or premium, if any, on the notes when such principal becomes due and payable;

    (2) default for 30 days in the payment of any interest on the notes after such interest becomes due and payable;

    (3) the failure of the issuers to comply with any of the terms or provisions of "--Change of Control Offer" or "--Limitation on Certain Asset Sales";

    (4) default by the issuers in the observance or performance of any other provision in the notes or the indenture for 30 days after written notice from the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding;

    (5) failure to pay when due principal, interest or premium in an aggregate amount of $3 million or more with respect to any Indebtedness of AOA Holding or any Subsidiary of AOA Holding, or the acceleration prior to its express maturity of any such Indebtedness aggregating $3 million or more;

    (6) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $3 million, excluding amounts covered by third party insurance by financially sound insurers that have not disclaimed coverage, rendered against AOA Holding or any Subsidiary of AOA Holding, and not discharged for any period of 60 consecutive days during which a stay of enforcement is not in effect; and

    (7) certain events involving bankruptcy, insolvency or reorganization of either of the issuers or any Subsidiary of AOA Holding.

  The indenture provides that the trustee may withhold notice to the holders of the notes of any default, except in payment of principal or premium, if any, or interest on the notes or that resulted from the failure of the issuers to comply with the provisions of "--Change of Control Offer" or "--Limitation on Certain Asset Sales," if the trustee considers it to be in the best interest of the holders of the notes to do so.

  The indenture provides that if an Event of Default, other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, has occurred and is continuing, then the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare to be immediately due and payable the entire principal amount of all the notes then outstanding plus accrued interest to the date of acceleration; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the trustee, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization occurs, the principal, premium and interest amount with respect to all of the notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or the holders of the notes.

  The holders of a majority in principal amount of the notes then outstanding have the right to waive any existing default or compliance with any provision of the indenture or the notes and to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain limitations specified in the indenture.

  No holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless such holder has previously given to the trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request and offered reasonable indemnity to the trustee to institute such proceeding as a trustee, and unless the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request and has failed to institute such proceeding within 60 days. However, these limitations do not apply to a suit instituted on such note on or after the respective due dates expressed in such note.

Defeasance and Covenant Defeasance

  The indenture provides that the issuers may elect either

    (1) to defease and be discharged from any and all obligations with respect to the notes, except for the obligations to register the transfer or exchange of such notes, to replace temporary or mutilated, destroyed, lost or stolen notes, to maintain an office or agency in respect of the notes and to hold monies for payment in trust ("defeasance") or

    (2) to be released from their obligations with respect to the notes under certain covenants contained in the indenture and described above under "Certain Covenants" ("covenant defeasance"), upon the deposit with the trustee, or other qualifying trustee, in trust for such purpose, of money and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the indenture. Such a trust may only be established if, among other things, the issuers have delivered to the trustee an opinion of counsel as specified in the indenture

      (a) to the effect that neither the trust nor the trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended, and

      (b) describing either a private ruling concerning the notes or a published ruling of the Internal Revenue Service, to the effect that holders of the notes or persons in their positions will not recognize

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    income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred.

Modification of Indenture

  From time to time, the issuers and the trustee may, without the consent of holders of the notes, modify, amend, waive or supplement the provisions of the indenture or the notes for certain specified purposes, including providing for uncertificated notes in addition to certificated notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not materially and adversely affect the rights of any holder. The indenture contains provisions permitting the issuers and the trustee, with the consent of holders of at least a majority in principal amount of the outstanding notes, to modify, amend, waive or supplement the indenture or the notes, except that no such modification shall, without the consent of each holder affected thereby,

    (1) reduce the amount of notes whose holders must consent to an amendment, supplement, or waiver to the indenture or the notes;

    (2) reduce the rate of or change the time for payment of interest on any note;

    (3) reduce the principal of or premium on or change the stated maturity of any note;

    (4) make any note payable in money other than that stated in the note or change the place of payment from New York, New York;

    (5) change the amount or time of any payment required by the notes or reduce the premium payable upon any redemption of notes, or change the time before which no such redemption may be made;

    (6) waive a default on the payment of the principal of, interest on, or redemption payment with respect to any note;

    (7) subordinate in right of payment, or otherwise subordinate, the notes to any other Indebtedness or obligation of the issuers;

    (8) amend, alter, change or modify the obligation of the issuers to make and consummate a change of control offer in the event of a change of control or make and consummate an excess proceeds offer or waive any default in the performance of any such offers or modify any of the provisions or definitions with respect to any such offers or

    (9) take any other action otherwise prohibited by the indenture to be taken without the consent of each holder affected thereby.

Reports to Holders

  So long as any of the notes are outstanding, whether or not the issuers are required to be subject to Section 13(a) or 15(d) of the Exchange Act, the issuers will furnish the information required thereby to the SEC, the holders of the notes and to the trustee. The indenture provides that even if the issuers are entitled under the Exchange Act not to furnish such information to the SEC or to the holders of the notes, they will nonetheless continue to furnish such information to the SEC, the holders of the notes and the trustee.

Compliance Certificate

  The issuers will deliver to the trustee on or before 120 days after the end of the issuers' fiscal year and on or before 50 days after the end of each of the first, second and third fiscal quarters in each year an officers' certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default and its status.


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The Trustee

  The trustee under the indenture will be the registrar and paying agent with regard to the notes. The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only the duties specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of that person's own affairs.

Transfer and Exchange

  Holders of the notes may transfer or exchange the notes in accordance with the indenture. The registrar under the indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture. The registrar is not required to transfer or exchange any note selected for redemption. Also, the registrar is not required to transfer or exchange any note for a period of 15 days before selection of the notes to be redeemed.

  The notes will be issued in a transaction exempt from registration under the Securities Act and will be subject to the restrictions on transfer described in "Notice To Investors."

  The registered holder of a note may be treated as the owner of it for all purposes.

Certain Definitions

  Set forth below is a summary of certain of the defined terms used in the covenants contained in the indenture. We refer you to the indenture for the full definition of all these terms as well as any other capitalized terms used in this prospectus for which no definition is provided.

  "Acquired Indebtedness" means Indebtedness of a Person (including a Subsidiary) existing at the time the Person becomes a Subsidiary or assumed in connection with the acquisition of assets from the Person.

  "Asset Sale" means the direct or indirect sale, transfer, issuance, conveyance, lease (other than operating leases entered into in the ordinary course of business pursuant to ordinary business terms), assignment or other disposition for value (including, without limitation, by eminent domain, condemnation or similar governmental proceeding) or any merger or consolidation of any Subsidiary of AOA Holding with or into another Person (other than AOA Holding or any Wholly-Owned Subsidiary of AOA Holding) whereby such Subsidiary shall cease to be a Wholly-Owned Subsidiary in any single transaction or series of related transactions (separate eminent domain, condemnation or similar governmental proceedings to each be considered a single transaction but not to be considered together as a series of related transactions) involving property or assets with a fair market value in excess of $250,000 of

    (1) any Equity Interest in any Subsidiary;

    (2) real property owned by AOA Holding or any Subsidiary of AOA Holding, or a division, line of business or comparable business segment of AOA Holding or any Subsidiary of AOA Holding or

    (3) other property, assets or rights of AOA Holding, any Subsidiary of AOA Holding or any division or line of business of AOA Holding or any Subsidiary of AOA Holding;

  provided, however, the following terms shall not be deemed to be Asset
  Sales:

      (a) sales, leases, conveyances, transfers or other dispositions to AOA Holding or to a Subsidiary of AOA Holding or to any other Person if after giving effect to such sale, lease, conveyance, transfer or other disposition such other Person becomes a Wholly-Owned Subsidiary of AOA Holding,

      (b) transactions complying with "--Merger, Consolidation or Sale of Assets" above (except as otherwise provided in the penultimate paragraph set forth under "--Limitation on Certain Asset Sales" above),

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      (c) sales, transfers, issuances, conveyances, leases, assignments or other dispositions for value to AOA Holding or any Wholly-Owned Subsidiary of AOA Holding,

      (d) transfers or other distributions of assets which constitute

        (i) Permitted Investments or

        (ii) Restricted Payments made in compliance with the covenant described under "Limitation on Restricted Payments" and

      (e) the exchange of property or assets of AOA Holding or a Subsidiary of AOA Holding for similar assets constituting one or more outdoor advertising properties owned by another Person.

  "Asset Sale Proceeds" means, with respect to any Asset Sale,

    (1) cash received by AOA Holding or any Subsidiary thereof from the Asset Sale, including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of the Asset Sale, after

      (a) provision for all income or other taxes measured by or resulting from such Asset Sale (calculated as provided in "Permitted Tax Distributions"),

      (b) payment of all brokerage commissions, underwriting and other fees and expenses related to the Asset Sale,

      (c) provision for minority interest holders in any Subsidiary as a result of the Asset Sale,

      (d) payments made to retire Indebtedness secured by the assets subject to the Asset Sale and

      (e) deduction of appropriate amounts to be provided by AOA Holding or a Subsidiary of AOA Holding as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in the Asset Sale and retained by AOA Holding or a Subsidiary of AOA Holding after the Asset Sale, including, without limitation, pension and other post employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in the Asset Sale, and

    (2) promissory notes and other noncash consideration received by AOA Holding or any Subsidiary thereof from such Asset Sale or other disposition upon the liquidation or conversion of such notes or noncash consideration into cash.

  "Attributable Indebtedness" under the indenture in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the greater of

    (1) the fair value of the property subject to such arrangement, as determined in good faith by the Board of Directors, and

    (2) the present value of the notes, discounted at the rate of interest implicit in such transaction, of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction, including any period for which such lease has been extended.

  "Capitalized Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

  A "Change of Control" will be deemed to have occurred at such time as

    (1) the Permitted Holders, individually or in the aggregate, shall cease to beneficially own (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act), directly or indirectly, 50.1% or more of the Common Equity Interests of AOA Holding, Adams Outdoor Advertising Limited Partnership or Adams Outdoor Advertising, Inc. and any Person (including a Person's Affiliates

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

  and associates), other than a Permitted Holder, beneficially owns (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act), directly or indirectly, 35% or more of the Common Equity Interests of AOA Holding, Adams Outdoor Advertising Limited Partnership or Adams Outdoor Advertising, Inc.;

    (2) there shall be consummated any consolidation or merger of AOA Holding, Adams Outdoor Advertising Limited Partnership or Adams Outdoor Advertising, Inc. in which AOA Holding, Adams Outdoor Advertising Limited Partnership or Adams Outdoor Advertising, Inc., as the case may be, is not the continuing or surviving corporation or pursuant to which the Common Equity Interests of AOA Holding, Adams Outdoor Advertising Limited Partnership or Adams Outdoor Advertising, Inc., as the case may be, would be converted into cash, securities or other property, other than a merger or consolidation of AOA Holding, Adams Outdoor Advertising Limited Partnership or Adams Outdoor Advertising, Inc. in which the holders of the Common Equity Interests of AOA Holding, Adams Outdoor Advertising Limited Partnership or Adams Outdoor Advertising, Inc., as the case may be, outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the Common Equity Interests of the surviving corporation immediately after such consolidation or merger;

    (3) there is a sale, lease or transfer of all or substantially all of the assets of AOA Holding, Adams Outdoor Advertising Limited Partnership or Adams Outdoor Advertising, Inc. to any Person or group (as such term is defined in Section 13(d)(3) of the Exchange Act), other than a Permitted Holder;

    (4) the members of AOA Holding, the shareholders of Adams Outdoor Advertising, Inc. or the partners of Adams Outdoor Advertising Limited Partnership shall approve any plan or proposal for the liquidation or dissolution of AOA Holding, Adams Outdoor Advertising, Inc. or Adams Outdoor Advertising Limited Partnership, as the case may be;

    (5) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of AOA Holding or Adams Outdoor Advertising, Inc. (together with any new members of such Board of Directors whose election by such Board of Directors has been approved by 66 2/3% of the members of such Board of Directors still in office who either were members of such Board of Directors at the beginning of such period or whose election or recommendation for election was previously so approved) cease to constitute a majority of the Board of Directors of AOA Holding or Adams Outdoor Advertising, Inc., as the case may be; or

    (6) any Person is admitted as general partner of Adams Outdoor Advertising Limited Partnership after which Adams Outdoor Advertising, Inc. does not have the responsibility to take all of the actions to the same extent it is entitled or required to take under the partnership agreement of Adams Outdoor Advertising Limited Partnership as in effect on the Issue Date.

  "Common Equity Interests" of any Person means all Equity Interests of such Person that are generally entitled to

    (1) vote in the election of directors of such Person or

    (2) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

  "Consolidated Interest Expense" means, with respect to any Person, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for such Person and its Subsidiaries on a consolidated basis

    (1) imputed interest included in Capitalized Lease Obligations,

    (2) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing,

    (3) the net costs associated with hedging obligations,


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

    (4) amortization of other financing fees and expenses,

    (5) the interest portion of any deferred payment obligation,

    (6) amortization of discount or premium, if any, and

    (7) all other non-cash interest expense other than interest amortized to cost of sales,

plus, without duplication,

    (1) all net capitalized interest for such period

    (2) all interest incurred or paid under any guarantee of Indebtedness, including a guarantee of principal, interest or any combination thereof, of any Person, and

    (3) the amount of all dividends or distributions paid on Disqualified Equity Interests, other than dividends paid or payable in Equity Interests

  "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, plus the amount of any dividends or distributions received by such Person from Unrestricted Subsidiaries; provided, however, that

    (1) the Net Income of any other Person in which the Person in question or any of its Subsidiaries has less than a 100% interest, which interest does not cause the net income of such other Person to be consolidated into the net income of the Person in question in accordance with GAAP, shall be included only to the extent of the amount of dividends or distributions paid to the Person in question or the Subsidiary;

    (2) the Net Income of any Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions, other than pursuant to the notes, the indenture, the Credit Facility, the Existing Subsidiary Notes and the related indenture, shall be excluded to the extent such restriction or limitation would prevent such Subsidiary from being able to pay dividends or make other distributions out of its Net Income;

    (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

    (4) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Subsidiaries other than in the ordinary course of business shall be excluded;

    (5) extraordinary gains and losses, including any related tax effects on AOA Holding, shall be excluded;

    (6) the net income of any Subsidiary to the extent of any restrictions or encumbrances on its ability to distribute such net income to such Person shall be excluded and

    (7) the amount of any Permitted Tax Distributions shall be excluded.

  Consolidated Net Income shall be calculated without deducting any accruals made for Phantom Compensation.

  "Consolidated Net Worth" with respect to any Person means the equity of the holders of Equity Interests of such Person and its Subsidiaries, excluding any Disqualified Equity Interests, as reflected in a balance sheet of such Person determined on a consolidated basis and in accordance with GAAP.

  "Credit Facility" means the credit facility by and among the Subsidiary Issuers, Canadian Imperial Bank of Commerce as administrative agent and collateral agent and the lenders listed therein, as the same may be amended, modified, replaced, renewed, refunded or refinanced from time to time.


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

  "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

  "Disqualified Equity Interests" means any Equity Interest which, by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder, or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the notes, for cash or securities constituting Indebtedness. Without limitation of the foregoing, Disqualified Equity Interests shall be deemed to include

    (1) any Preferred Equity Interests of a Subsidiary of AOA Holding and

    (2) any Preferred Equity Interests of AOA Holding, with respect to either of which, under the terms of such Preferred Equity Interests, by agreement or otherwise, such Subsidiary or AOA Holding is obligated to pay current dividends or distributions in cash during the period prior to the maturity date of the notes; provided, however, that Preferred Equity Interests of AOA Holding or any Subsidiary thereof that is issued with the benefit of provisions requiring a change of control offer to be made for such Preferred Equity Interests in the event of a change of control of AOA Holding or such Subsidiary, which provisions have substantially the same effect as the provisions of the indenture described under "Change of Control," shall not be deemed to be Disqualified Equity Interests solely by virtue of such provisions.

  "EBITDA" means, with respect to any Person for any period, the sum, without duplication, of

    (1) Consolidated Net Income;

    (2) Consolidated Interest Expense;

    (3) provision for taxes based on income or profits of such Person for such period;

    (4) depreciation;

    (5) amortization;

    (6) Phantom Compensation;

    (7) the amount of any Permitted Tax Distributions and

    (8) any other non-cash charges to the extent deducted from Consolidated Net Income, including non-cash expenses recognized in accordance with Financial Accounting Standards Bulletin Number 106 but excluding any non-cash charge to the extent that it requires an accrual of or a reserve for cash disbursements for any future period, in each case to the extent deducted from Consolidated Net Income for the period as to which the computation of EBITDA is made, all as determined in accordance with GAAP.

  "Equity Interests" means, with respect to any Person, any and all shares or other equivalents, however designated, of capital stock, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person or any option, warrant or other security convertible into or exchangeable for any of the foregoing.

  "Existing Subsidiary Notes" means the 10 3/4% senior notes of the Subsidiary Issuers.

  "fair market value" or "fair value" means, with respect to any assets or property, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a fully informed, willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction, all as determined by a majority of the Board of Directors acting in good faith, such determination to be evidenced by a board resolution delivered to the trustee. No such determination need be supported by an appraisal or expert opinion.


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

  "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become, directly or indirectly, liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such person, and "incurrence," "incurred," "incurable," and "incurring" shall have meanings correlative to the foregoing; provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

  "Indebtedness" means, without duplication, with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money, whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof, or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property, excluding, without limitation, any balances that constitute accounts payable or trade payables, and other liabilities arising in the ordinary course of business, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included

    (1) any Capitalized Lease Obligations;

    (2) obligations secured by a lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby have been assumed;

    (3) all Indebtedness of others of the type described in the other clauses of this definition (including all dividends of other Persons) the payment of which is guaranteed, directly or indirectly, by such Person or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds, whether or not such items would appear upon the balance sheet of the guarantor;

    (4) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

    (5) in the case of AOA Holding, Disqualified Equity Interests of AOA Holding or any Subsidiary of AOA Holding; and

    (6) obligations of any such Person under any Interest Rate Agreement applicable to any of the foregoing, if and to the extent such Interest Rate Agreement obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP.

  The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided, however, that

    (1) the amount outstanding at any time of any Indebtedness issued with original issue discount, including the notes, is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP;

    (2) Indebtedness will not include any liability for federal, state, local or other taxes; and

    (3) Indebtedness will not include obligations for Phantom Compensation or Prior Accrued Bonus Payments.

  Notwithstanding any other provision of the foregoing definition, any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business shall not be deemed to be "Indebtedness" of the issuers or any Subsidiaries for purposes of this definition. Furthermore, guarantees of, or obligations with respect to letters of credit supporting, Indebtedness otherwise included in the determination of such amount shall not also be included.


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

  "Independent Financial Advisor" means an accounting, appraisal, investment banking or consulting firm of nationally recognized standing that is, in the reasonable and good faith judgment of the Board of Directors of AOA Holding, qualified to perform the task for which such firm has been engaged and disinterested and independent with respect to AOA Holding and its Affiliates.

  "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

  "Investments" means, directly or indirectly,

    (1) any advance, account receivable, other than an account receivable arising in the ordinary course of business or acquired as a part of the assets acquired by Adams Outdoor Advertising Limited Partnership or any of its Subsidiaries in connection with an acquisition of assets which is otherwise permitted by the terms of the indenture,

    (2) any loan or capital contribution to, by means of transfers of property to others, payments for property or services for the account or use of others or otherwise,

    (3) the purchase of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or stock or other evidence of beneficial ownership of, any Person,

    (4) the guarantee or assumption of the Indebtedness of any other Person, except for an assumption of Indebtedness for which the assuming Person receives consideration with a fair market value at least equal to the principal amount of the Indebtedness assumed,

    (5) the designation of a Subsidiary of Adams Outdoor Advertising Limited Partnership as an Unrestricted Subsidiary or

    (6) the making of any investment in any Person and all other items that would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP.


Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

  "Issue Date" means the closing date for the sale and original issuance of the notes.

  "Lien" means, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets, including, without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing.

  "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person determined in accordance with GAAP.

  "Net Investments" means the excess of

    (1) the aggregate of all Investments made by AOA Holding or a Subsidiary of AOA Holding on or after the Issue Date, in the case of an Investment made other than in cash, the amount shall be the fair market value of such Investment as determined in good faith by the Board of Directors of AOA Holding, over

    (2) the sum of

      (a) the aggregate amount returned in cash on such Investments whether through interest payments, principal payments, dividends or other distributions and

      (b) the net cash proceeds received by AOA Holding or such Subsidiary from the disposition of all or any portion of such Investments, other than to a Subsidiary of AOA Holding;

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provided, however, that with respect to all Investments made in Unrestricted
Subsidiaries the sum of clauses (a) and (b) above with respect to such Investments shall not exceed the aggregate amount of all Investments made in all Unrestricted Subsidiaries.

  "Net Proceeds" means

    (1) in the case of any sale of Equity Interests by the issuers, the aggregate net proceeds received by AOA Holding, after payment of expenses, commissions and the like incurred in connection therewith, whether the proceeds are in cash or in property, valued at the fair market value, as determined in good faith by the Board of Directors of AOA Holding, at the time of receipt and

    (2) in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into Equity Interests of AOA Holding which are not Disqualified Equity Interests, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender, plus any additional amount required to be paid by the holder to AOA Holding upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares and less all expenses incurred by AOA Holding in connection with the payments.

  "Permitted Holders" means Stephen Adams, his spouse and lineal descendants and trusts for the exclusive benefit of any of the foregoing persons.

  "Permitted Indebtedness" means:

    (1) Indebtedness, plus interest, premium, fees and other obligations associated therewith, arising under or in connection with Permitted Secured Indebtedness;

    (2) Indebtedness under the notes;

    (3) Indebtedness not covered by any other clause of this definition which is outstanding on the date of the indenture, including the Existing Subsidiary Notes;

    (4) Interest Rate Agreements;

    (5) Additional Indebtedness, including Indebtedness incurred in connection with or arising out of Capitalized Lease Obligations, in an aggregate principal amount outstanding at any time not to exceed $1 million;

    (6) Indebtedness of a Subsidiary of AOA Holding issued to and held by AOA Holding or a Wholly-Owned Subsidiary of AOA Holding; provided, however, that any subsequent issuance or transfer of any Equity Interest that results in such Subsidiary ceasing to be a Wholly-Owned Subsidiary of AOA Holding or any transfer of such Indebtedness to any Person other than AOA Holding or a Wholly-Owned Subsidiary of AOA Holding shall be deemed to be the incurrence of such Indebtedness by AOA Holding;

    (7) Indebtedness of AOA Holding to a Wholly-Owned Subsidiary in respect of intercompany advances or transactions; and

    (8) Refinancing Indebtedness.

  "Permitted Investments" means, for any Person, Investments made on or after the date of the indenture consisting of:

    (1) Temporary Cash Investments;

    (2) Investments by AOA Holding or any of its Subsidiaries in AOA Holding or a Wholly-Owned Subsidiary of AOA Holding; provided, however, that the proceeds of any such Investment by AOA Holding in a Wholly-Owned Subsidiary of AOA Holding other than Adams Outdoor Advertising Limited Partnership or one of its Wholly-Owned Subsidiaries may only be used for the purpose of making Investments in Adams Outdoor Advertising Limited Partnership or Investments in accordance with clause (1) above or clause (4) below;

    (3) Investments by Adams Outdoor Advertising Limited Partnership or any of its Subsidiaries in any Person, if

      (a) as a result of the Investment

        (i) the Person becomes a Wholly-Owned Subsidiary of Adams Outdoor Advertising Limited Partnership or

        (ii) the Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Adams Outdoor Advertising Limited Partnership or a Wholly-Owned Subsidiary of Adams Outdoor Advertising Limited Partnership and

      (b) after giving effect to such Investment AOA Holding is in compliance with the covenant described under "Line of Business" above;

    (4) (a) Net Investments of AOA Holding and its Subsidiaries, other than Adams Outdoor Advertising Limited Partnership and any of its Subsidiaries, in securities that are not equity securities or debt securities maturing more than 365 days after the date of such Investment and (b) Net Investments of Adams Outdoor Advertising Limited Partnership or any of its Subsidiaries in any Person; provided, however, that the aggregate amount of all such Net Investments made pursuant to this clause (4) shall not exceed $3.0 million at any one time outstanding;

    (5) Investments by Adams Outdoor Advertising Limited Partnership or any of its Subsidiaries represented by accounts receivable created or acquired in the ordinary course of business;

    (6) Advances by Adams Outdoor Advertising Limited Partnership or any of its Subsidiaries to employees in the ordinary course of business not to exceed an aggregate of $100,000 outstanding at any one time;

    (7) Investments by AOA Holding or any of its Subsidiaries under or pursuant to Interest Rate Agreements;

    (8) Investments by Adams Outdoor Advertising Limited Partnership or any of its Subsidiaries in the notes and the Existing Subsidiary notes; and

    (9) Investments existing on the Issue Date.

  "Permitted Liens" means, without duplication,

    (1) Liens existing on the date of the indenture;

    (2) Liens in favor of AOA Holding or any Subsidiary of AOA Holding;

    (3) Liens on property of a Person existing at the time such Person is acquired by, merged into or consolidated with AOA Holding or any Subsidiary of AOA Holding; provided, however, that such Liens

      (a) were not created in anticipation of such acquisition, merger or consolidation and

      (b) are not applicable to any other property of AOA Holding or any of the other Subsidiaries of AOA Holding,

    (4) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided, however, that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

    (5) landlords', carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts which are not yet delinquent or are being contested in good faith by appropriate proceedings;

    (6) pledges or deposits made in the ordinary course of business in connection with

      (a) leases, performance bonds and similar obligations,

      (b) workers' compensation, unemployment insurance and other social security legislation, or

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

      (c) securing the performance of surety bonds and appeal bonds required

        (i) in the ordinary course of business or in connection with the enforcement of rights or claims of AOA Holding or a Subsidiary of AOA Holding or

        (ii) in connection with judgments that do not give rise to an Event of Default and which do not exceed $3 million in the aggregate,

    (7) easements, rights-of-way, restrictions, minor defects or irregularities in title and other similar encumbrances which, in the aggregate, do not materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of AOA Holding or any Subsidiary of AOA Holding;

    (8) Liens on property or assets of, or any Equity Interests of or secured debt of, any Person existing at the time such Person becomes a Subsidiary of AOA Holding or at the time such Person is merged into AOA Holding or any Subsidiary of AOA Holding; provided, however, that such Liens are not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of AOA Holding or merging into AOA Holding or any of its Subsidiaries;

    (9) Liens in favor of AOA Holding or any of its Subsidiaries;

    (10) Liens granted by Adams Outdoor Advertising Limited Partnership or any Subsidiary thereof to secure Purchase Money Indebtedness that is otherwise permitted under the indenture; provided, however, that

      (a) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost, including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase or construction, of such Property,

      (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs, and

      (c) such Lien does not extend to or cover any Property other than such item of Property and any improvements on such item,

    (11) Liens granted by AOA Holding or any Subsidiary of AOA Holding securing (a) Permitted Secured Indebtedness and (b) Refinancing
  Indebtedness incurred to refinance the Existing Subsidiary Notes;

    (12) Liens granted by AOA Holding or any Subsidiary of AOA Holding or any securing Capitalized Lease Obligations permitted to be incurred under clause (5) of the definition of "Permitted Indebtedness," provided, however, that such Lien does not extend to any property other than that subject to the underlying lease;

    (13) Liens pursuant to leases and subleases of real property which do not interfere with the ordinary conduct of the business of AOA Holding or any of its Subsidiaries and which are made on customary and usual terms applicable to similar properties;

    (14) Liens securing reimbursement obligations under letters of credit, but only in or upon the goods the purchase of which was financed by such letters of credit; and

    (15) Liens securing Refinancing Indebtedness; provided, however, that such Liens extend only to the assets securing the Indebtedness being extended, refinancing, renewed or replaced, and such Indebtedness was previously secured by such assets; and provided, further, the terms of such Liens are no less favorable to the holders of the notes than the Liens being extended, refinanced, renewed or replaced.

  "Permitted Secured Indebtedness" means any Indebtedness of AOA Holding or any Subsidiary of AOA Holding, plus interest, premium, fees and other obligations associated therewith, and any refinancing, refunding, replacement, renewal or extension thereof, under

    (1) the Credit Facility, and

    (2) agreements evidencing any other Indebtedness which is secured by assets of AOA Holding or any Subsidiary of AOA Holding, whether involving the same or any other lender or creditor or group of lenders or creditors that provided the Credit Facility; provided, however, that the aggregate amount of all such Indebtedness outstanding, or committed to be advanced under the agreements to which such Indebtedness relates, at any time shall not exceed $35 million.

  "Permitted Tax Distributions" means,

    (1) with respect to Adams Outdoor Advertising Limited Partnership, for so long as Adams Outdoor Advertising Limited Partnership is a partnership or substantially similar pass-through entity for federal income tax purposes, distributions to the partners of Adams Outdoor Advertising Limited Partnership based on estimates of the amount of federal, state and local income taxes that Adams Outdoor Advertising Limited Partnership would be required to pay with respect to a fiscal year calculated as if, for the applicable fiscal year, Adams Outdoor Advertising Limited Partnership were treated as a "C corporation" incorporated under the laws of the State of Minnesota rather than as a partnership and

    (2) without duplication of the payments made pursuant to clause (1), with respect to AOA Holding, for so long as AOA Holding is a limited liability company or substantially similar pass-through entity for federal income tax purposes, distributions to the members of AOA Holding based on estimates of the amount of federal, state and local income taxes that AOA Holding would be required to pay with respect to a fiscal year calculated as if, for the applicable fiscal year, AOA Holding were treated as a "C corporation" incorporated under the laws of the State of Minnesota rather than as a limited liability company.

  "Phantom Compensation" means the compensation accrued after the Issue Date pursuant to Article II of the "phantom stock" agreements entered into, in writing, between Adams Outdoor Advertising Limited Partnership and certain of its employees other than Stephen Adams or substitutions to or replacements of such article of such agreements, and any comparable subordinated incentive compensation agreement with its employees on the basis of the increase in value of Adams Outdoor Advertising Limited Partnership or a division or Subsidiary thereof.

  "Preferred Equity Interest" means any Equity Interest of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Equity Interests issued by such Person.

  "Prior Accrued Bonus Payments" means payments in respect of Phantom Compensation accrued prior to the Issue Date.

  "Purchase Money Indebtedness" means any Indebtedness incurred in the ordinary course of business by a Person to finance the cost, including the cost of construction, of an item of property, the principal amount of which Indebtedness does not exceed the sum of

    (1) 100% of such cost and

    (2) reasonable fees and expenses of the Person incurred in connection with purchase money indebtedness.

  "Refinancing Indebtedness" means Indebtedness that refunds, refinances, renews, replaces or extends any Indebtedness of AOA Holding or its Subsidiaries outstanding on the Issue Date or other Indebtedness permitted to be incurred by the issuers or the Subsidiaries pursuant to the terms of the indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that

    (1) the Refinancing Indebtedness is subordinated to the notes to at least the same extent as the Indebtedness being refunded, refinanced or extended, if at all;

    (2) the Refinancing Indebtedness is scheduled to mature either

      (a) no earlier than the Indebtedness being refunded, refinanced or extended, or

      (b) after the maturity date of the notes,

    (3) the Refinancing Indebtedness has a weighted average life to maturity at the time it is incurred that is equal to or greater than the weighted average life to maturity of the Indebtedness being refunded, refinanced or extended;

    (4) such Refinancing Indebtedness is in an aggregate principal amount that is less than or equal to the sum of (a) aggregate principal or accreted amount, in the case of any Indebtedness issued with original issue discount, as such, then outstanding and (b) any applicable prepayment premiums or penalties and accrued interest thereon, under the Indebtedness being refunded, refinanced or extended; and

    (5) such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended, except that AOA Holding may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Wholly-Owned Subsidiary of AOA Holding.

  "Restricted Payment" means any of the following:

    (1) the declaration or payment of any dividend or any other distribution or payment on Equity Interests of AOA Holding or any Subsidiary of AOA Holding or any payment made to the direct or indirect holders of Equity Interests of AOA Holding or any Subsidiary of AOA Holding, other than

      (a) dividends or distributions payable solely in Equity Interests, other than Disqualified Equity Interests, or in options, warrants or other rights to purchase Equity Interests, other than Disqualified Equity Interests,

      (b) in the case of Subsidiaries of AOA Holding, dividends or distributions payable to AOA Holding or to a Wholly-Owned Subsidiary of AOA Holding and

      (c) Permitted Tax Distributions,

    (2) the purchase, redemption or other acquisition or retirement for value of any Equity Interests of AOA Holding or any Subsidiary of AOA Holding, other than Equity Interests owned by AOA Holding or a Wholly-Owned Subsidiary, excluding Disqualified Equity Interests;

    (3) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness which is subordinated in right of payment to the notes;

    (4) the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment;

    (5) forgiveness of any Indebtedness of an Affiliate of AOA Holding to AOA Holding or a Subsidiary of AOA Holding;

    (6) cash payments in respect of Phantom Compensation and

    (7) the payment of amounts to Stephen Adams, other than dividends or distributions otherwise permitted by the terms of the indenture, to the extent the aggregate amount of such payments made in any one year exceeds the sum of

      (a) $200,000 and

      (b) the cumulative effect of reasonable annual cost-of-living adjustments made from the Issue Date to the date of such payment.

  For purposes of determining the amount expended for Restricted Payments, cash distributed or invested shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

  "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by AOA Holding or any Subsidiary of AOA Holding of any real or tangible personal property, which property

    (1) has been or is to be sold or transferred by AOA Holding or such Subsidiary to the Person in contemplation of such leasing and

    (2) would constitute an Asset Sale if such property had been sold in an outright sale of the property.

  "Subsidiary" of any specified Person means any corporation, partnership, limited liability company, joint venture, association or other business entity, whether now existing or hereafter organized or acquired,

    (1) in the case of a corporation, of which more than 50% of the total voting power of the Equity Interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or

    (2) in the case of a partnership, limited liability company, joint venture, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of that entity by contract or otherwise or if in accordance with GAAP such entity is consolidated with the first-named Person for financial statement purposes.

  Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be deemed a Subsidiary of AOA Holding or of Adams Outdoor Advertising Limited Partnership other than for purposes of the definition of Unrestricted Subsidiary, unless Adams Outdoor Advertising Limited Partnership or a Subsidiary of Adams Outdoor Advertising Limited Partnership shall have designated such Unrestricted Subsidiary as a "Subsidiary" of Adams Outdoor Advertising Limited Partnership by written notice to the trustee. An Unrestricted Subsidiary may be designated as a Subsidiary of Adams Outdoor Advertising Limited Partnership at any time by Adams Outdoor Advertising Limited Partnership or a Subsidiary of Adams Outdoor Advertising Limited Partnership by written notice to the trustee; provided, however, that

    (1) no Default or Event of Default has occurred and is continuing or would arise therefrom and

    (2) if such Unrestricted Subsidiary is an obligor of any Indebtedness, any such designation shall be deemed to be an incurrence as of the date of such designation by Adams Outdoor Advertising Limited Partnership or a Subsidiary of Adams Outdoor Advertising Limited Partnership of such Indebtedness and immediately after giving effect to such designation, Adams Outdoor Advertising Limited Partnership could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "Limitation on Additional Indebtedness."

  "Subsidiary Issuers" means Adams Outdoor Advertising Limited Partnership and Adams Outdoor Advertising, Inc.

  "Temporary Cash Investments" means

    (1) Investments in marketable, direct obligations issued or guaranteed by the United States, or of any governmental agency or political subdivision thereof, maturing within 365 days of the date of purchase;

    (2) Investments in certificates of deposit issued by a bank organized under the laws of the United States or any state of the United States or the District of Columbia, in each case having capital, surplus and undivided profits totaling more than $500 million and rated at least A by Standard & Poor's Corporation and A-2 by Moody's Investors Service, Inc., maturing within 365 days of purchase;

    (3) commercial paper with a maturity of 180 days or less issued by a corporation, except any Affiliate of AOA Holding, organized under the laws of any state of the United States or the District of Columbia and rated at the time of investment at least A-1 by Standard & Poor's Corporation or at least P-1 by Moody's Investors Service, Inc.;

    (4) repurchase agreements and reverse repurchase agreements relating to marketable obligations issued or unconditionally guaranteed by the United States or issued by any agency thereof and backed by the full faith and credit of the United States Government, in each case maturing within one year from the date of acquisition, provided, however, that the terms of such agreements comply with the guidelines set forth in the Federal Financial Agreements of Depository Institutions with Securities Dealers and Others, as adopted by the Comptroller of the Currency;

    (5) instruments backed by letters of credit satisfying the conditions of clause (2) above; or

    (6) investments not exceeding 365 days in duration in money market funds that invest substantially all of such funds' assets in the Investments described in the preceding clauses (1) through (5).

  "Unrestricted Subsidiary" means any Subsidiary of Adams Outdoor Advertising Limited Partnership which has been designated as an Unrestricted Subsidiary by Adams Outdoor Advertising Limited Partnership or any Subsidiary of Adams Outdoor Advertising Limited Partnership by written notice to the trustee and any Subsidiary of an Unrestricted Subsidiary. A Subsidiary of Adams Outdoor Advertising Limited Partnership may be designated as an Unrestricted Subsidiary at any time by Adams Outdoor Advertising Limited Partnership or any Subsidiary of Adams Outdoor Advertising Limited Partnership by written notice to the trustee; provided, however, that

    (1) no Default or Event of Default has occurred and is continuing or would arise therefrom;

    (2) such designation is at that time permitted under the covenant described under "Limitation on Restricted Payments"; and

    (3) immediately after giving effect to such designation, Adams Outdoor Advertising Limited Partnership could incur $1.00 of additional
  Indebtedness, other than Permitted Indebtedness, pursuant to the covenant described under "Limitation on Additional Indebtedness."

  An Unrestricted Subsidiary may be designated as a Subsidiary of Adams Outdoor Advertising Limited Partnership at a later date in the manner provided in the definition of "Subsidiary" above.

  "Wholly-Owned Subsidiary" of any Person means any Subsidiary, all of the outstanding voting securities, other than directors' qualifying shares, of which are owned, directly or indirectly, by such Person. As used herein, Adams Outdoor Advertising Limited Partnership will be deemed a Wholly-Owned Subsidiary of AOA Holding as long as

    (1) at least 69.0% of the aggregate partnership interests of Adams Outdoor Advertising Limited Partnership are owned, directly or indirectly, of record and beneficially by AOA Holding,

    (2) the general partner or partners of Adams Outdoor Advertising Limited Partnership are AOA Holding or a Wholly-Owned Subsidiary of AOA Holding and

    (3) the partnership agreement of Adams Outdoor Advertising Limited Partnership provides that all limited partner distributions (other than Permitted Tax Distributions) may be made only to AOA Holding, directly or through a Wholly-Owned Subsidiary of AOA Holding, until the notes have been paid in full.

Book-Entry, Delivery and Form

  The exchange notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

  Except as set forth below, the Global Notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for exchange notes in certificated form except in the limited circumstances described below. Except in the limited circumstances described below, owners of beneficial interests in the Global Note will not be entitled to receive physical delivery of certificated notes. See "--Exchange of Book-Entry Notes for Certificated Notes."

  The exchange notes may be presented for registration of transfer and exchange at the offices of the registrar.

Depository Procedures

  DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of the Participants. The Participants include securities brokers and dealers, including the initial purchaser, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and the Indirect Participants.

  DTC has also advised us that pursuant to procedures established by it:

  . upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchaser with portions of the principal amount of the Global Notes and

  . ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

  Except as described below, owners of interests in the Global Notes will not have exchange notes registered in their names, will not receive physical delivery of exchange notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

  Payments in respect of the principal of, and premium, if any, and interest on a Global Notes registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, the issuers and the trustee will treat the persons in whose names the exchange notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the issuers, the trustee nor any agent of the issuers or the trustee has or will have any responsibility or liability for:

  . any aspect or accuracy of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership or

  . any other matter relating to the actions and practices of DTC or any of the Participants or the Indirect Participants.

  DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the exchange notes, including principal and interest, is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the trustee or the issuers. Neither the issuers nor the trustee will be liable for any delay by DTC or any of the Participants in identifying the beneficial owners of the exchange notes, and the issuers and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Global Notes for all purposes.

  Interests in the Global Notes are expected to be eligible to trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and the Participants.

  DTC has advised the issuers that it will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more Participants to whose account with DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if any of the events described under "--Exchange of Book-Entry Notes for Certificated Notes" occurs, DTC reserves the right to exchange the Global Notes for legended exchange notes in certificated form and to distribute such exchange notes to its Participants.

  The information in this section concerning DTC and its book-entry system has been obtained from sources that the issuers believe to be reliable, but the issuers take no responsibility for the accuracy thereof.

  Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Note among accountholders in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of the issuers, the initial purchaser or the trustee nor any agent of the issuers, the initial purchaser or the trustee will have any responsibility for the performance by DTC or its participants, indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

  A Global Note is exchangeable for definitive exchange notes in registered certificated form if:

  . DTC (1) notifies the issuers that it is unwilling or unable to continue as depository for the Global Note and the issuers then fail to appoint a successor depository or (2) has ceased to be a clearing agency registered under the Exchange Act,

  . the issuers, at their option, notify the trustee in writing that they elect to cause the issuance of the exchange notes in certificated form or

  . there shall have occurred and be continuing a Default or an Event of Default with respect to the exchange notes.

  Neither the issuers nor the trustee will be liable for any delay by the Global Note holder or DTC in identifying the beneficial owners of exchange notes and the issuers and the trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note holder or DTC for all purposes.

Exchange of Certificated Notes for Book-Entry Notes

  Certificated exchange notes may not be exchanged for a beneficial interest in any Global Note unless the transferor first delivers to the trustee a written certificate, in the form provided in the indenture, to the effect that such transfer will comply with the appropriate transfer restrictions applicable to the notes.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

  The following discussion, including the opinion of counsel described below, is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. The Internal Revenue Service may take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the following statements and conditions. Any changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Some holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. We recommend that each holder consult its own tax advisor as to the particular tax consequences of exchanging such holder's existing notes for exchange notes, including the applicability and effect of any state, local or foreign tax laws. The summary is applicable only to persons who tender their old notes in exchange for newly issued exchange notes and does not address other purchasers.

  Kaplan, Strangis and Kaplan, P.A., counsel to the issuers, has advised us that in its opinion, the exchange of the existing notes for exchange notes pursuant to the exchange offer will not be treated as an "exchange" for federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the existing notes. Rather, the exchange notes received by a holder will be treated as a continuation of the existing notes in the hands of such holder. As a result, there will be no federal income tax consequences to holders exchanging existing notes for exchange notes pursuant to the exchange offer.

                             PLAN OF DISTRIBUTION

  Each Participating Broker-Dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with the resale of exchange notes received in exchange for outstanding notes where such existing notes were acquired as a result of market-making activities or other trading activities. The issuers have agreed that for a period of 180 days from the consummation of the exchange offer, they will make this prospectus, as amended or supplemented, available to any Participating Broker-Dealer for use in connection with any such resale.

  The issuers will not receive any proceeds from any sales of the exchange notes by Participating Broker-Dealers. Exchange notes received by Participating Broker-Dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Participating Broker-Dealer and/or the purchasers of any such exchange notes. Any Participating Broker-Dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                                 LEGAL MATTERS

  Kaplan, Strangis and Kaplan, P.A. will pass upon the validity of the notes offered hereby and certain other legal matters on behalf of the issuers.

                                    EXPERTS

  The consolidated financial statements of AOA Holding LLC and subsidiaries as of and for the year ended December 31, 1998 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

  The consolidated financial statements of Adams Outdoor Advertising Limited Partnership and subsidiaries as of December 31, 1997 and for each of the years in the two-year period ended December 31, 1997 have been included in this registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

  In August 1998, the issuers engaged Arthur Andersen LLP as its independent public accountants to audit the financial statements as of and for the year ended December 31, 1998. The decision to dismiss KPMG LLP and engage Arthur Andersen LLP as its independent public accountants was approved by the Board of Directors. The report of KPMG LLP on the issuer's financial statements as of December 31, 1997 and for the year then ended, does not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the issuers' two most recent fiscal years preceding the dismissal and through August 21, 1998, there were no disagreements with the former auditors on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures which disagreements, if not resolved to the former auditor's satisfaction, would have caused them to make reference to the subject matter in their report. Prior to retaining Arthur Andersen LLP, the issuers did not consult with Arthur Andersen LLP regarding the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on the issuer's financial statements or any other matter.

                            ADDITIONAL INFORMATION

  We have filed with the SEC a Registration Statement on Form S-4 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the exchange offer contemplated hereby. This prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the issuers and the exchange offer, reference is made to the Registration Statement. Statements made in this prospectus as to the contents of any contract, agreement, or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  We are not currently subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934. Upon the effectiveness of the Registration Statement, we will become subject to the periodic reporting and other informational requirements of the Exchange Act, and in accordance therewith, will be required to file periodic reports and other information with the SEC. We have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the exchange notes remain outstanding, we will furnish to the holders of the exchange notes, on a combined consolidated basis:

  . quarterly and annual financial statements substantially equivalent to financial statements that would have been included in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such financial information, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes our financial condition and results of operations and, with respect to the annual information only, reports thereon by our independent public accountants, and

  . all information that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

In addition, for so long as any of the exchange notes remain outstanding, we have agreed to furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered by Rule 144A(d)(4) under the Securities Act.

  The Registration Statement may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the SEC, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

                         INDEX TO FINANCIAL STATEMENTS

AOA HOLDING LLC AND SUBSIDIARIES

Audited Financial Statements:

  Report of Independent Public Accountants................................  F-2
  Independent Auditors' Report ...........................................  F-3
  Consolidated Balance Sheets as of December 31, 1998 and 1997............  F-4
  Consolidated Statements of Operations for the years ended December 31,
   1998, 1997, and 1996...................................................  F-5
  Consolidated Statements of Changes in Member's Deficit for years ended
   December 31, 1998, 1997, and 1996......................................  F-6
  Consolidated Statements of Cash Flows for the years ended December 31,
   1998, 1997, and 1996...................................................  F-7
  Notes to Consolidated Financial Statements..............................  F-8

Unaudited Interim Financial Statements:

  Consolidated Balance Sheets as of June 30, 1999 (unaudited) and December
   31, 1998............................................................... F-19
  Consolidated Statements of Operations for the quarters and six months ended June 30, 1999, and 1998 (unaudited).............................. F-20
  Consolidated Statement of Changes in Member's Deficit for the six months ended June 30, 1999 (unaudited)........................................ F-21
  Consolidated Statements of Cash Flows for the six months ended June 30,
   1999 and 1998 (unaudited).............................................. F-22
  Notes to Interim Consolidated Financial Statements (unaudited).......... F-23

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To AOA Holding LLC

  We have audited the accompanying consolidated balance sheet of AOA HOLDING LLC (a Minnesota limited liability company) AND SUBSIDIARIES (Note 2) as of December 31, 1998 and the related consolidated statements of operations, changes in member's deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of AOA Holding LLC and subsidiaries as of and for the two years ended December 31, 1997, were audited by other auditors whose report dated March 18, 1998, expressed an unqualified opinion on those statements.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AOA Holding LLC as of December 31, 1998 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Atlanta, Georgia
March 26, 1999
(except with respect to the
matter discussed in Note 15, as
to which the date is May 26,
1999)

                         INDEPENDENT AUDITORS' REPORT

To AOA Holding LLC:

  We have audited the accompanying consolidated balance sheet of Adams Outdoor Advertising Limited Partnership and Subsidiaries as of December 31, 1997 and the related consolidated statements of operations, changes in partners' deficit, and cash flows for each of the years in the two-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          KPMG LLP

Atlanta, Georgia
March 18, 1998

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997

                                                        1998          1997
                                                    ------------  ------------
                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................ $  1,686,788  $  3,120,542
  Investments......................................    1,878,977     1,280,765
  Trade accounts receivable, less allowance for
   doubtful accounts of $648,101 and $700,429,
   respectively....................................    8,423,606     7,576,375
  Other accounts receivable (Note 3)...............      129,059       316,485
  Inventories......................................       68,674       142,274
  Prepaid rent.....................................    2,826,362     2,452,455
  Prepaid expenses.................................      647,103       794,911
                                                    ------------  ------------
    Total current assets...........................   15,660,569    15,683,807
PROPERTY, PLANT, AND EQUIPMENT, NET................   53,350,148    51,090,177
INTANGIBLE ASSETS, NET.............................    9,107,911    10,449,973
OTHER ASSETS.......................................       74,076       250,203
                                                    ------------  ------------
                                                    $ 78,192,704  $ 77,474,160
                                                    ============  ============
         LIABILITIES AND MEMBER'S DEFICIT
CURRENT LIABILITIES:
  Current installments of long-term debt........... $          0  $  4,000,000
  Accounts payable.................................      557,626       540,377
  Interest payable.................................    3,606,150     4,042,392
  Accrued expenses and other liabilities...........    2,583,609     2,673,505
  Deferred compensation............................    4,108,077     1,331,713
                                                    ------------  ------------
    Total current liabilities......................   10,855,462    12,587,987
LONG-TERM DEBT, LESS CURRENT INSTALLMENTS..........  132,727,500   131,033,750
DEFERRED COMPENSATION..............................    4,057,232     3,438,651
                                                    ------------  ------------
    Total liabilities..............................  147,640,194   147,060,388
                                                    ------------  ------------
COMMITMENTS AND CONTINGENCIES (NOTE 11)
MEMBER'S DEFICIT...................................  (69,447,490)  (69,586,228)
                                                    ------------  ------------
                                                    $ 78,192,704  $ 77,474,160
                                                    ============  ============

   The accompanying notes are an integral part of these consolidated balance sheets.

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                              1998        1997        1996
                                           ----------- ----------- -----------
GROSS REVENUES...........................  $71,591,716 $63,301,642 $52,421,172
  Less agency commissions................    7,023,144   6,017,105   5,161,376
                                           ----------- ----------- -----------
    Net outdoor advertising revenue......   64,568,572  57,284,537  47,259,796
                                           ----------- ----------- -----------
OPERATING EXPENSES:
  Direct advertising expenses............   32,096,318  29,089,188  22,411,959
  Corporate, general and administrative..    3,903,136   3,589,189   2,404,834
  Depreciation and amortization..........    7,875,001   8,148,621   6,105,151
  Deferred compensation..................    4,315,971     900,876   1,451,031
                                           ----------- ----------- -----------
    Total operating expenses.............   48,190,426  41,727,874  32,372,975
                                           ----------- ----------- -----------
OPERATING INCOME.........................   16,378,146  15,556,663  14,886,821
                                           ----------- ----------- -----------
OTHER EXPENSES (INCOME):
  Interest expense.......................   14,407,950  14,586,568  12,247,794
  Interest expense--related party........            0      13,934     275,175
  Other expenses (income), net...........       78,827      42,517     (31,362)
  Loss on disposals of property and
   equipment, net........................      377,853     122,287     860,706
                                           ----------- ----------- -----------
    Total other expenses.................   14,864,630  14,765,306  13,352,313
                                           ----------- ----------- -----------
INCOME BEFORE EXTRAORDINARY LOSS ON EARLY
 EXTINGUISHMENT OF DEBT..................    1,513,516     791,357   1,534,508
EXTRAORDINARY LOSS ON EARLY
 EXTINGUISHMENT OF DEBT..................      329,778           0           0
                                           ----------- ----------- -----------
NET INCOME...............................  $ 1,183,738 $   791,357 $ 1,534,508
                                           =========== =========== ===========


 The accompanying notes are an integral part of these consolidated statements.

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                       CONSOLIDATED STATEMENTS OF CHANGES
                              IN MEMBER'S DEFICIT

             FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                                    Member's
                                                                    Deficit
                                                                  ------------
BALANCE, December 31, 1995....................................... $(66,829,366)
  Net income.....................................................    1,534,508
  Distributions..................................................   (3,149,620)
                                                                  ------------
BALANCE, December 31, 1996.......................................  (68,444,478)
  Net income.....................................................      791,357
  Distributions..................................................   (1,933,107)
                                                                  ------------
BALANCE, December 31, 1997.......................................  (69,586,228)
  Net income.....................................................    1,183,738
  Distributions..................................................   (1,045,000)
                                                                  ------------
BALANCE, December 31, 1998....................................... $(69,447,490)
                                                                  ============


 The accompanying notes are an integral part of these consolidated statements.

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                           1998         1997          1996
                                       ------------  -----------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income..........................  $  1,183,738  $   791,357  $   1,534,508
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
 Extraordinary loss on early
  extinguishment of debt.............       329,778            0              0
 Depreciation........................     7,043,434    7,294,989      5,811,083
 Amortization of intangible assets...     1,308,205    1,423,664      1,126,505
 Deferred compensation expense.......     4,315,971      900,876      1,451,031
 Payments for deferred
  compensation.......................    (1,332,193)  (1,118,144)    (1,226,579)
 Loss on disposals of property and
  equipment, net.....................       377,853      122,287        860,706
 Change in unrealized gain on
  investments........................          (712)    (122,682)             0
 Barter (income) loss................       (24,729)      42,692         86,729
 Purchases of investments............      (183,604)  (2,545,125)      (315,000)
 Proceeds from sale of investments...             0    1,735,345              0
 Changes in assets and liabilities,
  net of effects from acquisitions
  of businesses:
  Accounts receivable................      (659,805)    (978,663)    (1,171,643)
  Inventories........................        73,600       74,438         61,705
  Prepaid rent, expenses, and other
   assets............................       (49,972)    (346,265)       339,399
  Accounts payable, accrued
   expenses, and other liabilities...       (72,647)    (420,808)     1,374,950
  Interest payable...................      (436,242)     402,018      2,619,687
  Other liabilities--long-term.......             0     (106,407)       (16,321)
                                       ------------  -----------  -------------
   Net cash provided by operating
    activities.......................    11,872,675    7,149,572     12,536,760
                                       ------------  -----------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to property, plant, and
  equipment..........................   (10,144,346)  (7,645,961)    (4,419,452)
 Proceeds from sales of property,
  plant, and equipment...............       485,088      184,416         45,017
 Acquisitions of businesses..........             0            0    (24,300,464)
                                       ------------  -----------  -------------
   Net cash used in investing
    activities.......................    (9,659,258)  (7,461,545)   (28,674,899)
                                       ------------  -----------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Debt financing costs................       (97,921)     (11,703)    (5,288,384)
 Advances from long-term debt........    19,910,007   12,037,500    145,725,354
 Payments on long-term debt..........   (22,216,257) (10,193,133)  (119,747,164)
 Premium on senior notes redemption..      (198,000)           0              0
 Distributions.......................    (1,045,000)  (1,933,107)    (3,149,620)
                                       ------------  -----------  -------------
   Net cash (used in) provided by
    financing activities.............    (3,647,171)    (100,443)    17,540,186
                                       ------------  -----------  -------------
NET (DECREASE) INCREASE IN CASH AND
 CASH EQUIVALENTS....................    (1,433,754)    (412,416)     1,402,047
CASH AND CASH EQUIVALENTS, BEGINNING
 OF YEAR.............................     3,120,542    3,532,958      2,130,911
                                       ------------  -----------  -------------
CASH AND CASH EQUIVALENTS, END OF
 YEAR................................  $  1,686,788  $ 3,120,542  $   3,532,958
                                       ============  ===========  =============

 The accompanying notes are an integral part of these consolidated statements.

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1998, 1997, AND 1996

1. Organization and Nature of Operations

  AOA Holding LLC ("AOA Holding" or the "Company") was incorporated on May 4, 1999, as a Minnesota limited liability company. AOA Holding was formed to acquire the direct individual interests of Stephen Adams in Adams Outdoor Advertising Limited Partnership and Adams Outdoor Advertising Inc. and to serve as a co-issuer of the 10 3/8% Senior Notes due 2006 (the "Senior Notes") (Note 15). AOA Holding's assets consist of 100% of the outstanding capital stock of Adams Outdoor Advertising Inc., a 0.70% general partnership interest and a 68.3% limited partnership interest in Adams Outdoor Advertising Limited Partnership. Mr. Adams is the sole member of AOA Holdings and all operations are conducted through Adams Outdoor Advertising Limited Partnership.

  AOA Capital Corp. ("AOA Capital"), a wholly-owned subsidiary of AOA Holding, was incorporated on May 4, 1999 for the sole purpose of serving as co-issuer of the Senior Notes. AOA Capital has no independent operations and has entered into an indemnification agreement with AOA Holding which effectively provides a full and unconditional guarantee of the Senior Notes. For the foregoing reasons, separate financial statements of AOA Capital have not been presented because in management's opinion full financial statement disclosure of AOA Capital would not be meaningful.

  Adams Outdoor Advertising Limited Partnership owns and operates outdoor advertising structures in 14 markets in the Midwest, Southeast, and Mid-Atlantic states.

2. Summary of Significant Accounting Policies

 Basis for Presentation

  The transfer of ownership of Adams Outdoor Advertising Inc. and Adams Outdoor Advertising Limited Partnership to AOA Holding has been accounted for as a reorganization of entities under common control similar to a pooling of interests. Therefore, the consolidated financial statements of AOA Holding for the periods prior to its formation include the accounts of Adams Outdoor Advertising Inc. and Adams Outdoor Advertising Limited Partnership, the predecessor companies, and for the periods subsequent to its formation, the Company and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

 Use of Estimates

  The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash Equivalents

  The Company considers all short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

 Investments

  Investments consist primarily of corporate and U.S. government debt instruments and equity securities. Securities are classified in one of three categories: trading, available-for-sale, or held-to-maturity. Management of the Company determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date.

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                       DECEMBER 31, 1998, 1997, AND 1996


  The Company has classified all securities purchased and held during 1998 and 1997 as trading securities, as they are intended to be sold in the near term. Trading securities are carried at fair value, with realized and unrealized gains and losses included in net income.

 Inventories

  Inventories are valued at the lower of cost or market. Cost is determined by using the first-in, first-out method. Market approximates net realizable value.

 Property, Plant, and Equipment

  Property, plant, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

      Buildings and equipment................................... 5 to 32 years
      Outdoor advertising structures............................ 12 to 15 years
      Vehicles, machinery and equipment, and office equipment...  3 to 5 years

 Intangible Assets

  Intangible assets include financing costs, noncompete agreements, and goodwill. Goodwill is being amortized using the straight-line method over periods of between 12 and 40 years. The remaining intangible assets are recorded at cost and are amortized using the straight-line method over the assets' estimated useful lives of two to five years for noncompete agreements and the terms of the related debt for financing costs. The Company assesses the recoverability of intangible assets based on expected future cash flows.

 Income Taxes

  The Company is not considered a taxable entity for federal and state income tax purposes. Any taxable income or loss, tax credits, and certain other items are reported by the partners on their own tax returns in accordance with the partnership agreement.

 Revenue Recognition

  Revenues represent outdoor advertising services provided by the Company. The Company recognizes revenue when rendered, usually on a monthly basis in accordance with contract terms, as advertising services are provided.

 Barter Transactions

  Barter transactions, which represent the exchange of advertising for goods or services, are recorded at the estimated fair value of the advertising provided and the products or services received. Barter revenue is recognized when advertising services are rendered, and barter expense is recognized when the related products or services are received and were not material for each of the three years presented.

 Impairment of Long-lived Assets and Long-lived Assets to Be Disposed Of

  The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                       DECEMBER 31, 1998, 1997, AND 1996

January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this statement resulted in the recognition of a loss during the year ended December 31, 1996 related to impairment of long-lived assets to be disposed of (Note 14).

 New Accounting Standards

  The Company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way enterprises report information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial statements. Adams operates in a single reportable segment in the outdoor advertising industry.

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which will be effective for the Company beginning January 1, 2000, establishes accounting and reporting standards requiring that every derivative instrument (including certain embedded in other contracts) be recorded in the balance sheet as either assets or liabilities measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company has not yet quantified the impact of adopting SFAS No. 133 and has not determined the timing or method of its adoption, however it is not expected that adoption will have a material impact on earnings.

3. Related-Party Transactions

  Certain partners and employees of the general partner have ownership in HSP Graphics ("HSP"), a printing operation headquartered in Canada. The Company pays the salary and expenses of HSP employees, and HSP reimburses the Company for these expenses in cash or services. At December 31, 1998 and 1997, the Company had accounts receivable of $114 and $227,991, respectively, outstanding related to this arrangement with HSP. The Company expensed $11,000, $84,000, and $54,000 for printing services provided by HSP during 1998, 1997, and 1996, respectively.

  During 1998, the Company loaned $100,000 to an officer of the Company which is to be repaid during 1999. This amount is included in other accounts receivable.

  During 1998, the Company entered into a building lease with an officer of the Company. The lease term is for ten years and has been classified as an operating lease. Rent expense of approximately $52,000 related to this transaction has been included in direct advertising expense during the year ended December 31, 1998.

  During 1997, the Company entered an aircraft lease with a related party to the Company. The lease term is for seven years and has been classified as an operating lease. Lease and operating expenses of approximately $549,000 and $466,000 related to this transaction have been included in corporate, general and administrative expense during the year ended December 31, 1998 and 1997, respectively.

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                       DECEMBER 31, 1998, 1997, AND 1996


  Pursuant to the refinancing discussed in Note 8, notes payable of $6,730,436 to Central Advertising Company and $1,900,293 to Illinois Outdoor Advertising Company Limited Partnership were repaid in 1996, except for $231,379 payable to an unlocated noteholder which remains outstanding at December 31, 1998. Both entities are related to the Company through common ownership.

  Also pursuant to the refinancing discussed in Note 8, $11,389,165 in 9% subordinated notes and convertible notes payable to an affiliate of the general partner were repaid in 1996. Related-party interest expense of $275,175 was recorded during the year ended December 31, 1996 related to these notes.

4. Investments

  The carrying and estimated fair values of investment securities at December 31, 1998 and 1997 are summarized as follows:

                                                       1998
                                    -------------------------------------------
                                                 Gross      Gross
                                               Unrealized Unrealized Estimated
                                                Holding    Holding      Fair
   Type of Each Issue                  Cost      Gains      Losses     Value
   ------------------               ---------- ---------- ---------- ----------
   Trading securities:
   Cash and money market funds..... $1,127,721  $      0   $      0  $1,127,721
   U.S. Treasury obligations.......     74,722     1,403          0      76,125
   Equity securities...............    481,639   106,109     (6,592)    581,156
   Fixed income debt securities....     91,453     2,991       (469)     93,975
                                    ----------  --------   --------  ----------
                                    $1,775,535  $110,503   $ (7,061) $1,878,977
                                    ==========  ========   ========  ==========
                                                       1997
                                    -------------------------------------------
                                                 Gross      Gross
                                               Unrealized Estimated  Estimated
                                                Holding      Fair       Fair
   Type of Each Issue                  Cost      Gains      Losses     Value
   ------------------               ---------- ---------- ---------- ----------
   Trading securities:
   Overnight investments........... $  132,032  $      0   $      0  $  132,032
   U.S. Treasury obligations.......     73,139         0          0      73,139
   Equity securities...............    793,543   150,147    (24,967)    918,723
   Fixed income debt securities....    136,403     3,128       (956)    138,575
   Other...........................     15,174     3,122          0      18,296
                                    ----------  --------   --------  ----------
                                    $1,150,291  $156,397   $(25,923) $1,280,765
                                    ==========  ========   ========  ==========

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                       DECEMBER 31, 1998, 1997, AND 1996


5. Property, Plant, and Equipment

  Property, plant, and equipment consists of the following at December 31, 1998 and 1997:

                                                           1998        1997
                                                        ----------- -----------
   Land................................................ $ 2,398,489 $ 2,673,295
   Buildings and improvements..........................   4,185,364   3,929,319
   Outdoor advertising structures...................... 100,950,797  95,018,461
   Vehicles............................................   3,436,538   2,931,049
   Machinery and equipment.............................     739,698     724,939
   Office equipment....................................   4,065,258   2,895,530
   Construction in progress............................   1,459,417     824,196
                                                        ----------- -----------
                                                        117,235,561 108,996,789
   Less accumulated depreciation.......................  63,885,413  57,906,612
                                                        ----------- -----------
                                                        $53,350,148 $51,090,177
                                                        =========== ===========

6. Intangible Assets

  Intangible assets consist of the following at December 31, 1998 and 1997:

                                                           1998        1997
                                                        ----------- -----------
   Goodwill............................................ $ 7,582,597 $ 7,582,597
   Noncompete agreements...............................   2,425,500   2,425,500
   Financing costs.....................................   5,170,270   5,304,128
                                                        ----------- -----------
                                                         15,178,367  15,312,225
   Less accumulated amortization.......................   6,070,456   4,862,252
                                                        ----------- -----------
                                                        $ 9,107,911 $10,449,973
                                                        =========== ===========

7. Accrued Expenses and Other Liabilities

  Accrued expenses and other liabilities consist of the following at December
31, 1998 and 1997:

                                                           1998        1997
                                                        ----------- -----------
   Accrued insurance................................... $   391,872 $   432,141
   Accrued payroll.....................................     205,236     690,619
   Other...............................................   1,986,501   1,550,745
                                                        ----------- -----------
                                                        $ 2,583,609 $ 2,673,505
                                                        =========== ===========

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                       DECEMBER 31, 1998, 1997, AND 1996


8. Long-Term Debt

  Long-term debt at December 31, 1998 and 1997 consists of the following:

                                                          1998         1997
                                                      ------------ ------------
   10.75% senior notes .............................. $101,000,000 $105,000,000
   Revolving credit facilities ......................   31,727,500   30,033,750
                                                      ------------ ------------
                                                       132,727,500  135,033,750
   Less current installments.........................            0    4,000,000
                                                      ------------ ------------
   Long-term debt, less current installments......... $132,727,500 $131,033,750
                                                      ============ ============

  On March 12, 1996, the Company completed a refinancing (the "Refinancing") of its outstanding debt. Pursuant to the Refinancing, substantially all of the partnership's existing debt was repaid, $105 million of 10.75% senior notes due 2006 (the "Senior Notes") were issued, and a credit agreement (the "Credit Agreement") was executed which provided for a revolving credit facility with total availability of $15 million. On December 2, 1996, the Credit Agreement was amended and restated to increase the availability on the revolving credit facility from $15 million to $35 million for a fee of $387,500. On March 31, 1998, the Company entered into an additional $3 million senior unsecured credit facility to increase the line of credit to $38 million. In September 1998, proceeds from the senior unsecured facility were used to purchase $4 million of the Company's Senior Notes on the open market at 105% of principal plus accrued interest. As a result of the purchase, the Company recognized an extraordinary loss of $329,778, which represented the premium plus recognition of a proportionate share of the associated deferred financing fees. In November 1998, the senior unsecured credit facility was increased to $8 million.

  Borrowings under the Credit Agreement bear interest at a rate equal to, at the option of the Company, either (i) the base rate (which is defined as the higher of the prime rate or the federal funds rate, or (ii) LIBOR, in each case plus an applicable margin, as defined, determined by reference to the ratio of total debt to cash flow of the Company. At December 31, 1998, the weighted-average interest rate was 8.8% on outstanding borrowings, respectively.

  The obligations of the Company under the Credit Agreement are secured primarily by a first priority pledge of the stock of Adams Outdoor Advertising, Inc., the corporate general partner, a first priority pledge of the Company interests, and a first priority lien on all the assets of the Company, with the exception of certain real estate assets which are subject to a negative pledge.

  The Credit Agreement contains, among other things, covenants restricting the ability of the Company to dispose of assets, make distributions to its partners, create liens, make capital expenditures, make certain investments or acquisitions, enter into transactions with affiliates, and otherwise restrict certain activities. The Credit Agreement also contains financial covenants related to minimum interest coverage, maximum leverage ratio, and a minimum fixed-charge coverage ratio.

  The Senior Notes were issued under an indenture dated March 12, 1996 (the "Indenture") among the Company and the trustee of the Senior Notes. The Senior Notes are senior unsecured obligations of the Company ranking pari passu in right of payment with all existing and future senior indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company that by its terms is subordinated in right of payment to the Senior Notes. The Senior Notes are effectively subordinated to all secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness.

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                       DECEMBER 31, 1998, 1997, AND 1996

  The Senior Notes mature on March 15, 2006 and bear interest at an annual rate of 10.75% from the date of issuance until maturity. Interest is payable semiannually in arrears on March 15 and September 15 to holders of record of the Senior Notes.

  The Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 2001 at the following redemption prices (expressed as a percentage of principal amount), together, in each case, with accrued and unpaid interest to the redemption date, if redeemed during the 12-month period beginning on March 15 of each year as listed below:

            Year:
              2001.............................. 105.375%
              2002.............................. 103.583
              2003.............................. 101.792
              2004 and thereafter............... 100.000

  Also, up to 25% of the Senior Notes are redeemable at the option of the Company in the event of a public equity offering.

  The Indenture contains, among other things, covenants restricting the ability of the Company to incur additional indebtedness, make certain distributions, make certain investments, change the status of company subsidiaries, create liens, enter into transactions with affiliates, dispose of assets, enter into sale and lease-back transactions, make payments for consents, enter into any additional lines of business, and otherwise restrict certain activities.

  At December 31, 1998, the fair value of the Company's long-term debt based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of similar remaining maturities was approximately $140.3 million.

  Annual minimum maturities of long-term debt based on amounts outstanding at December 31, 1998 are as follows:

            1999............................ $          0
            2000............................    2,000,000
            2001............................   29,727,500
            2002............................            0
            2003............................            0
            Thereafter......................  101,000,000
                                             ------------
                                             $132,727,500
                                             ============

9. Employee Benefit Plan

  The Company has a 401(k) plan deferred savings and profit-sharing plan. Employees must be at least age 21 and have completed one year of service to participate in the plan. Employees may contribute up to 10% of their salaries, and the Company matches employee contributions at the rate of 50% up to 6% of the employee's salary. The Company's contributions to the plan were approximately $240,000, $188,000, and $166,000 in the years ended December 31, 1998, 1997, and 1996, respectively.

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                       DECEMBER 31, 1998, 1997, AND 1996


10. Deferred Compensation Benefits

 Phantom Stock Agreements

  The Company has deferred compensation benefits referred to as phantom stock agreements with certain management personnel. The compensation is calculated using a multiple of the operating profit of a division or the Company for the year ending immediately prior to the determination date over the base cost, which is the assigned value of the division or the Company, at the date of the agreement's execution. The agreements provide for three equal annual payments to the participants on the determination date, which is defined as termination, death, disability, the sale of the Company, or the fifth anniversary of the agreement's execution. The Company incurred deferred compensation expense related to these agreements of $4,098,014, $698,376, and $1,136,031 for the years ended December 31, 1998, 1997, and 1996, respectively.

 Nonqualified Retirement Plans

  The Company also maintains certain nonqualified retirement plans (the "Plans") to provide deferred compensation benefits for certain members of management. The Company has established trusts (the "Trusts") for contributions to provide sources of funds for liabilities under the Plans. The Trusts are revocable and constitute unfunded arrangements as their assets are subject to the claims of the Company's creditors in the event of insolvency, until such time as the obligations have been paid to plan participants in accordance with the Plans. Earnings of the trusts are allocated proportionately to participant accounts. During the years ended December 31, 1998, 1997, and 1996, the Company recorded deferred compensation expense of $217,501, $202,500, and $315,000 respectively, to these plans.

11. Commitments and Contingencies

 Operating Lease Commitments

  The Company leases real estate to erect signs in commercial and industrial areas along traffic routes in cities or close to populated urban areas. The partnership also leases certain vehicles used in its operations. These leases have terms ranging from one to ten years.

  Approximate future minimum lease payments under noncancelable operating leases with terms in excess of one year at December 31, 1998 are as follows:

            1999............................. $ 4,404,357
            2000.............................   3,372,665
            2001.............................   2,597,828
            2002.............................   2,127,747
            2003.............................   3,169,800
            Thereafter.......................  17,789,695
                                              -----------
                                              $33,462,092
                                              ===========

  Rent expense incurred under operating leases aggregated approximately $7,315,000 $7,735,000, and $6,042,000 for the years ended December 31, 1998,
1997, and 1996, respectively.

 Zoning Regulations

  In 1988, the city of Charlotte, North Carolina, adopted a comprehensive sign ordinance prohibiting the construction of virtually all new, off-premise outdoor advertising signs within the city limits and mandating that

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                       DECEMBER 31, 1998, 1997, AND 1996

all nonconforming signs either be brought into compliance or be removed by February 1, 1998 at the owner's expense without payment of compensation. Through March 1998, the Company had received a total of 307 notices of violation ("NOVs"). The Company does not anticipate receiving any additional NOVs at this time. In 1988, the Company filed a lawsuit in the Superior Court of Mecklenburg County, North Carolina, challenging the constitutionality of the Charlotte sign ordinance. In 1998 the case was settled, and approximately 160 of the billboards in question must be removed at the Company's expense by December 5, 2002. This will result in a material adverse impact on the gross revenues and cash flow attributable to the Charlotte market, but, in the opinion of management, not on the financial condition of the Company as a whole.

  In other localities in which the Company operates, outdoor advertising is subject to restrictive and, in some cases, prohibitive, zoning regulations. Management expects federal, state, and local regulations to continue to be a significant factor in the operation of the Company's business.

 Litigation

  The Company is a party to a number of lawsuits and claims which it is vigorously defending. Such matters arise out of the normal course of business and relate to government regulations and other issues. Certain of these actions seek damages in significant amounts. While the results of litigation cannot be predicted with certainty, management believes, based on advice of Company counsel, the final outcome of such litigation will not have a material adverse effect on the consolidated financial statements of the Company.

 Concentration Of Risks

  Approximately 10.3%, 10.5%, and 12.5% of the Company's net revenues for the years ended December 31, 1998, 1997, and 1996, respectively, were attributable to the tobacco products industry. In November 1998, the major U.S. tobacco companies (the "Tobacco Companies") reached an out of court settlement (the "Agreement") with 46 states, the District of Columbia, the Commonwealth of Puerto Rico and four other U.S. territories (the "Settling States"). The remaining four states had already reached similar settlements with the Tobacco Companies. The Agreement calls for the removal of tobacco advertising from out-of-home media, including billboards, along with signs and placards in arenas, stadiums, shopping malls and video game arcades by April 23, 1999. Additionally, the Agreement provides that, at the Settling States' option, the Tobacco Companies must, at their expense, substitute for tobacco advertising alternative advertising which discourages youth smoking. That alternative advertising must remain in place for the duration of the Tobacco Companies' out-of-home media advertising contracts which existed as of the date of the Agreement.

  The elimination of tobacco advertising as called for by the Agreement will cause a reduction in direct revenues from Tobacco Companies and may simultaneously increase the available space on the existing inventory of billboards in the outdoor advertising industry. Although the extent of the future impact on operations is not known, the Company has been successful thus far in replacing tobacco advertising in its Minneapolis market where settlement was reached prior to the Agreement. While this is positive, the Company can give no assurance that the further cutbacks in tobacco advertising during 1999 will not have an adverse effect on operations for 1999 or beyond.

12. Supplemental Cash Flow Information

  The following summarizes supplemental cash paid and noncash activities for the years ended December 31, 1998, 1997, and 1996:

                                                1998        1997        1996
                                             ----------- ----------- ----------
Supplemental disclosure of cash paid during
 the year for interest.....................  $14,367,555 $13,639,516 $9,095,866
                                             =========== =========== ==========

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                       DECEMBER 31, 1998, 1997, AND 1996

13. Acquisitions

  During 1996, the Company completed acquisitions of two outdoor advertising operations. Both acquisitions were accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed based on their fair values at the dates of acquisition. Both acquisitions were funded through borrowings.

  On October 25, 1996, the Company executed a purchase agreement for the Northeast Pennsylvania division ("NEPA") by acquiring all of the outstanding shares of PA Outdoor, Inc., for $6,765,000 in cash, and by acquiring selected assets and liabilities of Matthew Outdoor Advertising Acquisition Co., L.P. for $1,450,000 in cash. The Company also paid $100,000 for noncompete agreements which were amortized over two years, and incurred $243,000 in transaction costs.

  On November 18, 1996, the Company acquired selected assets and liabilities of Morgan Newsome Monroe, Inc. ("MNM") for $14,029,000 in cash. The Company also paid $1,650,000 for noncompete agreements which were amortized over three years, and incurred $64,000 in transaction costs.

  The net purchase price of the acquisitions was allocated as follows:

                                                            NEPA        MNM
                                                         ---------- -----------
   Working capital...................................... $  158,000 $   629,000
   Property, plant, and equipment.......................  8,300,000  13,464,000
   Other assets.........................................    100,000   1,650,000
                                                         ---------- -----------
   Purchase price....................................... $8,558,000 $15,743,000
                                                         ========== ===========

  The following unaudited pro forma information presents a summary of the results of operations of the Company, NEPA, and MNM as if the acquisitions had occurred at the beginning of 1996, with pro forma adjustments to give effect to additional depreciation based on the fair market value of the property, plant, and equipment acquired; interest expense on acquisition debt; and the amortization of intangibles arising from the transactions. The pro forma financial information is not necessarily indicative of the results of operations as they would have resulted if the transactions had been effected on the assumed dates.

                                                                    Year Ended
                                                                   December 31,
                                                                       1996
                                                                   ------------
                                                                   (Unaudited)
   Net outdoor advertising revenue................................ $53,342,000
                                                                   ===========
   Operating income............................................... $14,843,000
                                                                   ===========
   Net loss....................................................... $  (462,000)
                                                                   ===========

14. Disposal Of Equipment

  In June 1996, the Company invested $662,098 in assets to provide in-store advertising equipment. These assets were utilized from June through December 1996, resulting in $179,864 in operating expenses in excess of revenue. In December 1996, management determined that the asset value had been impaired and approved a plan of disposal to be completed in January 1997. A loss equal to the carrying value of the assets of $662,098 was recognized in 1996 and has been included in the consolidated statement of operations as loss on disposal of property and equipment, net.

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                       DECEMBER 31, 1998, 1997, AND 1996


15. Subsequent Event

  In May 1999, following its organization, AOA Holding and its 100% owned subsidiary, AOA Capital issued $50 million of Senior Notes. The net proceeds from the offering were used by AOA Holding (i) to make a $32.5 million distribution to its sole member, (ii) to repay $13.25 million of indebtedness of Adams Partnership, and (iii) to make a $2.5 million allocation to the Adams Outdoor Advertising Limited Partnership minority limited partner.

  The Senior Notes are unsecured obligations of AOA Holding and its 100% owned subsidiary, AOA Capital. The Senior Notes mature on June 1, 2006 and bear interest at 10 3/8%. Interest is payable semi-annually in arrears on March 15 and September 15, commencing September 15, 1999. The interest rate is subject to increase if the Senior Notes are not registered with the Securities and Exchange Commission and declared effective within 150 days of the original issuance.

  The Senior Notes are redeemable at the option of the Company, in whole or in part after June 1, 2003 at the following redemption prices (expressed as percentage of principal amount), together, in each case, with accrued and unpaid interest to the redemption date; 105.188% in 2003, 102.594% in 2004 and 100.00% in 2005 and thereafter. The Company may also redeem the Senior Notes in whole but not in part at any time during the nine-month period beginning on April 15, 2001 at 100% of the aggregate principal plus accrued and unpaid interest in the event of a concurrent redemption by Adams Outdoor Advertising Limited Partnership of its outstanding notes.

  The Indenture contains, among other things, covenants restricting the ability of the Company to incur additional indebtedness, make certain distributions, make certain investments, change the status of company subsidiaries, create liens, enter into transactions with affiliates, dispose of assets, enter into sale-leaseback transactions, make payments for consents, and enter into additional lines of business.

  In connection with the reorganization, the Adams Outdoor Advertising Limited Partnership agreement was amended to provide that the limited partnership interest of AOA Holding become a "priority" interest whereby all limited partner distributions (other than permitted tax distributions) will be made only to AOA Holding until the notes are paid in full. In recognition of the change in the partnership agreement, the Company paid to the minority limited partner $2.5 million.

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                          CONSOLIDATED BALANCE SHEETS

                      JUNE 30, 1999 AND DECEMBER 31, 1998

                             (Dollars in thousands)

                                                        June 30,   December 31,
                                                          1999         1998
                        ASSETS                         ----------- ------------
                                                       (unaudited)
Current assets:
  Cash and cash equivalents...........................  $   3,039    $  1,687
  Investments.........................................      2,569       1,879
  Accounts receivable, less allowance for doubtful
   accounts of $895 and $648 at June 30, 1999 and
   December 31, 1998, respectively....................      9,992       8,424
  Receivables from related parties....................         59         129
  Inventories.........................................         73          69
  Prepaid rent........................................      3,084       2,826
  Prepaid expenses....................................        725         647
                                                        ---------    --------
    Total current assets..............................     19,541      15,661

Property, plant and equipment, net....................     54,907      53,350
Intangible assets, net................................      9,918       9,108
Other assets..........................................         76          74
                                                        ---------    --------
                                                        $  84,442    $ 78,193
                                                        =========    ========

           LIABILITIES AND MEMBER'S DEFICIT
Current liabilities:
  Accounts payable....................................  $     598    $    558
  Interest payable....................................      3,994       3,606
  Accrued expenses and other liabilities..............      2,513       2,583
  Deferred compensation...............................        738       4,108
                                                        ---------    --------
    Total current liabilities.........................      7,843      10,855

Long-term debt, less current installments.............    173,900     132,728
Deferred compensation.................................      5,119       4,057
                                                        ---------    --------
    Total liabilities.................................    186,862     147,640

Commitments and contingencies (Note 4)

Member's deficit......................................  (102,420)    (69,447)
                                                        ---------    --------
                                                        $  84,442    $ 78,193
                                                        =========    ========

 See accompanying notes to unaudited interim consolidated financial statements.

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
                             (Dollars in Thousands)

                                               Quarter Ended     Six Months
                                                 June 30,      Ended June 30,
                                              ---------------- ----------------
                                               1999     1998    1999     1998
                                              -------  ------- -------  -------
Gross Revenues............................... $19,374  $18,622 $35,926  $34,364
  Less agency commissions....................   1,761    1,866   3,264    3,393
                                              -------  ------- -------  -------
    Net outdoor advertising revenue..........  17,613   16,756  32,662   30,971

Operating expenses:
  Direct advertising expenses................   8,308    7,898  16,275   15,367
  Corporate general and administrative.......     704    1,105   1,298    2,109
  Depreciation and amortization..............   1,892    2,070   3,749    4,133
  Deferred compensation......................     510      203     870      331
                                              -------  ------- -------  -------
    Total operating expenses.................  11,414   11,276  22,192   21,940
                                              -------  ------- -------  -------
    Operating income.........................   6,199    5,480  10,470    9,031
                                              -------  ------- -------  -------

Other expenses (income):
  Interest expense...........................   3,990    3,646   7,435    7,291
  Interest expense--related parties..........       0        6       0       14
  Payment to Adams Outdoor Advertising
   Limited Partnership minority limited
   partner...................................   2,500        0   2,500        0
  Other (income) expense, net................     (26)      68     (14)      62
  Loss on disposals of property, plant and
   equipment, net............................      22       15      21       19
                                              -------  ------- -------  -------
    Total other expenses.....................   6,486    3,735   9,942    7,386
                                              -------  ------- -------  -------
    Net income (loss)........................ $  (287) $ 1,745 $   528  $ 1,645
                                              =======  ======= =======  =======


 See accompanying notes to unaudited interim consolidated financial statements.

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

             CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S DEFICIT
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

                                  (Unaudited)
                             (Dollars in Thousands)

                                                                     MEMBER'S
                                                                      DEFICIT
                                                                     ---------
BALANCE, DECEMBER 31, 1998.......................................... $ (69,447)
  NET INCOME........................................................       528
  DISTRIBUTIONS.....................................................   (33,501)
                                                                     ---------
BALANCE, JUNE 30, 1999.............................................. $(102,420)
                                                                     =========



 See accompanying notes to unaudited interim consolidated financial statements.

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (Unaudited)
                             (Dollars in Thousands)

                                                                 Six Months
                                                                   Ended
                                                                  June 30,
                                                               ---------------
                                                                1999     1998
                                                               -------  ------
                                                                (Unaudited)
Cash flows from operating activities:
  Net income.................................................. $   528  $1,645
  Adjustments to reconcile net income to cash provided by
   operating activities:
    Depreciation..............................................   3,354   3,713
    Amortization of intangible assets.........................     684     687
    Deferred compensation expense.............................     870     712
    Payments of deferred compensation.........................  (3,678) (1,092)
    Barter income.............................................     (55)   (141)
    (Gain) loss on disposals of property, plant and equipment,
     net......................................................      21      19
    Purchases of investments..................................    (380)   (571)
    Changes in assets and liabilities:
      Accounts receivable, net................................  (1,527) (1,966)
      Inventories.............................................      (4)     23
      Prepaid rent and other prepaid expenses.................    (336)   (354)
      Other assets............................................      (2)      3
      Accounts payable and accrued expenses...................     160      (5)
      Interest payable........................................     388    (276)
      Other liabilities--long term............................       0     (75)
                                                               -------  ------
        Net cash provided by operating activities.............      23   2,322

Cash flows from investing activities:
  Additions to property, plant and equipment..................  (4,856) (2,799)
  Proceeds from sales of property, plant and equipment........       8       1
                                                               -------  ------
        Net cash used in investing activities.................  (4,848) (2,798)

Cash flows from financing activities:
  Debt financing costs........................................  (1,494)    (81)
  Payments on revolving line of credit........................ (18,240) (4,844)
  Advances on revolving line of credit........................   9,412   6,744
  Proceeds from long-term debt................................  50,000       0
  Distributions............................................... (33,501)   (518)
                                                               -------  ------
        Net cash provided by financing activities.............   6,177   1,301
                                                               -------  ------
Net increase in cash and cash equivalents.....................   1,352     825
Cash and cash equivalents at beginning of period..............   1,687   3,121
                                                               -------  ------
Cash and cash equivalents at end of period.................... $ 3,039  $3,946
                                                               =======  ======

 See accompanying notes to unaudited interim consolidated financial statements.

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 1999

                                  (Unaudited)

(1) The Limited Liability Corporation

 Organization

  AOA Holding LLC ("AOA Holding" or the "Company") was incorporated on May 4, 1999, as a Minnesota limited liability company. AOA Holding was formed to acquire the direct individual interests of Stephen Adams in Adams Outdoor Advertising Limited Partnership and Adams Outdoor Advertising Inc. and to serve as a co-issuer of the 10 3/8% Senior Notes due 2006 (the "Senior Notes") (Note 3). AOA Holding's assets consist of 100% of the outstanding capital stock of Adams Outdoor Advertising Inc., a 0.70% general partnership interest and a 68.3% limited partnership interest in Adams Outdoor Advertising Limited Partnership. Mr. Adams is the sole member of AOA Holdings and all operations are conducted through Adams Outdoor Advertising Limited Partnership.

  AOA Capital Corp. ("AOA Capital"), a wholly-owned subsidiary of AOA Holdings, was incorporated on May 4, 1999 for the sole purpose of serving as co-issuer of the Senior Notes.

(2) Summary of Significant Accounting Policies

 Basis of Presentation

  The accompanying unaudited consolidated financial statements have been prepared by AOA Holding in accordance with the instructions for Form 10-Q and therefore do not include all information and footnotes necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. However, in the opinion of management, all adjustments, which consist of normal recurring accruals necessary for a fair presentation of the information for the periods presented have been made. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been considered or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the audited financial statements of AOA Holding LLC and subsidiaries as of and for the year ended December 31, 1998. Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

  The transfer of ownership of Adams Outdoor Advertising Inc. and Adams Outdoor Advertising Limited Partnership to AOA Holding (Note 1) has been accounted for as a reorganization of entities under common control similar to a pooling of interests. Therefore, the consolidated financial statements of AOA Holding for the periods prior to its formation include the accounts of Adams Outdoor Advertising Inc. and Adams Outdoor Advertising Limited Partnership, the predecessor companies, and for the periods subsequent to its formation, the Company and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

(3) Offering

  In May 1999, following the organization, AOA Holding and its 100% owned subsidiary, AOA Capital issued $50 million of Senior Notes. The net proceeds from the offering were used by AOA Holding (i) to make a $32.5 million distribution to its sole member, (ii) to repay $13.25 million of indebtedness of Adams Outdoor Advertising Limited Partnership, and (iii) to make a $2.5 million allocation to the Adams Outdoor Advertising Limited Partnership minority limited partner.

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) JUNE 30, 1999

                                  (Unaudited)

  The Senior Notes are unsecured obligations of AOA Holding and its 100% owned subsidiary, AOA Capital. The Senior Notes mature on June 1, 2006 and bear interest at 10 3/8%. Interest is payable semi-annually in arrears on March 15 and September 15, commencing September 15, 1999. The interest rate is subject to increase if the Senior Notes are not registered with the Securities and Exchange Commission and declared effective within 150 days of the original issuance.

  The Senior Notes are redeemable at the option of the Company, in whole or in part after June 1, 2003 at the following redemption prices (expressed as percentage of principal amount), together, in each case, with accrued and unpaid interest to the redemption date; 105.188% in 2003, 102.594% in 2004 and 100.00% in 2005 and thereafter. The Company may also redeem the Senior Notes in whole but not in part at any time during the nine-month period beginning on April 15, 2001 at 100% of the aggregate principal plus accrued and unpaid interest in the event of a concurrent redemption by Adams Outdoor Advertising Limited Partnership of its outstanding notes.

  The Indenture contains, among other things, covenants restricting the ability of the Company to incur additional indebtedness, make certain distributions, make certain investments, change the status of company subsidiaries, create liens, enter into transactions with affiliates, dispose of assets, enter into sale-leaseback transactions, make payments for consents, and enter into additional lines of business.

  In connection with the reorganization, the Adams Outdoor Advertising Limited Partnership agreement was amended to provide that the limited partnership interest of AOA Holding become a "priority" interest whereby all limited partner distributions (other than permitted tax distributions) will be made only to AOA Holding until the notes are paid in full. In recognition of the change in the partnership agreement, the Company paid to the minority limited partner $2.5 million, which has been reflected as other expense in the accompanying consolidated statements of operations.

(4) Commitment and Contingencies

 Zoning Regulations

  In 1988, the city of Charlotte, North Carolina, adopted a comprehensive sign ordinance prohibiting the construction of virtually all new, off-premise outdoor advertising signs within the city limits and mandating that all nonconforming signs either be brought into compliance or be removed by February 1, 1998 at the owner's expense without payment of compensation. Through March 1998, the Company had received a total of 307 notices of violation ("NOV's"). The Company does not anticipate receiving any additional NOV's at this time. In 1998, the Company filed a lawsuit in the Superior Court of Mecklenburg County, North Carolina, challenging the constitutionality of the Charlotte sign ordinance. In 1998 the case was settled, and approximately 160 of the billboards in question must be removed at the Company's expense by December 5, 2002. This will result in a material adverse impact on the gross revenues and cash flow attributable to the Charlotte market, but, in the opinion of management, not on the financial condition of the Company as a whole.

  In other localities in which the Company operates, outdoor advertising is subject to restrictive and, in some cases, prohibitive, zoning regulations. Management expects federal, state, and local regulations to continue to be a significant factor in the operation of the Company's business.

 Concentration Of Risks

  Approximately 10.3%, 10.5%, and 12.5% of the Company's net revenues for the years ended December 31, 1998, 1997, and 1996, respectively, were attributable to the tobacco products industry. In November 1998, the major U.S. tobacco companies (the "Tobacco Companies") reached an out of court settlement (the

                   AOA HOLDING LLC AND SUBSIDIARIES (NOTE 2)

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) JUNE 30, 1999

                                  (Unaudited)

"Agreement") with 46 states, the District of Columbia, the Commonwealth of Puerto Rico and four other U.S. territories (the "Settling States"). The remaining four states had already reached similar settlements with the Tobacco Companies. The Agreement calls for the removal of tobacco advertising from out-of-home media, including billboards, along with signs and placards in arenas, stadiums, shopping malls and video game arcades by April 23, 1999. Additionally, the Agreement provides that, at the Settling States' option, the Tobacco Companies must, at their expense, substitute for tobacco advertising alternative advertising which discourages youth smoking. That alternative advertising must remain in place for the duration of the Tobacco Companies' out-of-home media advertising contracts which existed as of the date of the Agreement.

  The elimination of tobacco advertising as called for by the Agreement will cause a reduction in direct revenues from Tobacco Companies and may simultaneously increase the available space on the existing inventory of billboards in the outdoor advertising industry. Although the extent of the future impact on operations is not known, the Company has been successful thus far in replacing tobacco advertising in its Minneapolis market where settlement was reached prior to the Agreement. While this is positive, the Company can give no assurance that the further cutbacks in tobacco advertising during 1999 will not have an adverse effect on operations for 1999 or beyond.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

  AOA Holding LLC. AOA Holding LLC is a limited liability company organized under the laws of the State of Minnesota. Section 699 of the Minnesota Limited Liability Company Act (the "LLC Act") provides that, subject to such prohibition or conditions if any as are set forth in its articles of organization or operating agreement, a limited liability company shall indemnify its employees, managers and governors for expenses and liabilities, including attorney's fees and disbursements, incurred by such person by reason of their former or present official capacity as an employee, manager or governor. In order to be entitled to indemnification with respect to a purported error or omission, an employee, manager or governor must (i) have acted in good faith, (ii) have received no improper personal benefit, (iii) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful, and (iv) reasonably believed that the conduct was in the best interests of the limited liability company.

  Section 4.02 of AOA Holding LLC's Operating Agreement provides that AOA Holding LLC shall indemnify its managers and governors for such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required by Section 699 of the LLC Act, as amended from time to time, or as required or permitted by applicable law.

  AOA Capital Corp. AOA Capital Corp is incorporated under the laws of the State of Minnesota. Section 521 of the Minnesota Business Corporation Act (the "MBCA") provides that, subject to such prohibition or condition if any as set forth in its articles and bylaws, a corporation shall indemnify its officers and directors for expenses and liabilities, including attorney's fees and disbursements, incurred by such person by reason of their former or present office as an officer or director. In order to be entitled to indemnification with respect to a purported error or omission, an officer or director must (i) have acted in good faith, (ii) have received no improper personal benefit,
(iii) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful, and (iv) reasonably believed that the conduct was in the best interests of the corporation.

  Section 7.01 of AOA Capital Corp's Bylaws provides that AOA Capital Corp shall indemnify persons for such expenses and liabilities in such manner, under such circumstances, and to the extent required by the MBCA.

  AOA Holding LLC, AOA Capital Corp and each of their respective directors, governors and managers have entered into an indemnity agreement in the form filed as an exhibit to this Registration Statement. The agreements provide that AOA Holding LLC and AOA Capital Corp shall indemnify such directors, governors, and managers in accordance with, and to the fullest extent authorized, by the LLC Act or the MBCA. The agreements also provide that AOA Holding LLC and AOA Capital Corp shall indemnify such directors, governors and managers for all expenses and liabilities incurred by such indemnitee in connection with a proceeding to which such indemnitee is, was or is threatened to be made a witness or a party by reason of the fact that such indemnitee is or was a director, officer, employee or agent of AOA Holding LLC or AOA Capital Corp. The agreements also provide for a right of contribution in the event that such indemnification is unavailable.

Item 21. Exhibits and Financial Statement Schedules

  (a) Exhibits

 Exhibit
 Number  Exhibit
 ------- -------
  *3.1   Articles of Incorporation of AOA Capital Corp
  *3.2   Bylaws of AOA Capital Corp
  *3.3   Articles of Organization of AOA Holding LLC
  *3.4   Operating Agreement of AOA Holding LLC
  *3.5   Member Control Agreement of AOA Holding LLC
         Indenture, dated as of May 26, 1999 among AOA Capital Corp, AOA
  *4.1   Holding LLC and United States Trust Company of New York, as trustee
         Form of 10-3/8% Senior notes due 2006 (included in Exhibit 4.1 above
  *4.2   as Exhibit A)
         Registration Rights Agreement dated as of May 26, 1999 by and among
  *4.3   AOA Holding LLC, AOA Capital Corp and CIBC World Markets Corp.
         Securities Purchase Agreement, dated as of May 21, 1999 by and among
  *4.4   AOA Holding LLC, AOA Capital Corp and CIBC World Markets Corp.
  *5.1   Opinion of Kaplan, Strangis and Kaplan, P.A.
  *8.1   Tax Opinion
  10.1   Employment Agreement between Adams Outdoor Advertising Inc. ("Adams
         Outdoor Advertising, Inc.") and Stephen Adams, incorporated by reference to Exhibit 10.2 of Adams Outdoor Advertising, Inc.'s
         Registration Statement on Form S-4 (File No. 333-3338) (the "Adams
         Outdoor Advertising, Inc. Registration Statement")
         Phantom Stock Agreement between Adams Outdoor Advertising Limited
         Partnership ("Adams Outdoor Advertising Limited Partnership") and J.
 *10.2   Kevin Gleason
  10.3   Phantom Stock Agreement between Adams Outdoor Advertising Limited
         Partnership and Abe Levine, incorporated by reference to Exhibit 10.4 of the Adams Outdoor Advertising, Inc. Registration Statement
  10.4   Adams Outdoor Advertising Limited Partnership Nonqualified Plan for
         Key Employees, incorporated by reference to Exhibit 10.5 of the Adams
         Outdoor Advertising, Inc. Registration Statement
         Deficit Capital Contribution Agreement between Stephen Adams and AOA
 *10.5   Holding LLC
         Proceeds Allocation and Indemnity Agreement between AOA Holding LLC
 *10.6   and AOA Capital Corp
 *10.7   Form of Indemnity Agreement
 *12.1   Statement re: Computation of Ratios
  16.1   Letter from KPMG LLP, regarding the change in certifying accountant incorporated by reference to Exhibit 16 of Adams Outdoor Advertising,
         Inc.'s Current Report on Form 8-K/A filed on September 15, 1998
 *21.1   Subsidiaries of AOA Holding LLC
         Consent of Kaplan, Strangis and Kaplan, P.A. (included in Exhibit 5.1
 *23.1   above)
  23.2   Consent of KPMG, LLP
  23.3   Consent of Arthur Andersen LLP
 *24.1   Powers of Attorney
 *25.1   Statement of Eligibility of trustee on Form T1
 *99.1   Form of Letter of Transmittal
 *99.2   Form of Notice of Guaranteed Delivery
 *99.3   Form of Tender Instructions

--------
*  Previously filed.

  (b) Financial Statement Schedules
    Report of Independent Public Accountants on Financial Statement
    Schedule
    Schedule II--Valuation and Qualifying Accounts

Item 22. Undertakings.

  (a) The undersigned registrants hereby undertake:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described under Item 20 or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (5) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (6) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities and Exchange Act of 1933, AOA Capital Corp has duly caused Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta and the State of Georgia on this 22nd day of October, 1999.

                                          AOA CAPITAL CORP

                                                   /s/ J. Kevin Gleason
                                          By:  ________________________________
                                                     J. Kevin Gleason
                                               President and Chief Executive
                                                          Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                        Title                 Date

        /s/ J. Kevin Gleason           President and Chief
-------------------------------------   Executive Officer        October 22,
          J. Kevin Gleason              (principal                1999
                                        executive officer)

           /s/ Abe Levine              Vice President,
-------------------------------------   Chief Financial          October 22,
             Abe Levine                 Officer and               1999
                                        Treasurer
                                        (principal
                                        financial and
                                        accounting officer)

                  *                    Director
-------------------------------------                            October 22,
            Stephen Adams                                         1999

        /s/ J. Kevin Gleason           Director
-------------------------------------                            October 22,
          J. Kevin Gleason                                        1999

                  *                    Director
-------------------------------------                            October 22,
           George Pransky                                         1999

                  *                    Director
-------------------------------------                            October 22,
          David Frith-Smith                                       1999

                  *                    Director
-------------------------------------                            October 22,
          Andris A. Baltins                                       1999
--------
* J. Kevin Gleason, pursuant to Powers of Attorney executed by each of the directors listed above whose name is marked with an "x" and filed as an exhibit hereto, by signing his name hereto does hereby sign and execute this Registration Statement of AOA Capital Corp on behalf of each of such officers and directors in the capacities in which the names of each appear above.

  Pursuant to the requirements of the Securities and Exchange Act of 1933, AOA Holding LLC has duly caused Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta and the State of Georgia on this 22nd day of October, 1999.

                                          AOA Holding LLC

                                                   /s/ J. Kevin Gleason
                                          By: _________________________________
                                                     J. Kevin Gleason
                                               President and Chief Executive
                                                          Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                        Title                 Date

        /s/ J. Kevin Gleason           President and Chief
-------------------------------------   Executive Officer        October 22,
          J. Kevin Gleason              (principal                1999
                                        executive officer)

           /s/ Abe Levine              Vice President,
-------------------------------------   Chief Financial          October 22,
             Abe Levine                 Officer and               1999
                                        Treasurer
                                        (principal
                                        financial and
                                        accounting officer)

                  *                    Governor
-------------------------------------                            October 22,
            Stephen Adams                                         1999

        /s/ J. Kevin Gleason           Governor
-------------------------------------                            October 22,
          J. Kevin Gleason                                        1999

                  *                    Governor
-------------------------------------                            October 22,
           George Pransky                                         1999

                  *                    Governor
-------------------------------------                            October 22,
          David Frith-Smith                                       1999

                  *                    Governor
-------------------------------------                            October 22,
          Andris A. Baltins                                       1999
--------
* J. Kevin Gleason, pursuant to Powers of Attorney executed by each of the governors listed above whose name is marked with an "x" and filed as an exhibit hereto, by signing his name hereto does hereby sign and execute this Registration Statement of AOA Holding LLC on behalf of each of such officers and governors in the capacities in which the names of each appear above.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

To: AOA Holding LLC

We have audited in accordance with generally accepted auditing standards, the consolidated balance sheet of AOA Holding LLC and subsidiaries as of December 31, 1998 and the related consolidated statements of operations, partners' equity (deficit), and cash flows for the year then ended, and have issued our report thereon dated March 26, 1999 (except with respect to the matter discussed in Note 15, as to which the date is May 26, 1999). Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule II -- Valuation and Qualifying Accounts is the responsibility of the company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, GA
March 26, 1999
(except with respect to the
matter discussed in Note 15, as
to which the date is May 26,
1999)

                        AOA HOLDING LLC AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                         Additions
                                   ---------------------
                          Balance
                            at     Charged to Charged to
                         beginning costs and     other                   Balance at
      Description        of period  expenses  accounts(a) Deductions(b) end of period
      -----------        --------- ---------- ----------  ------------- -------------
1998 Allowance for
 Doubtful Accounts...... $ 700,429  287,494        --       (339,822)     $ 648,101
1997 Allowance for
 Doubtful Accounts...... $ 696,260  231,973        --       (227,804)     $ 700,429
1996 Allowance for
 Doubtful Accounts...... $ 546,123   57,387    169,740       (76,990)     $ 696,260

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(a)  Purchased through acquisitions during 1996
(b)  Write-offs, net of recoveries

                                    EXHIBITS

 Exhibit
 Number  Exhibit
 ------- -------
   *3.1  Articles of Incorporation of AOA Capital Corp
   *3.2  Bylaws of AOA Capital Corp
   *3.3  Articles of Organization of AOA Holding LLC
   *3.4  Operating Agreement of AOA Holding LLC
   *3.5  Member Control Agreement of AOA Holding LLC
   *4.1  Indenture, dated as of May 26, 1999 among AOA Capital Corp, AOA
         Holding LLC and United States Trust Company of New York, as trustee
   *4.2  Form of 10-3/8% Senior notes due 2006 (included in Exhibit 4.1 above as Exhibit A)
   *4.3  Registration Rights Agreement dated as of May 26, 1999 by and among
         AOA Holding LLC, AOA Capital Corp and CIBC World Markets Corp.
   *4.4  Securities Purchase Agreement, dated as of May 21, 1999 by and among
         AOA Holding LLC, AOA Capital Corp and CIBC World Markets Corp.
   *5.1  Opinion of Kaplan, Strangis and Kaplan, P.A.
   *8.1  Tax Opinion
  *10.2  Phantom Stock Agreement between Adams Outdoor Advertising Limited
         Partnership ("Adams Outdoor Advertising Limited Partnership") and J.
         Kevin Gleason
  *10.5  Deficit Capital Contribution Agreement between Stephen Adams and AOA
         Holding LLC
  *10.6  Proceeds Allocation and Indemnity Agreement between AOA Holding LLC and AOA Capital Corp
  *10.7  Form of Indemnity Agreement
  *12.1  Statement re: Computation of Ratios
   16.1  Letter from KPMG LLP, regarding the change in certifying accountant incorporated by reference to Exhibit 16 of Adams Outdoor Advertising,
         Inc.'s Current Report on Form 8-K/A filed on September 15, 1998
  *21.1  Subsidiaries of AOA Holding LLC
  *23.1  Consent of Kaplan, Strangis and Kaplan, P.A. (included in Exhibit 5.1 above)
   23.2  Consent of KPMG, LLP
   23.3  Consent of Arthur Andersen LLP
  *24.1  Powers of Attorney
  *25.1  Statement of Eligibility of trustee on Form T1
  *99.1  Form of Letter of Transmittal
  *99.2  Form of Notice of Guaranteed Delivery
  *99.3  Form of Tender Instructions

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*  Previously filed.